HANNY HANNY HOLDINGS LIMITED
VISIONS AHEAD 錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 2 January 2007

07020312

BY AIRMAIL

Office of International Cor
Securities & Exchange Com
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2007 JAN 16 A 6:4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith the following documents regarding interim results for the six months ended 30 September 2006 of the Company for filing under the ISIN US 41068T2087:-

1. copy of Announcement of Interim Results for the six months ended 30 September 2006 dated 27 December 2006 published in The Standard (English version) and Hong Kong Economic Times (Chinese version) respectively on 28 December 2006; and
2. Interim Report 2006/2007.

Thank you for your attention.

Yours faithfully
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary

Encls.

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)


HANNY
VISIONS AHEAD

Hanny Holdings Limited 錦興集團有限公司

(Incorporated in Bermuda with limited liability) (於百慕達註冊成立之有限公司)

(Stock Code 股份代號 :275)

Interim Report 2006-2007 中期報告

Unlimited POWER

無限動力 生生不息

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors

Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

AUDIT COMMITTEE

Mr. Wong King Lam, Joseph *(Chairman)*
Mr. Kwok Ka Lap, Alva
Mr. Sin Chi Fai

REMUNERATION COMMITTEE

Mr. Kwok Ka Lap, Alva *(Chairman)*
Mr. Wong King Lam, Joseph
Mr. Lui Siu Tsuen, Richard

QUALIFIED ACCOUNTANT

Mr. Lui Siu Tsuen, Richard

COMPANY SECRETARY

Ms. Kam Yiu Sai, Florence

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
35th Floor, One Pacific Place
88 Queensway
Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
The Bank of East Asia, Limited
Wing Hang Bank, Limited

PRINCIPAL REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR

Secretaries Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Wanchai
Hong Kong

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Tel: (852) 2372 0722
Fax: (852) 2304 4236

ADR DEPOSITARY

Deutsche Bank Trust Company America
60 Wall St., 27th Floor/MS NYC 60-2727
New York NY 10005

STOCK CODE

The Stock Exchange of Hong Kong Limited: 275

公司資料

董事會

執行董事

陳國強博士 *(主席)*
Yap, Allan 博士 *(董事總經理)*
呂兆泉先生 *(副董事總經理)*

獨立非執行董事

郭嘉立先生
黃景霖先生
冼志輝先生

審核委員會

黃景霖先生 *(主席)*
郭嘉立先生
冼志輝先生

薪酬委員會

郭嘉立先生 *(主席)*
黃景霖先生
呂兆泉先生

合資格會計師

呂兆泉先生

公司秘書

甘瑤斯女士

核數師

德勤•關黃陳方會計師行
執業會計師
香港
金鐘道88號
太古廣場一座35樓

主要往來銀行

中國銀行(香港)有限公司
恒生銀行有限公司
東亞銀行有限公司
永亨銀行有限公司

主要過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

過戶登記分處

秘書商業服務有限公司
香港
灣仔皇后大道東28號
金鐘匯中心26樓

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處

香港九龍
觀塘鴻圖道51號
保華企業中心8樓
電話：(852) 2372 0722
傳真：(852) 2304 4236

美國預託證券存管處

Deutsche Bank Trust Company America
60 Wall St., 27th Floor/MS NYC 60-2727
New York NY 10005

股份代號

香港聯合交易所有限公司：275

Table of Contents
目錄

The Board of Directors of Hanny Holdings Limited (the "Company") has pleasure to present to the shareholders the Interim Report of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2006.

The directors have resolved to declare an interim dividend of HK5 cents per share in cash with scrip option for the six months ended September 30, 2006 (2005: HK4 cents) to those shareholders whose names appear on the Register of Members of the Company on January 16, 2007. The relevant dividend warrants and/or share certificates will be despatched to the shareholders on or around February 13, 2007.

The Register of Members of the Company will be closed from Monday, January 15, 2007 to Tuesday, January 16, 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed share transfers forms accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, January 12, 2007.

錦興集團有限公司(「本公司」)董事會欣然向股東提呈本公司及其附屬公司(「本集團」)截至二零零六年九月三十日止六個月之中期報告。

董事議決宣派截至二零零六年九月三十日止六個月之中期股息每股現金5港仙(可選擇以股代息)(二零零五年:4港仙)予於二零零七年一月十六日名列本公司股東名冊內之股東。有關之股息單及／或股票將約於二零零七年二月十三日寄發予各股東。

本公司將於二零零七年一月十五日(星期一)至二零零七年一月十六日(星期二)(首尾兩天包括在內)期間暫停辦理股份過戶登記手續。股東為符合享有中期股息之資格,務請將所有填妥之股份過戶表格連同有關之股票,於二零零七年一月十二日(星期五)下午四時前交回本公司之股份過戶登記處香港分處秘書商業服務有限公司,地址為香港灣仔皇后大道東28號金鐘匯中心26樓,以便辦理登記手續。

Management Discussion and Analysis

RESULTS AND FINANCIAL REVIEW

Results

For the period ended September 30, 2006, the Group's unaudited consolidated profit before minority interests was HK$1,340.1 million (9/30/2005: HK$48.0 million), which comprised of profit after operating income and expenses from continuing operations of HK$24.3 million (9/30/2005: HK$39.3 million, as restated), increase in fair value of convertible note designated at fair value through profit or loss of HK$5.5 million (9/30/2005: Nil), increase in fair value of investment properties of HK$9.0 million (9/30/2005: Nil), discount on acquisition of subsidiaries of HK$116.3 million (9/30/2005: Nil), net gain on disposals/dilution of interests in associates of HK$5.1 million (9/30/2005: Nil), income tax credit from continuing operations of HK$0.9 million (9/30/2005: Nil) and profit from discontinued operations of HK$1,480.5 million (9/30/2005: HK$67.0 million), but reduced by decrease in fair value of conversion options embedded in convertible notes of HK$185.1 million (9/30/2005: increase of HK$15.6 million), decrease in fair value of conversion options embedded in convertible notes from an associate of HK$19.1 million (9/30/2005: Nil), decrease in fair value of investment in held-for-trading of HK$1.2 million (9/30/2005 HK$18.4 million), impairment loss on goodwill of HK$6.6 million (9/30/2005: Nil), impairment loss on available-for-sale investments of HK$28.0 million (9/30/2005: Nil), loss on disposal of subsidiaries of HK$0.6 million (9/30/2005: gain of HK$4.3 million), finance costs of HK$38.8 million (9/30/2005: HK$21.3 million, as restated), share of net losses of associates of HK$22.1 million (9/30/2005: HK$24.1 million). While there was an impairment loss on goodwill arising on acquisition of an associate of HK$14.4 million for the period ended September 30, 2005, there was no such item for the period ended September 30, 2006.

管理層討論及分析

業績及財務回顧

業績

截至二零零六年九月三十日止期間,本集團之未經審核未計少數股東權益前之綜合溢利為1,340,100,000港元(二零零五年九月三十日:48,000,000港元),包括扣除經營收入及開支後之持續業務之溢利為24,300,000港元(二零零五年九月三十日:39,300,000港元,經重列)、按公平價值並在損益表內處理之可兑換票據之公平價值增加為5,500,000港元(二零零五年九月三十日:無)、投資物業公平價值之增加為9,000,000港元(二零零五年九月三十日:無)、收購附屬公司之折讓為116,300,000港元(二零零五年九月三十日:無)、出售／攤薄聯營公司權益之收益淨額為5,100,000港元(二零零五年九月三十日:無)、持續業務所產生之所得税抵免900,000港元(二零零五年九月三十日:無)及非持續業務之溢利為1,480,500,000港元(二零零五年九月三十日:67,000,000港元),但扣除可兑換票據中內在之可兑換權之公平價值減少為185,100,000港元(二零零五年九月三十日:增加15,600,000港元)、一間聯營公司可兑換票據中內在之可兑換權之公平價值減少為19,100,000港元(二零零五年九月三十日:無)、持作買賣投資之公平價值減少為1,200,000港元(二零零五年九月三十日:18,400,000港元)、商譽減值虧損為6,600,000港元(二零零五年九月三十日:無)、可供銷售投資減值虧損為28,000,000港元(二零零五年九月三十日:無)、出售附屬公司之虧損為600,000港元(二零零五年九月三十日:收益4,300,000港元)、財務費用為38,800,000港元(二零零五年九月三十日:21,300,000港元,經重列)、應佔聯營公司虧損淨額為22,100,000港元(二零零五年九月三十日:24,100,000港元)。截至二零零五年九月三十日止期間,收購一間聯營公司之商譽減值虧損為14,400,000港元,而截至二零零六年九月三十日止期間並無此項項目。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

RESULTS AND FINANCIAL REVIEW *(Continued)*

Segment Results

During the period, the Group experienced a decline in growth as well as gross profit margin. This deterioration was mainly due to the disposal of the entire "trading of computer related products" and "trading of consumer electronic products" segments (Disposal of assets of Memorex International Inc. ("MII")). The disposal was completed on April 28, 2006. Accordingly, the turnover and results relating to MII were classified as "Discontinued Operations" for both the current and last periods.

For trading of computer related products, segment turnover amounted to HK$237.2 million for the period, decreasing by HK$1,661.6 million (87.5%) from the same interim period in 2005 and segment loss recorded HK$75.9 million, decreasing by HK$165.4 million (over 100%) from 2005.

For trading of consumer electronic products, segment turnover amounted to HK$59.8 million, decreasing by HK$611.1 million (over 100%) from the same interim period in 2005 and segment result recorded HK$1.1 million, decreasing by HK$12.0 million (over 100%) from 2005.

For trading of securities, segment turnover amounted to HK$79.4 million, decreasing by HK$34.5 million (30.2%) from the same interim period in 2005 and segment result recorded HK$2.5 million, decreasing by HK$16.1 million (over 100%).

For property development and trading, there was no segment turnover for the interim period, decreasing by HK$118.8 million (100%) from interim period 2005 and so was segment result, decreasing by HK$10.7 million (100%).

During the period, sand mining segment was included as a result of the acquisition of an interest in Group Dragon Investments Limited ("GDI"), with segment turnover of HK$0.9 million and segment loss of HK$0.5 million.

Nonetheless, the disposal contributed HK$1,527.1 million to the results of the Group for the period which critically increased from HK$48.0 million for the period ended September 30, 2005 to HK$1,340.1 million for the period. The Group also disposed of certain of its subsidiaries and associates during the period with a net gain of HK$4.5 million while a gain of HK$4.2 million was resulted from disposals during the period ended September 30, 2005. From acquisition of GDI, a discount on acquisition of subsidiaries of HK$116.3 million was resulted. The Group had increased in fair value of investment properties of HK$9.0 million and fair value of convertible notes designated at fair value through profit or loss by HK$5.5 million. Decrease in fair value of investment in held-for-trading decreased by HK$17.2 million as compared to the interim period 2005. There was an income tax credit from continuing operations during the period of HK$0.9 million. Furthermore, there was an impairment loss on goodwill arising on acquisition of an associate of HK$14.4 million during the period ended September 30, 2005 while there was nil during the period. The Group suffered less net losses under "Share of results of associates" during the period of HK$2.0 million. Operating income from continuing operations dropped from HK$39.3 million for the period ended September 30, 2005 to an operating income of HK$24.3 million for the period.

業績及財務回顧 *(續)*

分類業績

期內，本集團業務增長以及毛利率下跌。此跌幅主要由於出售全部「電腦相關產品貿易」及「消費電子產品貿易」(出售Memorex International Inc.(「MII」)之資產)分類。出售事項已於二零零六年四月二十八日完成。因此，有關MII之營業額及業績於本期間及去年期間均分類為「非持續業務」。

就電腦相關產品貿易而言，期內分類營業額為237,200,000港元，較二零零五年中期同期減少1,661,600,000港元(87.5%)，而分類虧損則錄得75,900,000港元，較二零零五年減少165,400,000港元(超過100%)。

消費電子產品貿易之分類營業額為59,800,000港元，較二零零五年中期同期減少611,100,000港元(超過100%)，而分類業績則錄得1,100,000港元，較二零零五年減少12,000,000港元(超過100%)。

證券買賣之分類營業額為79,400,000港元，較二零零五年中期同期減少34,500,000港元(30.2%)，而分類業績則錄得2,500,000港元，減少16,100,000港元(超過100%)。

物業發展及買賣於本中期期間並無分類營業額，較二零零五年中期期間減少118,800,000港元(100%)，而分類業績亦減少10,700,000港元(100%)。

期內，採砂業務已計入因收購群龍投資有限公司(「群龍」)之權益，分類營業額為900,000港元，而分類虧損為500,000港元。

然而，出售事項為本集團期內業績貢獻1,527,100,000港元，本集團期內業績由截至二零零五年九月三十日止期間之48,000,000港元大幅增加至本期間之1,340,100,000港元。本集團亦於期內出售其若干附屬公司及聯營公司並錄得收益淨額為4,500,000港元，而截至二零零五年九月三十日止期間錄得出售收益為4,200,000港元。本集團因收購群龍錄得收購附屬公司之折讓為116,300,000港元。本集團於投資物業公平價值之增加為9,000,000港元、按公平價值並在損益表內處理之可兌換票據之公平價值增加5,500,000港元。持作買賣投資之公平價值較二零零五年中期期間減少17,200,000港元。期內持續業務錄得所得稅抵免為900,000港元。此外，截至二零零五年九月三十日止期間收購一間聯營公司之商譽減值虧損為14,400,000港元，而期內則無此項目。期內本集團「應佔聯營公司業績」虧損淨額收窄達2,000,000港元。持續業務經營收入由截至二零零五年九月三十日止期間之39,300,000港元下跌至本期間錄得經營收入24,300,000港元。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

RESULTS AND FINANCIAL REVIEW *(Continued)*

Segment Results *(Continued)*

However, such contributions were reduced by the decrease in fair value of conversion options embedded in convertible notes of HK$200.6 million as compared to the interim period 2005. Profit from discontinued operations dropped from HK$67.1 million for the period ended September 30, 2005 to a loss of HK$46.6 million for the period. Finance costs incurred increased by HK$17.6 million owing to the coupon interest in relation to the issue of convertible notes by the Company during the period. In addition, there were impairment loss on available-for-sale investments of HK$28.0 million, decrease in conversion options embedded in convertible notes from an associate of HK$19.1 million and impairment loss on goodwill of HK$6.6 million during the period.

Investment in Convertible Notes

During the period, the Group acquired four unlisted convertible notes issued by companies listed on The Stock Exchange of Hong Kong for an aggregate consideration of HK$389.0 million in addition to the existing three convertible notes acquired during the year ended March 31, 2006. A convertible note from an associate and convertible notes of an aggregated amount of HK$305.0 million were acquired on acquisition of GDI during the period, with a decrease in fair value of HK$19.1 million. The aggregate fair value decrease of HK$185.1 million in respect of the conversion option element and increase of HK$5.9 million in respect of the debt element were recognized in profit and loss and reserves, respectively. An aggregate of HK$155.3 million was converted into available-for-sale investments during the period. In addition, the aggregate fair value increase in respect of two of the newly acquired convertible notes designated at fair value through profit or loss and accrued interest income of HK$5.5 million and HK$1.0 million were recognized in profit and loss.

Liquidity

Bank and cash balances at September 30, 2006 increased significantly to HK$61.7 million (3/31/2006: HK$26.5 million), accounting for 2.1% (3/31/2006: 1.4%) of the net tangible asset value of the Group. Such dramatic increase was mainly attributable to the reclassification of bank and cash balances of HK$26.0 million to "assets classified as held for sale" as at March 31, 2006. The cash was mainly used for daily operations and investments in financial instruments during the period. The current ratio of the Group at September 30, 2006 was 2.71 (3/31/2006: 1.43).

Financial Review

The current assets of the Group at September 30, 2006 decreased by HK$685.4 million (28.1%) to HK$1,752.0 million (3/31/2006: HK$2,437.4 million, as restated).

業績及財務回顧 *(續)*

分類業績 *(續)*

然而，此等貢獻因以下項目減少。可兌換票據中內在之可兌換權之公平價值較二零零五年中期期間減少200,600,000港元。非持續業務之溢利由截至二零零五年九月三十日止期間之67,100,000港元下跌至期內之虧損46,600,000港元。由於本公司期內發行可兌換票據之票息，財務費用因而增加17,600,000港元。此外，期內之可供銷售投資減值虧損為28,000,000港元、一間聯營公司可兌換票據中內在之可兌換權減少19,100,000港元以及商譽減值虧損為6,600,000港元。

於可兌換票據之投資

期內，除截至二零零六年三月三十一日止年度購入之現有三份可兌換票據外，本集團已購入四份於由香港聯合交易所上市公司所發行之非上市可兌換票據，總代價為389,000,000港元。期內，本集團就收購群龍一間聯營公司一份可兌換票據以及可兌換票據總值305,000,000港元，而致公平價值減少19,100,000港元。有關可兌換權部份之公平價值總額減少185,100,000港元而就有關債務部份則增加5,900,000港元，並分別在損益及儲備中確認。期內，合共155,300,000港元兌換為可供銷售投資。此外，有關按公平價值並在損益表內處理之新收購兩份可兌換票據之公平價值及計入利息收入為數分別5,500,000港元及1,000,000港元已於損益中確認。

流動資金

於二零零六年九月三十日之銀行及現金結存大幅增加至61,700,000港元（二零零六年三月三十一日：26,500,000港元），佔本集團有形資產淨值之2.1%（二零零六年三月三十一日：1.4%）。該等款項大幅增加主要由於於二零零六年三月三十一日為數26,000,000港元之銀行及現金結存重新分類為「持作銷售資產」。期內該等現金主要用作日常營運及財務工具投資。本集團於二零零六年九月三十日之流動比率為2.71（二零零六年三月三十一日：1.43）。

財務回顧

本集團於二零零六年九月三十日之流動資產減少685,400,000港元（28.1%）至1,752,000,000港元（二零零六年三月三十一日：2,437,400,000港元，經重列）。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

RESULTS AND FINANCIAL REVIEW *(Continued)*

Financial Review *(Continued)*

Such decrease was mainly attributable to the decrease in inventories of HK$4.1 million, available-for-sale investments of HK$73.5 million, short-term loan receivables from related companies of HK$129.1 million, margin loan receivables of HK$10.2 million at period end as compared to the previous year. Furthermore, assets classified as held for sale of HK$1,645.2 million as at March 31, 2006 were disposed of during the period. Such decrease outweighed the increase in other asset of HK$229.2 million, trade and other receivables of HK$283.7 million, investments held for trading of HK$31.8 million, convertible notes designated at fair value through profit or loss of HK$106.4 million, short-term loan receivables of HK$474.1 million, loans to associates of HK$15.5 million, amounts due from associates of HK$0.8 million and bank balances and cash of HK$35.2 million.

Other asset of HK$229.2 million as at September 30, 2006 arose from the acquisition of GDI during the period.

Inventories decreased from HK$8.6 million as at March 31, 2006 to HK$4.4 million as at September 30, 2006. Such decrease was mainly attributable to the disposal of the trading of computer related products and trading of consumer electronic products segments as mentioned in the aforesaid "Segment results".

Trade and other receivables increased from HK$59.7 million as at March 31, 2006 to HK$343.5 million as at September 30, 2006. Such drastic increase was mainly attributable to the receivable of HK$305.2 million from an acquirer of the Group's former subsidiaries. The number of days for debtors turnover decreased from 39 days last year to 24 days in current period as a result of the disposal of the trading of computer related products and trading of consumer electronic products segments as mentioned in the aforesaid "Segment results".

Short-term loan receivables, short-term loan receivables from related companies and loans to associates increased from HK$179.7 million as at March 31, 2006 to HK$540.2 million as at September 30, 2006. Such increase was mainly attributable to a number of loan agreements entered into with third parties for an aggregate principal amount of HK$371.8 million during the period. An aggregate amount of short-term loan receivables of HK$382.8 million was included on acquisition of GDI during the period, with a post-acquisition interest receivable of HK$7.4 million and provision for loan receivable of HK$12.8 million. During the period, an aggregate amount of HK$388.7 million was repaid.

Deposit for acquisition of interest in properties of HK$57.1 million were included in the Group on acquisition of GDI during the period. Deposits for acquisition of subsidiaries of HK$50.0 million was made during the period.

Trade and other payables decreased from HK$358.8 million as at March 31, 2006 to HK$188.1 million as at September 30, 2006. Such decrease was mainly attributable to the decrease in trade payables of HK$38.1 million as a result of the disposal of the trading of computer related products and trading of consumer electronic products segments as mentioned in the aforesaid "Segment results". The number of day for creditors turnover decreased from 44 days in 2005 to 21 days in current period.

業績及財務回顧 *(續)*

財務回顧 *(續)*

流動資產減少主要由於與去年比較期末存貨減少4,100,000港元，可供銷售投資減少73,500,000港元，應收有關連公司之短期貸款129,100,000港元，應收孖展貸款10,200,000港元。此外，期內已出售於二零零六年三月三十一日為1,645,200,000港元之分類為持作銷售之資產。此減幅超逾其他資產之增加229,200,000港元、貿易及其他應收款項之增加283,700,000港元、持作買賣投資之增加31,800,000港元、按公平價值列賬並在損益表內處理之可兌換票據之增加106,400,000港元、應收短期貸款之增加474,100,000港元、給予聯營公司貸款之增加15,500,000港元、應收聯營公司款項之增加800,000港元，以及銀行結存及現金之增加35,200,000港元。

由於期內收購群龍，於二零零六年九月三十日之其他資產為229,200,000港元。

存貨由二零零六年三月三十一日之8,600,000港元減少至二零零六年九月三十日之4,400,000港元。誠如上文「分類業績」所述，存貨減少主要由於出售電腦相關產品貿易及消費電子產品貿易分類。

貿易及其他應收款項由二零零六年三月三十一日之59,700,000港元增加至二零零六年九月三十日之343,500,000港元。此大幅度增加主要由於應收本集團前附屬公司一名收購人305,200,000港元。誠如上文「分類業績」所述，由於出售電腦相關產品貿易及消費電子產品貿易分類，應收賬款之流轉期由去年之39日減少至本期間之24日。

應收短期貸款、應收有關連公司之短期貸款及給予聯營公司之貸款由二零零六年三月三十一日之179,700,000港元增加至二零零六年九月三十日之540,200,000港元。此增幅主要由於本集團期內與第三方訂立多份本金額共371,800,000港元之貸款協議。本集團期內收購群龍時已計入應收短期貸款合共382,800,000港元，而應收收購後利息及應收貸款撥備分別為7,400,000港元及12,800,000港元。期內已償還共388,700,000港元。

本集團期內收購群龍時已計入收購物業權益之按金57,100,000港元。期內，本集團已付收購附屬公司之按金50,000,000港元。

貿易及其他應付款項由二零零六年三月三十一日之358,800,000港元減少至二零零六年九月三十日之188,100,000港元。此減幅主要由於貿易應付款項減少38,100,000港元，誠如上文「分類業績」所述，貿易應付款項減少乃因出售電腦相關產品貿易及消費電子產品貿易分類所導致。應付賬款之流轉期由二零零五年之44日減少至本期間之21日。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

RESULTS AND FINANCIAL REVIEW *(Continued)*

Financial Review *(Continued)*

At September 30, 2006, total borrowings of the Group amounted to HK$1,152.5 million (3/31/2006: HK$720.5 million), of which HK$725.2 million (3/31/2006: HK$95.7 million) were not repayable within one year. The borrowings included bank and other borrowings of HK$493.7 million (3/31/2006: HK$687.3 million), overdrafts of HK$19.6 million (3/31/2006: HK$33.2 million). In addition, there were convertible notes payable of HK$639.1 million as at September 30, 2006. The increase in borrowings was mainly due to the issue of convertible notes by the Company of HK$770.9 million of which an amount attributable to the equity component of the convertible notes of HK$143.4 million was classified under reserves. New borrowings totalling HK$65.0 million were obtained during the period for the purposes of investment and daily operation. Repayment of HK$311.5 million was made during the period. Furthermore, an amount of HK$7.2 million was excluded from the Group as a result of disposal of a subsidiary in May 2006. Overdrafts decreased by HK$13.6 million as compared to March 31, 2006.

Interests in associates

The increase in balance from HK$616.9 million as at March 31, 2006 to HK$714.4 million as at September 30, 2006 was mainly due to the disposal of the Group's 15.3% interest in China Strategic Holdings Limited ("CSHL") and interests in certain associates, and acquisition of GDI which contributed an aggregate amount of HK$390.1 million and HK$483.8 million, respectively. During the period, the Group had shared losses and decrease in reserves of associates of HK$22.1 million and HK$0.7 million, respectively, and currency translation reserve of HK$4.2 million. In addition, an amount of HK$30.8 million was classified as "assets classified as held for sale" as at March 31, 2006.

Pledge of assets

At September 30, 2006, certain assets of the Group amounting to HK$235.4 million (3/31/2006: HK$1,430.0 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2006 significantly increased to 39.5% (3/31/2006: 38.6%) owing to the increase in bank and other borrowings and issue of convertible notes payable during the period to finance the Group's investments.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollar. The risk of foreign exchange fluctuation has not been significant to the Group. Interest rates of bank and other loans are at Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

業績及財務回顧 *(續)*

財務回顧 *(續)*

於二零零六年九月三十日，本集團借款總額為1,152,500,000港元（二零零六年三月三十一日：720,500,000港元），其中725,200,000港元（二零零六年三月三十一日：95,700,000港元）毋須於一年內償還。有關借款包括銀行及其他借款493,700,000港元（二零零六年三月三十一日：687,300,000港元）及透支19,600,000港元（二零零六年三月三十一日：33,200,000港元）。此外，於二零零六年九月三十日應付可兑換票據為639,100,000港元。借款增加主要由於本公司發行為數770,900,000港元之可兑換票據，其中應佔可兑換票據權益部份143,400,000港元已分類為儲備。期內，本集團就投資及日常營運取得合共65,000,000港元之新增借款。期內，還款額為311,500,000港元。此外，由於在二零零六年五月出售一間附屬公司，本集團並無計入為數7,200,000港元。透支較二零零六年三月三十一日減少13,600,000港元。

聯營公司權益

結餘由二零零六年三月三十一日之616,900,000港元增加至二零零六年九月三十日之714,400,000港元，主要由於本集團出售中策集團有限公司（「中策」）15.3%權益及若干聯營公司權益及收購群龍，分別貢獻合共390,100,000港元及483,800,000港元。期內，本集團分別應佔聯營公司虧損及儲備減少22,100,000港元及700,000港元，而匯兑儲備則為4,200,000港元。此外，於二零零六年三月三十一日，為數30,800,000元已分類為「持作銷售資產」。

資產抵押

於二零零六年九月三十日，本集團將235,400,000港元（二零零六年三月三十一日：1,430,000,000港元）之若干資產抵押予銀行及財務機構以取得授予本集團之貸款融資。

資本與負債比率

由於期內就本集團之投資提供資金而增加銀行及其他借款及發行應付可兑換票據，於二零零六年九月三十日之資本與負債比率（借款／股東資金）大幅上升至39.5%（二零零六年三月三十一日：38.6%）。

匯率及利率風險

本集團大部份業務交易、資產及負債均以港元計值。外匯波動風險對本集團而言並不重大。銀行及其他貸款之利率以最優惠利率以上水平計算。於結算日，本集團並無訂立任何利率投機及對沖合約。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

RESULTS AND FINANCIAL REVIEW *(Continued)*

Contingent liabilities

As at September 30, 2006, the Group had guarantee given to a bank in respect of banking facilities utilized by a third party of HK$27.0 million. The Group also shared from an associate's contingent liabilities in relation to guarantees given to banks in respect of bank facilities amounted to HK$0.1 million (3/31/2006: guarantees given to banks and other guarantees amounted to HK$11.5 million).

Employees and remuneration policies

As at September 30, 2006, there were approximately 84 staff members (3/31/2006: 500) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, a mandatory provident fund scheme, medical insurance and discretionary bonuses. Share options are awarded to employees on a merit basis. However, no share options were granted during the period.

BUSINESS AND OPERATIONS REVIEW

During the six months ended September 30, 2006, the Group underwent several corporate developments, comprised mainly of the disposal of its then 45.2% interest in the Memorex® business in April 2006 and the acquisition of a 98.92% interest in GDI in June 2006.

Upon the disposal of Memorex® business, the Group captured a significant gain during the interim period. This handsome gain brought about working capital and provided the company with an opportunity to actively look for meaningful investments in viable businesses.

Subsequent to the disposal of Memorex® business, the Group completed the acquisition of GDI and took control over all the businesses under GDI. The Group then began the integration process within the combined businesses so as to consolidate the common or related businesses and enjoy the synergistic results as much as practical. These businesses include property development and trading, trading of securities, investment in convertible notes issued by listed companies in Hong Kong and holding of strategic investments. By utilizing the Group's strong business network, professional expertise and diverse management resources, the integration has been quite successful and is progressing well. Moreover, the Group has extended the business portfolio to include those businesses carrying out by GDI. The diverse investments of GDI include China Enterprises Limited, whose shares are traded on the OTC Bulletin Board and MRI Holdings Limited, whose shares are listed on the Australian Securities Exchange.

Up to September 30, 2006, the Group has subscribed into convertible notes of listed companies with an aggregate nominal value over Hong Kong Dollars One Billion. Such listed companies are Asia Standard International Group Limited, Macau Prime Properties Holdings Limited, Mei Ah Entertainment Group Limited, Golden Harvest Entertainment (Holdings) Limited, Wing On Travel (Holdings) Limited, See Corporation Limited and Wo Kee Hong (Holdings) Limited. The subscriptions serve as part of the Group's strategy to diversify its investment portfolio into the growing industries.

業績及財務回顧 *(續)*

或然負債

於二零零六年九月三十日，本集團就第三方動用之銀行信貸而給予銀行之擔保為27,000,000港元。本集團亦攤佔一間聯營公司關於就銀行信貸而給予銀行之擔保之或然負債為100,000港元（二零零六年三月三十一日：給予銀行之擔保及其他擔保達11,500,000港元）。

僱員及薪酬政策

於二零零六年九月三十日，本集團僱用約84名員工（二零零六年三月三十一日：500名）。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。本集團每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，期內並無授出購股權。

業務及經營回顧

截至二零零六年九月三十日止六個月，本集團進行多項企業發展，主要包括於二零零六年四月出售集團當時於Memorex®業務所持有之45.2%權益，以及於二零零六年六月收購群龍之98.92%權益。

在出售Memorex®業務後，本集團於本中期期間獲得重大收益。此筆可觀收益為本公司帶來營運資金，以及為本公司於具發展潛力之業務中提供機會，藉以積極尋求具意義的投資。

於出售Memorex®業務後，本集團已完成收購群龍，並管理群龍旗下全部業務。其後，本集團開始為合併業務進行整合過程，藉此鞏固共同或相關業務，並於實際可行情況下享有最大之協同效益。該等業務包括物業發展及買賣、證券買賣、投資於香港上市公司發行的可兌換票據及持有策略性投資。憑藉本集團陣容強大之業務網絡、專業人才及分散管理資源，整合過程十分成功，進度亦相當理想。此外，本集團已擴充旗下之業務組合，以納入由群龍經營之業務。群龍之投資範圍廣泛，包括China Enterprises Limited（其股份乃於美國場外交易議價板買賣）及MRI Holdings Limited（其股份乃於澳洲證券交易所上市）。

截至二零零六年九月三十日，本集團已認購上市公司之可兌換票據，總面值逾十億港元。該等上市公司為泛海國際集團有限公司、澳門祥泰地產集團有限公司、美亞娛樂資訊集團有限公司、嘉禾娛樂事業（集團）有限公司、永安旅遊（控股）有限公司、漢傳媒集團有限公司及和記行（集團）有限公司。認購事項為本集團分散其於增長行業中投資組合之部份策略。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

BUSINESS AND OPERATIONS REVIEW *(Continued)*

For the current period, the Group recorded a significant loss as a result of the change in fair value of conversion options embedded in such convertible notes.

The profit/loss mainly depends on factors, like market price of the shares underlying in such convertible notes and the prevailing market interest rates, as compared with the conversion price of the shares and the coupon interest rates of the convertible notes. The Group will perform up to date professional valuation of such convertible notes when preparing its periodic interim and annual accounts and will take into account the resulting profit/loss due to the change in fair value of conversion options embedded in such convertible notes. The resulting profit/loss on preparing the Group's periodic interim and annual accounts are non-cash items and, due to the factors stated above, may or may not be changed substantially from period to period.

Significant Investments

China Enterprises Limited ("CEL", carried on business in Hong Kong as China Tire Holdings Limited)

During the period under review, CEL continues to be an investment holding company. CEL is engaged in the business of property investment and development in the People's Republic of China ("PRC") and has substantial interests in Hangzhou Zhongce Rubber Company Limited and Wing On Travel (Holdings) Limited, which are principally engaged in manufacturing and marketing of tires in the PRC and other countries abroad, and the business of providing package tour, travel, and other related services and hotel operations, respectively.

MRI Holdings Limited ("MRI")

During the period under review, MRI completed the acquisition of Zest Health Clubs ("ZHC"), Australia's second largest health and fitness chain, and number 1 in market share in 3 of Australia's 5 largest fitness markets. MRI has been actively participating in the operations of ZHC and continued to penetrate its markets and grow in market shares.

Major Strategic Investments

PSC Corporation Ltd ("PSC")

At September 30, 2006, the Group is holding an effective interest of 24.26% in PSC, which is principally engaged in manufacturing of food and other products, distribution of food and other fast moving consumer goods, logistics and franchising, healthcare consultancy and services, and education.

Intraco Limited ("Intraco")

At September 30, 2006, the Group is holding an effective interest of 7.25% in Intraco, which focuses on four core businesses, which include commodities trading, projects, info-communications and the distribution of semiconductors.

業務及經營回顧 *(續)*

由於該等可兑換票據中內在之可兑換權之公平價值變動，本集團於期內錄得大幅虧損。

溢利／虧損主要視乎該等可兑換票據之相關股份之市場價格及現時市場利率等因素與股份之兑換價及可兑換票據之票息利率之比較等因素。本集團於編製定期中期及年度賬目時將就該等可兑換票據進行最新專業估值，並計入該等可兑換票據中內在之可兑換權之公平價值變動所產生之最終溢利／虧損。編製本集團定期中期及年度賬目之最終溢利／虧損為非現金項目，基於上述因素，於各期間可能或不可能出現重大變動。

重大投資

China Enterprises Limited（「CEL」，以China Tire Holdings Limited之名義在香港經營業務）

於回顧期間，CEL一直為一間投資控股公司。CEL於中華人民共和國（「中國」）從事物業投資及發展業務，並分別於杭州中策橡膠有限公司（主要於中國及其他海外國家主要從事輪胎製造及銷售業務）及永安旅遊（控股）有限公司（主要從事提供旅行團、旅遊及其他相關服務及酒店營運業務）擁有重大的權益。

MRI Holdings Limited（「MRI」）

於回顧期間，MRI完成收購Zest Health Clubs（「ZHC」），為澳洲第二大健身連鎖店，並在澳洲五大健身市場當中的三個之市場佔有率排名第一。MRI一直積極參與ZHC之營運，並持續滲透市場及增加市場佔有率。

主要策略性投資

普威集團有限公司（「普威集團」）

於二零零六年九月三十日，本集團持有普威集團之24.26%實際權益，其主要從事食品及其他產品之製造、食品及其他快速流通消費品之分銷、物流及特許經營、保健諮詢及服務，以及教育。

新加坡國際貿易有限公司（「新加坡國際貿易」）

於二零零六年九月三十日，本集團持有新加坡國際貿易之7.25%實際權益，其集中四大核心業務，包括商品貿易、工程項目、資訊通信及半導體分銷。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

BUSINESS AND OPERATIONS REVIEW *(Continued)*

業務及經營回顧 *(續)*

Major Strategic Investments *(Continued)*

主要策略性投資 *(續)*

Tat Seng Packaging Group Ltd. ("Tat Seng")

At September 30, 2006, the Group is holding an effective interest of 15.51% in Tat Seng, which is one of Singapore's leading manufacturers of corrugated paper packaging product with operations in Singapore, Suzhou and Hefei in the PRC. The Tat Seng Packaging group designs, manufactures and sells corrugated paper packaging products for the packing of diverse range of products according to customers' specifications. Its key products include corrugated paper boards, corrugated paper cartons, die-cut boxes, assembly cartons, heavy duty corrugated paper products and other packaging related products.

達成包裝集團有限公司(「達成包裝」)

於二零零六年九月三十日，本集團持有達成包裝之15.51%實際權益，其為新加坡其中之一家最主要的瓦楞紙包裝產品製造商，在新加坡、中國蘇州及合肥均設有工場。達成包裝集團負責設計、製造和銷售瓦楞紙包裝產品，並按客戶的特定規格生產，務求為各類不同產品提供包裝。達成包裝之主要產品包括瓦楞紙板、瓦楞紙箱、模切紙箱、普通開槽箱、重型瓦楞紙製品及其他包裝相關產品。

Wing On Travel (Holdings) Limited ("Wing On Travel")

At September 30, 2006, the Group is holding an effective interest of 11.14% in Wing On Travel, which is principally engaged in the business of providing package tours, travel and other related services, and hotel operation including a hotel chain branded under the name of "Rosedale" in Hong Kong and the Mainland.

永安旅遊(控股)有限公司(「永安旅遊」)

於二零零六年九月三十日，本集團持有永安旅遊之11.14%實際權益，其主要從事提供旅行團、旅遊及其他相關服務，以及酒店營運業務，包括在香港及中國內地以「珀麗」為品牌經營之連鎖式酒店。

Major Acquisitions & Disposals

主要收購及出售事項

Disposal of 15.3% interests in CSHL and acquisition of interests in GDI

On March 10, 2005, the Company and PYI Corporation Limited entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited for the disposal of approximately 15.3% interests in CSHL at a consideration of approximately HK$26 million. The Share Sale Agreement was completed on May 24, 2006. On May 26, 2006, Somerley Limited, on behalf of Well Orient Limited ("Well Orient") made a voluntary offer to the shareholders of GDI ("GDI Offer"). The GDI Offer closed on June 16, 2006 and Well Orient received a total of 306,622,223 GDI shares. Together with 129,409,897 GDI shares (representing approximately 29.36% of the issued share capital of GDI) already held by Well Orient, Well Orient was interested in approximately 98.92% of the issued share capital of GDI.

出售中策15.3%權益及收購群龍權益

於二零零五年三月十日，本公司及保華集團有限公司與Nation Field Limited訂立售股協議(「售股協議」)，以代價約26,000,000港元出售約15.3%中策權益。售股協議於二零零六年五月二十四日完成。於二零零六年五月二十六日，新百利有限公司代表威倫有限公司(「威倫」)向群龍股東提出自願收購建議(「群龍收購建議」)。群龍收購建議已於二零零六年六月十六日截止及威倫合共收到306,622,223股群龍股份。連同威倫已持有之129,409,897股群龍股份(佔群龍已發行股本約29.36%)，威倫持有群龍已發行股本約98.92%。

Disposal of assets of MII

On January 19, 2006, MII entered into a sale and purchase agreement ("S&P Agreement") with Imation Corp. for the sale and purchase of certain assets of MII relating to the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data as conducted by MII and Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. for an aggregate consideration of US$330 million plus adjustments amount and earnout amount calculated in accordance with the S&P Agreement. The S&P Agreement was completed on April 28, 2006. Details of the transaction are set out in the circular of the Company dated April 10, 2006.

出售MII資產

於二零零六年一月十九日，MII與Imation Corp.訂立買賣協議(「買賣協議」)，以買賣MII與Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、美瑞思科技股份有限公司及Memorex Products, Inc.所從事的電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售業務有關之MII若干資產，總代價為330,000,000美元，另加根據買賣協議計算的調整金額及額外金額。買賣協議於二零零六年四月二十八日完成。交易詳情載於本公司日期為二零零六年四月十日之通函內。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

BUSINESS AND OPERATIONS REVIEW *(Continued)*

Major Acquisitions & Disposals *(Continued)*

The Underwriting Agreement and Subscription of rights shares of See Corporation Limited ("SCL")

On April 22, 2006, the Company, Success Securities Limited and SCL entered into an underwriting agreement pursuant to which the Company agreed to underwrite up to 329,037,330 rights shares of SCL at a subscription price of HK$0.014 per rights share. On the same day, the Company executed an undertaking to SCL to take up its entitlement in full under the rights issue of SCL. On June 30, 2006, a total of 1,991,487,330 rights shares of SCL were subscribed by the Company. Details of the underwriting agreement are set out in the circular of the Company dated May 17, 2006.

Subscription of convertible note of Macau Prime Properties Holdings Limited ("MPP")

On April 27, 2006, the Company and MPP entered into a subscription agreement ("MPP Subscription Agreement") regarding the subscription of 1% convertible note of MPP with the principal amount of HK$270 million. The MPP Subscription Agreement was completed on June 15, 2006. Details of the transaction are set out in the circular of the Company dated May 26, 2006.

The Subscription Agreements and the proposed issue of convertible exchangeable note of the Company

On June 27, 2006, the Company entered into five conditional subscription agreements with each of five subscribers (including ITC Corporation Limited ("ITC") and four other fund subscribers) in relation to the subscription by the subscribers of 1% convertible exchangeable notes with an aggregate principal amount of US$150 million (equivalent to approximately HK$1,164.9 million) to be issued by the Company at par ("Convertible Notes"). Pursuant to the subscription agreements, the Company was required after the signing of the subscription agreements to enter into a contract ("CEL Agreement") with CEL for the subscription of 1% convertible note of CEL with the principal amount of US$100 million. The CEL Agreement was entered into by the Company and CEL on August 29, 2006. On August 30, 2006, each of the subscribers of Convertible Notes and the Company entered into the supplemental agreement pursuant to which the parties agreed that the completion of the subscription of Convertible Notes would be conditional on the closing or lapse (whichever is earlier) of the offers made by Famex Investment Limited ("Famex"), an indirect wholly-owned subsidiary of ITC. The subscription agreements (as amended by the supplemental agreements) and the CEL Agreement were approved by the shareholders of the Company on September 25, 2006 but yet to be completed as at the date of this interim report. Details of the transaction are set out in the circular of the Company dated September 8, 2006.

業務及經營回顧 *(續)*

主要收購及出售事項 *(續)*

包銷協議及認購漢傳媒集團有限公司(「漢傳媒」)供股股份

於二零零六年四月二十二日，本公司、實德證券有限公司及漢傳媒訂立一份包銷協議，據此，本公司同意按每股供股股份之認購價0.014港元包銷最多至329,037,330股漢傳媒供股股份。於同日，本公司向漢傳媒作出承諾，以悉數認購漢傳媒供股項下之配額。於二零零六年六月三十日，本公司認購漢傳媒合共1,991,487,330股供股股份。包銷協議之詳情載於本公司日期為二零零六年五月十七日之通函內。

認購澳門祥泰地產集團有限公司(「澳門祥泰地產」)可兑換票據

於二零零六年四月二十七日，本公司與澳門祥泰地產訂立一份認購協議(「澳門祥泰地產認購協議」)，以認購澳門祥泰地產本金額270,000,000港元之1%可兑換票據。澳門祥泰地產認購協議已於二零零六年六月十五日完成。認購事項之詳情載於本公司日期為二零零六年五月二十六日之通函內。

認購協議及建議發行本公司可兑換可交換票據

於二零零六年六月二十七日，本公司各自與五位認購人(包括德祥企業集團有限公司(「德祥」)及另外四名基金認購者)訂立五份認購協議，以認購由本公司按面值將予發行本金總額為150,000,000美元(相等於約1,164,900,000港元)之1%可兑換可交換票據(「可兑換票據」)。根據認購協議，本公司須在簽訂認購協議後與CEL訂立合約(「CEL認購協議」)，以認購CEL本金額為100,000,000 美元之1%可兑換票據。本公司與CEL 於二零零六年八月二十九日訂立CEL認購協議。於二零零六年八月三十日，可兑換票據認購人各自與本公司訂立補充協議，據此，訂約各方均同意，認購可兑換票據之完成亦須待其威投資有限公司(「其威」)(為德祥之間接全資附屬公司)提出之收購建議截止或失效(以較早者為準)時方告完成。認購協議(經補充協議修訂)及CEL認購協議於二零零六年九月二十五日獲本公司股東批准，惟於截至本中期報告日期止仍尚未完成。認購事項之詳情載於本公司日期為二零零六年九月八日之通函內。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

BUSINESS AND OPERATIONS REVIEW *(Continued)*

Major Acquisitions & Disposals *(Continued)*

Subscription of convertible note of Mei Ah Entertainment Group Limited ("Mei Ah")

On June 28, 2006, the Company and Mei Ah entered into a subscription agreement ("Mei Ah Subscription Agreement") regarding the subscription of 4% convertible note of Mei Ah with the principal amount of HK$50 million. The Mei Ah Subscription Agreement was completed on August 11, 2006. Details of the transaction are set out in the circular of the Company dated July 21, 2006.

Subscription of convertible note of Golden Harvest Entertainment (Holdings) Limited ("Golden Harvest")

On July 10, 2006, Quick Target Limited, an indirect wholly-owned subsidiary of the Company, and Golden Harvest entered into a subscription agreement ("GH Subscription Agreement") regarding the subscription of 4% convertible note of Golden Harvest with the principal amount of HK$50 million. The GH Subscription Agreement was completed on August 22, 2006. Details of the transaction are set out in the circular of the Company dated July 28, 2006.

Conditional mandatory cash offers by Kingston Securities Limited for and on behalf of Famex

On September 1, 2006, ITC and the Company jointly announced that on August 17, 2006, Famex entered into an agreement with an independent third party pursuant to which Famex conditionally agreed to acquire 22,812,359 sale shares at a consideration of HK$86,686,964.20 at HK$3.8 per sale share. Completion of the agreement took place on November 7, 2006. Immediately upon completion, Famex and parties acting in concert with it were, in aggregate, interested in approximately 38.67% of the voting rights of the Company. Accordingly, Famex was required to make a conditional mandatory cash offer to acquire all the issued shares and outstanding convertible bonds of the Company (other than those already owned by or agreed to be acquired by Famex and parties acting in concert with it (except Cobbleford Limited)) under the Hong Kong Code on Takeovers and Mergers (the "Offers"). Details of the Offers are set out in the offer document of ITC dated November 13, 2006. The Offers closed at 4:00 p.m. on December 13, 2006. Famex received a total of 53,080,585 shares (representing approximately 21.02% of the issued share capital of the Company) and convertible bonds with face value of HK$5,775,870 (representing approximately 0.75% of the outstanding convertible bonds of the Company). Together with the shares held by (i) Famex; and (ii) Famex and parties acting in concert with it, Famex was interested in (i) 161,589,501 shares (representing approximately 63.98% of the issued share capital of the Company) and the convertible bonds with face value of HK$5,775,870; and (ii) 174,871,892 shares (representing approximately 69.24% of the issued share capital of the Company) and the convertible bonds with face value of HK$141,441,885.

業務及經營回顧 *(續)*

主要收購及出售事項 *(續)*

認購美亞娛樂資訊集團有限公司(「美亞」)可兌換票據

於二零零六年六月二十八日，本公司與美亞訂立一份認購協議(「美亞認購協議」)，以認購美亞本金額為50,000,000港元之4%可兌換票據。美亞認購協議已於二零零六年八月十一日完成。認購事項之詳情載於本公司日期為二零零六年七月二十一日之通函內。

認購嘉禾娛樂事業(集團)有限公司(「嘉禾」)可兌換票據

於二零零六年七月十日，Quick Target Limited(為本公司之間接全資附屬公司)與嘉禾訂立一份認購協議(「嘉禾認購協議」)，以認購嘉禾本金額為50,000,000港元之4%可兌換票據。嘉禾認購協議已於二零零六年八月二十二日完成。認購事項之詳情載於本公司日期為二零零六年七月二十八日之通函內。

金利豐證券有限公司代表其威提出有條件強制性現金收購建議

於二零零六年九月一日，德祥與本公司聯合公佈，其威與一名獨立第三者於二零零六年八月十七日訂立一份協議，據此，其威有條件同意按每股出售股份3.8港元收購22,812,359股出售股份，代價為86,686,964.20港元。該協議已於二零零六年十一月七日完成。緊接完成時，其威及其一致行動人士合共擁有本公司約38.67%投票權，據此，根據香港收購及合併守則，其威須提出有條件強制性現金收購建議，以收購本公司全部已發行股份及尚未償還之可兌換債券(其威及其一致行動人士已擁有或同意將予收購者除外，惟不包括Cobbleford Limited)(「收購建議」)。收購建議之詳情已載於德祥日期為二零零六年十一月十三日之收購建議文件內。收購建議於二零零六年十二月十三日下午四時正截止。其威合共收到53,080,585股股份(佔本公司已發行股本約21.02%)及面值為5,775,870港元之可兌換債券(佔本公司尚未償還之可兌換債券約0.75%)。連同(i)其威已持有之股份；及(ii)其威及其一致行動人士已持有之股份，其威持有(i)161,589,501股股份(佔本公司已發行股本約63.98%)及面值為5,775,870港元之可兌換債券；及(ii)174,871,892股股份(佔本公司已發行股本約69.24%)及面值為141,441,885港元之可兌換債券。

Management Discussion and Analysis *(Continued)*
管理層討論及分析 *(續)*

OUTLOOK

The Group has set its investment focus on the Asian markets, especially the PRC, a market place proven to show tremendous opportunities for investors seeking fruitful returns on their investments. In furtherance of the Group's plans to expand its existing presence in the PRC, the Group will concentrate its efforts on mergers and acquisitions and to use this platform to broaden its PRC portfolio. The Group believes this approach will enable it reach exponential growth in revenue and operating profits.

Looking ahead, the Group believes that the Renminbi is a currency worth-noting with a high potential for appreciation. With a significant amount of the Group's assets located in the PRC, it hopes to take advantage of an increase in value of its net assets located in the PRC should the Renminbi continue to rise.

As the Group moves forward, we are optimistic about our investments in the PRC. We have proven our ability to identify businesses that can be enhanced in value through proper planning, restructuring and growth. Our successful sale of the Memorex® business and the huge gain captured under the current management has proven the Group's abilities. The Group will continue to strive for further legendary achievements to come.

展望

本集團已專注在亞洲市場之投資，尤以中國為甚，蓋因中國市場商機處處，投資者可從中爭取豐厚之投資回報。本集團除了計劃擴展中國之現有據點外，亦將集中力量進行併購活動，藉此擴大集團於中國之業務組合。本集團相信，此舉將可令本集團之收入及經營溢利達致理想增長。

展望將來，本集團相信人民幣之升值潛力甚高，值得再三留意。本集團大部分資產乃位於中國，本集團相信隨著人民幣不斷升值，其位於中國之資產淨值將會有所增加而因而受惠。

本集團正積極努力向前，對於中國之投資深感樂觀。本集團在物色業務方面眼光獨到，透過適當規劃、重組及發展以提升其價值之業務。本集團成功出售Memorex®業務，加上在現行管理層之領導下取得之龐大收益，可見本集團之不懈努力。本集團將會繼續全力以赴，務求再創高峰。

General Information
一般資料

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at September 30, 2006, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which (a) were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange; or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

董事於股份、相關股份及債券之權益及淡倉

於二零零六年九月三十日,本公司董事於本公司及其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例之有關條文彼等被視作或當作擁有之權益及淡倉)或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)附錄十所載上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及淡倉;或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊內之權益及淡倉如下:

(a) Interests in shares of the Company

(a) 於本公司股份之權益

Name of Director 董事名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held in the Company 持有本公司股份數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(Notes 1 & 2)* 陳國強博士(「陳博士」)*(附註1及2)*	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	1,627,697	0.64%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	Corporate interest 公司權益	84,376,919	33.41%
Dr. Yap, Allan ("Dr. Yap") Yap, Allan博士(「Yap博士」)	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	4,906,260	1.94%
Mr. Lui Siu Tsuen, Richard ("Mr. Lui") 呂兆泉先生(「呂先生」)	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	3,350,000	1.33%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

2. Dr. Chan is deemed to have a corporate interest in 84,376,919 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and Short Positions of Shareholders discloseable under the SFO" below.

附註:

1. 該權益不包括本公司之股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益合併,以計算陳博士於本公司之權益總額。

2. 陳博士因在Chinaview International Limited(「Chinaview」)擁有權益而被視為擁有本公司84,376,919股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段詳述,並與該段所述之權益重複。

General Information *(Continued)*
一般資料 *(續)*

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

董事於股份、相關股份及債券之權益及淡倉 *(續)*

(b) Interests in equity derivatives (as defined in the SFO) of the Company

(b) 於本公司股本衍生工具(定義見證券及期貨條例)之權益

(i) *Convertible Bonds*

(i) *可兌換債券*

Name of Director 董事名稱	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份(本公司非上市股本衍生工具)數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Dr. Chan 陳博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	315,756	0.13%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	Corporate interest 公司權益	10,662,920	4.22%

(ii) *Convertible Exchangeable Notes*

(ii) *可兌換可交換票據*

Name of Director 董事名稱	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份(本公司非上市股本衍生工具)數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Dr. Chan 陳博士	Long position 好倉	Interest of controlled corporation 受控公司之權益	Corporate interest 公司權益	147,058,823	58.23%

General Information *(Continued)*
一般資料 *(續)*

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

董事於股份、相關股份及債券之權益及淡倉 *(續)*

(c) Interests in associated corporations (as defined in the SFO) of the Company

(c) 於本公司相聯法團(定義見證券及期貨條例)之權益

(i) *Interests in share options of PSC Corporation Ltd ("PSC")*

(i) *於普威集團有限公司(「普威集團」)購股權之權益*

Name of Director 董事名稱	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable period 行使期間	Number of share options held in PSC 持有普威集團購股權數目	Exercise price per share S$ 每股行使價 新加坡元	Approximate % of the issued share capital of PSC 佔普威集團已發行股本概約百分比
Dr. Yap Yap博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	August 20, 2004 to August 19, 2013 二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
Mr. Lui 呂先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	August 20, 2004 to August 19, 2013 二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

(ii) *Interests in Wing On Travel (Holdings) Limited ("Wing On")*

(ii) *於永安旅遊(控股)有限公司(「永安」)之權益*

(a) *Interests in shares of Wing On*

(a) *於永安股份之權益*

Name of Director 董事名稱	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held in Wing On 持有永安股份數目	Approximate % of the issued share capital of Wing On 佔永安已發行股本概約百分比
Dr. Chan 陳博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	4,529,800	0.74%

General Information *(Continued)*
一般資料 *(續)*

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

董事於股份、相關股份及債券之權益及淡倉 *(續)*

(c) Interests in associated corporations (as defined in the SFO) of the Company *(Continued)*

(c) 於本公司相聯法團(定義見證券及期貨條例)之權益 *(續)*

(ii) Interests in Wing On Travel (Holdings) Limited ("Wing On") (Continued)

(ii) 於永安旅遊(控股)有限公司(「永安」)之權益(續)

(b) Interests in share options of Wing On

(b) 於永安購股權之權益

Name of Director 董事名稱	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable period 行使期間	Number of share options held in Wing On 持有永安購股權數目	Exercise price per share HK$ 每股行使價 港元	Approximate % of the issued share capital of Wing On 佔永安已發行股本概約百分比
Dr. Yap Yap博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	June 22, 2006 to June 21, 2008 二零零六年六月二十二日至二零零八年六月二十一日	4,000,000	0.728	0.65%
Mr. Lui 呂先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	June 22, 2006 to June 21, 2008 二零零六年六月二十二日至二零零八年六月二十一日	4,600,000	0.728	0.75%
Mr. Kwok Ka Lap, Alva 郭嘉立先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	June 22, 2006 to June 21, 2008 二零零六年六月二十二日至二零零八年六月二十一日	500,000	0.728	0.08%
Mr. Sin Chi Fai 冼志輝先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	June 22, 2006 to June 21, 2008 二零零六年六月二十二日至二零零八年六月二十一日	500,000	0.728	0.08%

Save as disclosed above, as at September 30, 2006, none of the directors of the Company had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

除上文所披露者外，於二零零六年九月三十日，本公司董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉；(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊內之任何權益；或(c)根據標準守則須知會本公司及聯交所之任何權益。

General Information *(Continued)*
一般資料 *(續)*

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

根據證券及期貨條例須予披露之股東權益及淡倉

So far as is known to the directors of the Company, as at September 30, 2006, the following parties had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

就本公司董事所知，於二零零六年九月三十日，下列人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定須載於本公司存置之登記冊內之權益或淡倉：

Name of Shareholder 股東名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Number of shares of the Company held 持有本公司股份數目	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份（本公司非上市股本衍生工具）數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Ms. Ng Yuen Lan, Macy *(Note 1)* 伍婉蘭女士 *(附註1)*	Long position 好倉	Interest of spouse 配偶權益	84,376,919	–	33.41%
	Long position 好倉	Interest of spouse 配偶權益	–	157,721,743	62.45%
	Long position 好倉	Interest of spouse 配偶權益	1,627,697	–	0.64%
	Long position 好倉	Interest of spouse 配偶權益	–	315,756	0.13%
Dr. Chan *(Note 1)* 陳博士 *(附註1)*	Long position 好倉	Interest of controlled corporation 受控公司之權益	84,376,919	–	33.41%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	–	157,721,743	62.45%
	Long position 好倉	Beneficial owner 實益擁有人	1,627,697	–	0.64%
	Long position 好倉	Beneficial owner 實益擁有人	–	315,756	0.13%
Chinaview *(Note 1)* Chinaview *(附註1)*	Long position 好倉	Interest of controlled corporation 受控公司之權益	84,376,919	–	33.41%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	–	157,721,743	62.45%
Galaxyway Investments Limited ("Galaxyway") *(Note 1)* Galaxyway Investments Limited (「Galaxyway」) *(附註1)*	Long position 好倉	Interest of controlled corporation 受控公司之權益	84,376,919	–	33.41%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	–	157,721,743	62.45%

General Information *(Continued)*
一般資料 *(續)*

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO *(Continued)*
根據證券及期貨條例須予披露之股東權益及淡倉 *(續)*

Name of Shareholder 股東名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Number of shares of the Company held 持有本公司股份數目	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份(本公司非上市股本衍生工具)數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
ITC Corporation Limited ("ITC") *(Note 1)* 德祥企業集團有限公司(「德祥」) *(附註1)*	Long position 好倉	Interest of controlled corporation 受控公司之權益	84,376,919	–	33.41%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	–	10,662,920	4.22%
	Long position 好倉	Beneficial owner 實益擁有人	–	147,058,823	58.23%
ITC Investment Holdings Limited ("ITC Investment") *(Note 1)* ITC Investment Holdings Limited (「ITC Investment」) *(附註1)*	Long position 好倉	Interest of controlled corporation 受控公司之權益	84,376,919	–	33.41%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	–	10,662,920	4.22%
Mankar Assets Limited ("Mankar") *(Note 1)* Mankar Assets Limited (「Mankar」) *(附註1)*	Long position 好倉	Interest of controlled corporation 受控公司之權益	84,376,916	–	33.41%
Famex Investment Limited ("Famex") *(Note 1)* 其威投資有限公司(「其威」) *(附註1)*	Long position 好倉	Beneficial owner 實益擁有人	84,376,916	–	33.41%
Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited Gandhara Advisors Asia Limited a/c Gandhara Master Fund Limited	Long position 好倉	Investment manager 投資經理	13,441,697	–	5.32%
Mr. Ma Ho Man, Hoffman ("Mr. Ma") 馬浩文先生(「馬先生」)	Long position 好倉	Beneficial owner 實益擁有人	22,812,359	–	9.03%
	Long position 好倉	Beneficial owner 實益擁有人	–	2,303,333	0.91%
Stark Asia Master Fund, Ltd. ("Stark Asia") *(Note 2)* Stark Asia Master Fund, Ltd. (「Stark Asia」) *(附註2)*	Long position 好倉	Beneficial owner 實益擁有人	–	15,686,275	6.21%
Stark Master Fund Ltd. ("Stark Master") *(Note 2)* Stark Master Fund Ltd. (「Stark Master」) *(附註2)*	Long position 好倉	Beneficial owner 實益擁有人	–	101,960,784	40.37%

General Information *(Continued)*
一般資料 *(續)*

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO *(Continued)*

根據證券及期貨條例須予披露之股東權益及淡倉 *(續)*

Name of shareholder 股東名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Number of shares of the Company held 持有本公司股份數目	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份(本公司非上市股本衍生工具)數目	Approximate % of the issued share capital of the Company 佔本公司已發行股本概約百分比
Stark Investments (Hong Kong) Limited ("Stark Investments") *(Note 2)* Stark Investments (Hong Kong) Limited (「Stark Investments」) *(附註2)*	Long position 好倉	Investment manager 投資經理	–	127,450,980	50.47%
Evolution Master Fund Ltd. SPC, Segregated Portfolio M ("Evolution Master") *(Note 3)* Evolution Master Fund Ltd. SPC, Segregated Portfolio M (「Evolution Master」) *(附註3)*	Long position 好倉	Beneficial owner 實益擁有人	–	19,607,843	7.76%
Evolution Capital Management LLC ("Evolution Capital") *(Note 3)* Evolution Capital Management LLC (「Evolution Capital」) *(附註3)*	Long position 好倉	Investment manager 投資經理	–	19,607,843	7.76%

Notes:

1. Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owns 3 shares of the Company ("Shares") and 10,662,920 underlying shares (in respect of unlisted equity derivatives) of the Company ("Underlying Shares"). Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 84,376,916 Shares held by Famex. ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 3 Shares and 10,662,920 Underlying Shares held by Hollyfield. Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 147,058,823 Underlying Shares held by ITC. Ms. Ng Yuen Lan, Macy is also deemed to be interested in 1,627,697 Shares and 315,756 Underlying Shares held by Dr. Chan.

   Pursuant to a sale and purchase agreement dated August 17, 2006 (as supplemented on August 28, 2006 and October 4, 2006), Famex has conditionally agreed to acquire 22,812,359 Shares held by Mr. Ma.

   ITC, through Hollyfield holds 2% convertible bonds of the Company due 2011 ("Convertible Bonds") with face value of HK$95,966,280. Upon full conversion of the Convertible Bonds at an initial conversion price of HK$9 per Share, a total of 10,662,920 Shares will be issued to Hollyfield. Dr. Chan holds the Convertible Bonds with face value of HK$2,841,810. Upon full conversion of the Convertible Bonds at an initial conversion price of HK$9 per Share, a total of 315,756 Shares will be issued to Dr. Chan.

附註：

1. Hollyfield Group Limited(「Hollyfield」)(為ITC Investment之全資附屬公司)擁有3股本公司股份(「股份」)及(就非上市股本衍生工具而言)10,662,920股本公司相關股份(「相關股份」)。其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥已發行普通股股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士均被視為於其威持有之84,376,916股股份中擁有權益。ITC Investment、德祥、Galaxyway、Chinaview、陳博士及伍婉蘭女士均被視為於Hollyfield持有之3股股份及10,662,920股相關股份中擁有權益。Galaxyway、Chinaview、陳博士及伍婉蘭女士均被視為於德祥持有之147,058,823股相關股份中擁有權益。伍婉蘭女士亦被視為於陳博士持有之1,627,697股股份及315,756股相關股份中擁有權益。

   根據一份日期為二零零六年八月十七日之買賣協議(於二零零六年八月二十八日及二零零六年十月四日予以補充)，其威已有條件同意認購由馬先生持有之22,812,359股股份。

   德祥透過Hollyfield持有本公司於二零一一年到期面值為95,966,280港元之2%可兌換債券(「可兌換債券」)。於該等可兌換債券按初步兌換價每股股份9港元獲悉數兌換後，合共10,662,920股股份將發行予Hollyfield。陳博士持有面值為2,841,810港元之可兌換債券。於該等可兌換債券按初步兌換價每股股份9港元獲悉數兌換後，合共315,756股股份將發行予陳博士。

General Information *(Continued)*
一般資料 *(續)*

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO *(Continued)*

根據證券及期貨條例須予披露之股東權益及淡倉 *(續)*

Pursuant to a subscription agreement dated June 27, 2006 (as supplemented on August 30, 2006), ITC has conditionally agreed to subscribe for at completion 1% convertible exchangeable notes of the Company due 2011 ("Convertible Notes") with the principal amount of US$75 million which entitle its holder to convert into 147,058,823 new Shares at an initial conversion price of US$0.51 per Share (subject to adjustment).

根據日期為二零零六年六月二十七日之認購協議(於二零零六年八月三十日予以補充),德祥已有條件同意於完成時認購本公司於二零一一年到期本金額為75,000,000美元之1%可兌換可交換票據(「可兌換票據」),賦予其持有人權利按初步兌換價每股股份0.51美元(可予調整)將可兌換票據兌換為147,058,823股新股份。

2. Pursuant to the subscription agreements dated June 27, 2006 (as supplemented on August 30, 2006), Centar Investments (Asia) Ltd. ("Centar Investments"), Stark Asia and Stark Master have conditionally agreed to subscribe for at completion the Convertible Notes with an aggregate principal amount of US$65 million which entitle the holders to convert into 127,450,980 new Shares at an initial conversion price of US$0.51 per Share (subject to adjustment). Centar Investments, Stark Asia and Stark Master are funds managed by Stark Investments.

2. 根據日期為二零零六年六月二十七日之認購協議(於二零零六年八月三十日予以補充),Centar Investments (Asia) Ltd.(「Centar Investments」)、Stark Asia及Stark Master已有條件同意於完成時認購本金總額合共為65,000,000美元之可兌換票據,賦予其持有人權利按初步兌換價每股股份0.51美元(可予調整)將可兌換票據兌換為127,450,980股新股份。Centar Investments、Stark Asia及Stark Master為Stark Investments所管理之基金。

3. Pursuant to a subscription agreement dated June 27, 2006 (as supplemented on August 30, 2006), Evolution Master has conditionally agreed to subscribe for at completion the Convertible Notes with the principal amount of US$10 million which entitle its holder to convert into 19,607,843 new Shares at an initial conversion price of US$0.51 per Share (subject to adjustment). Evolution Master is a fund managed by Evolution Capital.

3. 根據日期為二零零六年六月二十七日之認購協議(於二零零六年八月三十日予以補充),Evolution Master已有條件同意於完成時認購10,000,000美元之可兌換票據,賦予其持有人權利按初步兌換價每股股份0.51美元(可予調整)將可兌換票據兌換為19,607,843股新股份。Evolution Master為Evolution Capital所管理之基金。

Save as disclosed above, as at September 30, 2006, there was no other party (other than the directors of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

除上文所披露者外,於二零零六年九月三十日,概無其他人士(董事除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露,或根據證券及期貨條例第336條規定須載於本公司存置之登記冊內之權益或淡倉。

SHARE OPTION SCHEMES

購股權計劃

The Company's share option scheme was adopted on August 21, 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company. All the options granted under the 2001 Share Option Scheme expired on August 30, 2006.

本公司於二零零一年八月二十一日採納其購股權計劃(「二零零一年購股權計劃」),旨在鼓勵本集團之僱員。根據二零零一年購股權計劃,本公司董事會可向本公司之合資格僱員,包括董事(但不包括獨立非執行董事)及本公司任何附屬公司董事授出購股權。於二零零一年購股權計劃項下之所有購股權已於二零零六年八月三十日到期。

Pursuant to a resolution passed at a special general meeting of the Company on March 17, 2003, the Company terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to the eligible persons (subject to the terms and conditions stipulated in the 2003 Share Option Scheme) for the purpose of providing participants with the opportunity to acquire proprietary interests in the Group and encouraging participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole. All the options granted under the 2003 Share Option Scheme expired on February 22, 2006.

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案,本公司已終止二零零一年購股權計劃,並採納一項新購股權計劃(「二零零三年購股權計劃」)。根據二零零三年購股權計劃,本公司董事會可向本集團之合資格人士授出購股權,惟須受二零零三年購股權計劃所載列條款及條件所規限。二零零三年購股權計劃旨在向參與者提供購入本集團專屬權益之機會,並鼓勵參與者致力以本集團及其股東之整體利益為依歸,提升本集團及其股份之價值。於二零零三年購股權計劃項下之所有購股權已於二零零六年二月二十二日到期。

As at September 30, 2006, the number of shares in respect of which share options had been exercised under the 2001 Share Option Scheme was 3,250,000 (2005: Nil), representing approximately 1.29% (2005: Nil) of the shares of the Company in issue on that date.

於二零零六年九月三十日,根據二零零一年購股權計劃已獲行使之購股權所涉及之股份數目為3,250,000股(二零零五年:無),佔當日本公司之已發行股份約1.29%(二零零五年:無)。

General Information *(Continued)*
一般資料 *(續)*

SHARE OPTION SCHEMES *(Continued)*

The five trading days weighted average closing price of the Company's shares immediately before August 30, 2006, the date of exercise, was HK$3.466.

The following table discloses details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the period ended September 30, 2006:

2001 Share Option Scheme

購股權計劃 *(續)*

緊接行使日期二零零六年八月三十日前五個交易日之加權平均收市價為3.466港元。

下表披露截至二零零六年九月三十日止期間本公司僱員(包括董事)持有之本公司購股權及其變動詳情:

二零零一年購股權計劃

Date of grant 授出日期	Exercisable period 行使期	Exercise price per share HK$ 每股行使價 港元	Number of share options 購股權數目 Outstanding as at April 1, 2006 於二零零六年四月一日之結餘	Granted during the period 於期內已授出	Exercised during the period 於期內已行使	Cancelled/ Lapsed during the period 於期內已註銷/已失效	Outstanding as at September 30, 2006 於二零零六年九月三十日之結餘
Directors 董事							
Dr. Chan 陳博士 August 31, 2001 二零零一年八月三十一日	August 31, 2001 to August 30, 2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	4,000,000	–	–	(4,000,000)	–
Dr. Yap Yap博士 August 31, 2001 二零零一年八月三十一日	August 31, 2001 to August 30, 2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	3,250,000	–	(3,250,000)	–	–
Director of subsidiaries of the Company 本公司附屬公司之董事							
August 31, 2001 二零零一年八月三十一日	August 31, 2001 to August 30, 2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	1,750,000	–	–	(1,750,000)	–

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recognized in the consolidated income statement in respect of the value of options granted during the period ended September 30, 2006. Upon the exercise of share options, the resulting shares issued are recorded by Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in share premium account. Options which are lapsed or cancelled prior to their exercise date are deleted from the register of outstanding options.

已授出之購股權之財務影響並未記入本公司或本集團之資產負債表中,直至購股權獲行使為止,且截至二零零六年九月三十日止期間概無就授出購股權之價值於綜合收益表中確認支出。當行使購股權時,所發行之股份由本公司按股份面值作為額外股本列賬,而每股行使價超過股份面值之數額由本公司股份溢價賬中列賬。於其行使日期前失效或註銷之購股權在從未行使購股權登記冊中刪除。

General Information *(Continued)*
一般資料 *(續)*

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the period ended September 30, 2006, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed shares.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended September 30, 2006, except for the following deviations:–

Code Provision A.2.1 of the CG Code

Under the code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not at present have any officer with the title of "chief executive officer" ("CEO") but instead the duties of a CEO are performed by Dr. Yap, Allan, the Managing Director of the Company, in the same capacity as the CEO of the Company.

Code Provision A.4.1 of the CG Code

Under the code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. The current independent non-executive directors of the Company are not appointed for a specific term. However, all directors (including executive and non-executive) of the Company are subject to retirement by rotation at annual general meeting of the Company in accordance with bye-law 87(2) of the Bye-Laws of the Company.

Code Provision E.1.2 of the CG Code

Under the code provision E.1.2 of the CG Code, the chairman of the board should attend the annual general meeting. Due to an important engagement relating to the company's business, the chairman of the Board of the Company was unable to attend the annual general meeting of the Company held on September 1, 2006.

The annual review of internal controls in respect of the code provision C.2.1 of the CG Code will be reported in the forthcoming corporate governance report to be contained in the annual report of the Company for the year ending March 31, 2007.

As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

購買、出售或贖回本公司之上市證券

截至二零零六年九月三十日止期間內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市股份。

遵守企業管治常規守則

本公司於截至二零零六年九月三十日止六個月期間已遵守上市規則附錄十四所載企業管治常規守則(「企業管治守則」)，惟下列偏離事項除外：

企業管治守則之守則條文第A.2.1條

根據企業管治守則之守則條文第A.2.1條，主席與行政總裁的角色應有區分，惟不應由一人同時兼任。本公司現時並無設立「行政總裁」(「行政總裁」)一職，然而行政總裁之職責乃由本公司董事總經理Yap, Allan博士履行，職權猶如本公司行政總裁一樣。

企業管治守則之守則條文第A.4.1條

根據企業管治守則之守則條文第A.4.1條，非執行董事的委任應有指定任期，並須予重選。現有獨立非執行董事並無指定任期。然而，本公司所有董事(包括執行及非執行)均須根據本公司之公司細則第87(2)條於本公司股東週年大會上輪值告退。

企業管治守則之守則條文第E.1.2條

根據企業管治守則之守則條文第E.1.2條，董事會主席應出席股東週年大會。本公司董事會主席因須處理與本公司業務有關的其他重要事務，以致未能出席於二零零六年九月一日本公司舉行之股東週年大會。

就有關企業管治守則之守則條文第C.2.1條而作出之內部監控年度檢討，將於本公司截至二零零七年三月三十一日止年度之年報中所載之企業管治報告內滙報。

有鑑於此，本公司認為，已採取足夠之措施以確保本公司之企業管治常規之嚴謹程度不遜於企業管治守則所載者。

General Information *(Continued)*
一般資料 *(續)*

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as its own code of conduct regarding directors' securities transactions. Having made specific enquiry by the Company, all directors have confirmed the compliance with the required standard set out in the Model Code throughout the six months ended September 30, 2006.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited financial statements for the six months ended September 30, 2006 on the basis that such review does not in itself constitute an audit. The Audit Committee is not aware of any material modifications that should have been made to the interim financial statements for the six months ended September 30, 2006. The Audit Committee, with written terms of reference in line with the code provisions as stipulated in the CG Code, currently comprise three independent non-executive directors, namely Messrs. Wong King Lam, Joseph, Kwok Ka Lap, Alva and Sin Chi Fai.

DIRECTORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The directors are responsible for the preparation of the financial statements for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the unaudited financial statements for the six months ended September 30, 2006, the directors have selected suitable accounting policies and applied them consistently, made judgements and estimates that are prudent, fair and reasonable and prepared the unaudited financial statements on a going concern basis. The directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group, for safeguarding the assets of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

APPRECIATION

On behalf of the directors, I would like to express my sincere appreciation to all the staff of the Group for their continuing dedication and support, and thank our shareholders for their continued support.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 27, 2006

遵守董事進行證券交易之標準守則

本公司已採納標準守則作為其董事進行證券交易之操守準則。本公司在作出具體查詢後，所有董事均確認，彼等於截至二零零六年九月三十日止六個月期間內一直遵守標準守則所載之規定標準。

審核委員會

本公司之審核委員會已聯同管理層及本公司之核數師審閱本集團所採納之會計原則及慣例，並已就審核、內部監控及財務報告事宜進行討論，其中包括審閱（本身並不構成審核之基準）截至二零零六年九月三十日止六個月之未經審核財務報表。審核委員會並不知悉截至二零零六年九月三十日止六個月之中期財務報表需要作出任何重大修改。審核委員會（其書面職權範圍已符合企業管治守則所載之守則條文）現由三名獨立非執行董事，即黃景霖先生、郭嘉立先生及冼志輝先生組成。

董事對財務報表之責任

董事須負責編製於各會計期間均能真實及公平反映本集團於該期間內之財務狀況及業績與現金流量之財務報表。在編製截至二零零六年九月三十日止六個月之未經審核財務報表時，董事已選擇及貫徹應用合適之會計政策，作出審慎、公平及合理之判斷及估計，並按持續基準編製未經審核財務報表。董事亦須負責存置在任何時間均能合理準確披露本集團財務狀況之適當會計記錄以保障本集團之資產，並採取合理措施以防止及審查欺詐及其他違規行為。

致謝

本人謹代表各董事向本集團全體員工一直以來所作出之貢獻與支持致以衷心謝意，同時亦謹此鳴謝全體股東之不斷鼎力支持。

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零六年十二月二十七日

Independent Interim Review Report
獨立中期審閱報告

Deloitte.
德勤

德勤 • 關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

TO THE BOARD OF DIRECTORS OF HANNY HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have been instructed by Hanny Holdings Limited (the "Company") to review the interim financial report set out on pages 25 to 56.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the HKICPA. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended September 30, 2006.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
December 27, 2006

致錦興集團有限公司董事會
(於百慕達註冊成立之有限公司)

引言

本核數師行受錦興集團有限公司委託審閱載於第25頁至第56頁之中期財務報告。

董事之責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須遵守香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」及其他相關規則編製。編製中期財務報告乃由董事負責，並已獲董事審批。

本核數師行之責任為根據受聘之協定條款審閱中期財務報告，就此達成獨立結論，並僅向 閣下全體匯報而有關結論不作其他用途。本核數師行並不就本報告之內容向任何其他人士承擔或負上任何責任。

進行審閱工作

本核數師行之審閱工作乃按照香港會計師公會頒佈之核數準則第700號「審閱中期財務報告之委聘」進行。審閱範圍主要包括向集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用之會計政策及呈列方式是否貫徹應用(另行披露者除外)。審閱工作並不包括審核程序(如測試內部監控系統及審核資產、負債和交易活動)。由於審閱工作之範圍遠較審核工作少，因此只能提供較審核工作為低之可靠程度，因此，本核數師行不會對中期財務報告作出審核意見。

審閱結論

本核數師行之審閱工作有別於審核，而基於審閱結果，本核數師行並不察覺須對截至二零零六年九月三十日止六個月之中期財務報告需作出任何重大修改。

德勤•關黃陳方會計師行
執業會計師
香港
二零零六年十二月二十七日

Condensed Consolidated Income Statement
簡明綜合收益表

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

		NOTES 附註	Six months ended September 30, 截至九月三十日止六個月 2006 HK$'000 (Unaudited) 二零零六年 千港元 (未經審核)	2005 HK$'000 (Unaudited) 二零零五年 千港元 (未經審核)
Continuing Operations	**持續業務**			
Turnover	營業額	4	88,221	257,632
Cost of sales	銷售成本		(87,606)	(214,606)
Gross profit	毛利		615	43,026
Other income	其他收入		68,551	36,944
Change in fair value of conversion options embedded in convertible notes	可兌換票據中內在之可兌換權之公平價值變動	17	(185,111)	15,568
Change in fair value of conversion options embedded in convertible note from an associate	一間聯營公司可兌換票據中內在之可兌換權之公平價值變動	11	(19,113)	–
Change in fair value of convertible notes designated at fair value through profit or loss	按公平價值並在損益表內處理之可兌換票據之公平價值變動	18	5,579	–
Change in fair value of investment property	投資物業之公平價值變動		9,000	–
Change in fair value of investments held for trading	持作買賣投資之公平價值變動		(1,259)	(18,461)
Discount on acquisition of subsidiaries	收購附屬公司之折讓	30	116,363	–
Impairment loss on goodwill	商譽減值虧損		(6,621)	–
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽減值虧損		–	(14,391)
Impairment loss on available-for-sale investments	可供銷售投資之減值虧損	12	(28,088)	–
(Loss) gain on disposal of subsidiaries	出售附屬公司之(虧損)收益	28	(609)	4,276
Gain on disposals/dilution of interests in associates	出售/攤薄聯營公司權益之收益		5,097	–
Distribution and selling expenses	分銷及銷售開支		(17)	(2,415)
Administrative expenses	行政開支		(44,757)	(38,214)
Finance costs	財務費用	5	(38,886)	(21,259)
Share of results of associates	應佔聯營公司業績		(22,122)	(24,126)
Loss before income tax	除所得稅前虧損		(141,378)	(19,052)
Income tax credit	所得稅抵免	6	971	–
Loss for the period from continuing operations	持續業務之期內虧損		(140,407)	(19,052)
Discontinued Operations	**非持續業務**			
Profit for the period from discontinued operations	非持續業務之期內溢利	29	1,480,522	67,085
Profit for the period	期內溢利	7	1,340,115	48,033
Attributable to:	應佔:			
Equity holders of the Company	本公司股本持有人		491,398	16,388
Minority interests	少數股東權益		848,717	31,645
			1,340,115	48,033
Distributions	分派	8	15,027	13,418
Earnings (loss) per share	每股盈利(虧損)	9		
From continuing and discontinued operations	來自持續及非持續業務			
– Basic	一基本		HK201.84 cents港仙	HK7.33 cents港仙
– Diluted	一攤薄		HK152.05 cents港仙	HK6.72 cents港仙
From continuing operations	來自持續業務			
– Basic	一基本		HK(55.55) cents港仙	HK(6.23) cents港仙
– Diluted	一攤薄		N/A不適用	N/A不適用

Condensed Consolidated Balance Sheet
簡明綜合資產負債表

At September 30, 2006 於二零零六年九月三十日

		NOTES 附註	September 30, 2006 HK$'000 (Unaudited) 於二零零六年 九月三十日 千港元 (未經審核)	March 31, 2006 HK$'000 (Audited) 於二零零六年 三月三十一日 千港元 (經審核)
Non-current Assets	非流動資產			
Property, plant and equipment	物業、機器及設備		149,445	38,567
Investment properties	投資物業		142,000	133,000
Goodwill	商譽		–	6,621
Interests in associates	聯營公司權益	10	714,441	616,871
Conversion options embedded in convertible notes	可兌換票據中內在之可兌換權	17	54,089	231,509
Convertible note from an associate	一間聯營公司之可兌換票據	11	242,025	–
Conversion options embedded in convertible note from an associate	一間聯營公司之可兌換票據中內在之可兌換權	11	43,925	–
Loan to an associate	給予一間聯營公司貸款		1,331	1,331
Available-for-sale investments	可供銷售投資	12	922,723	534,045
Deposits paid for acquisition of subsidiaries	收購附屬公司所付之按金	14	50,000	–
Deposits for acquisition of long-term investments	收購長期投資所付之按金		190,175	190,175
Payments for acquisition of interest in properties	收購物業權益所付之款項	15	57,149	–
Club debentures	會所債券		3,595	3,595
			2,570,898	1,755,714
Current Assets	流動資產			
Inventories	存貨		4,429	8,553
Other asset	其他資產	13	229,288	–
Trade and other receivables	貿易及其他應收款項	16	343,516	59,730
Available-for-sale investments	可供銷售投資	12	–	73,500
Investments held for trading	持作買賣投資		453,856	421,997
Convertible notes designated at fair value through profit or loss	按公平價值列賬並在損益表內處理之可兌換票據	18	106,413	–
Short-term loan receivables	應收短期貸款	19	494,288	20,162
Short-term loan receivables from related companies	應收有關連公司之短期貸款	20	30,485	159,559
Loans to associates	給予聯營公司貸款	21	15,492	–
Margin loan receivables	應收孖展貸款		8,379	18,680
Amounts due from associates	應收聯營公司款項		3,459	2,623
Tax recoverable	可退回稅項		683	923
Pledged bank deposits	已抵押銀行存款		–	19,966
Bank balances and cash	銀行結存及現金		61,725	6,514
			1,752,013	792,207
Assets classified as held for sale	分類為持作銷售資產	22	–	1,645,259
			1,752,013	2,437,466

Condensed Consolidated Balance Sheet
簡明綜合資產負債表

At September 30, 2006 於二零零六年九月三十日

		NOTES 附註	September 30, 2006 HK$'000 (Unaudited) 於二零零六年九月三十日 千港元 (未經審核)	March 31, 2006 HK$'000 (Audited) 於二零零六年三月三十一日 千港元 (經審核)
Current Liabilities	流動負債			
Trade and other payables	貿易及其他應付款項	23	188,097	358,856
Margin loan payables	應付孖展貸款		1,304	153
Bills payable	應付票據		–	422
Tax payable	應付稅項		30,650	33,264
Borrowings – due within one year	借款－一年內到期	24	407,745	591,629
Obligations under finance leases – due within one year	融資租約承擔－一年內到期		26	–
Bank overdrafts	銀行透支		19,526	33,187
			647,348	1,017,511
Liabilities directly associated with assets classified as held for sale	分類為持作銷售資產之直接相關負債	22	–	854,328
			647,348	1,871,839
Net Current Assets	流動資產淨值		1,104,665	565,627
Total Assets Less Current Liabilities	資產總值減流動負債		3,675,563	2,321,341
Non-current Liabilities	非流動負債			
Borrowings – due after one year	借款－一年後到期	24	86,025	95,693
Obligations under finance leases – due after one year	融資租約承擔－一年後到期		89	–
Convertible loan notes	可兌換貸款票據	25	639,117	–
Deferred tax liabilities	遞延稅項負債		34,775	6,325
			760,006	102,018
			2,915,557	2,219,323
Capital and Reserves	資本及儲備			
Share capital	股本	26	2,525	2,372
Reserves	儲備		2,348,351	1,866,517
Equity attributable to equity holders of the Company	本公司股本持有人應佔股本權益		2,350,876	1,868,889
Minority Interests	少數股東權益		564,681	350,434
			2,915,557	2,219,323

Condensed Consolidated Statement of Changes in Equity
簡明綜合股東權益變動表

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

Attributable to equity holders of the Company 本公司股本持有人應佔

		Share capital HK$'000 股本 千港元	Share premium HK$'000 股份溢價 千港元	Contributed surplus HK$'000 (note a) 實繳盈餘 千港元 (附註a)	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Convertible loan notes reserve HK$'000 可兌換貸款票據儲備 千港元	Investments revaluation reserve HK$'000 投資重估儲備 千港元	Other reserves HK$'000 (note b) 其他儲備 千港元 (附註b)	Revaluation reserve HK$'000 重估儲備 千港元	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元	Minority interests HK$'000 少數股東權益 千港元	Total equity HK$'000 股本權益總額 千港元
At April 1, 2005	於二零零五年四月一日	2,236	217,557	1,448,202	26,770	592	-	-	4,149	-	163,052	1,862,558	449,617	2,312,175
Currency realignment	外幣調整	-	-	-	(5,593)	-	-	-	-	-	-	(5,593)	3,833	(1,760)
Share of reserves of associates	應佔聯營公司儲備	-	-	-	-	-	-	-	6,197	-	-	6,197	-	6,197
Fair value change on available-for-sale investments	可供出售投資公平價值之變動	-	-	-	-	-	-	1,183	-	-	-	1,183	-	1,183
Net income (expense) recognized directly in equity	於股東權益直接確認之收入(支出)淨額	-	-	-	(5,593)	-	-	1,183	6,197	-	-	1,787	3,833	5,620
Realized on disposal of subsidiaries	已售附屬公司變現	-	-	-	450	-	-	-	-	-	-	450	-	450
Profit for the period	本期間溢利	-	-	-	-	-	-	-	-	-	16,388	16,388	31,645	48,033
Total recognized income and expense for the period	本期間確認之收入及支出總額	-	-	-	(5,143)	-	-	1,183	6,197	-	16,388	18,625	35,478	54,103
Distributions	分派	-	-	-	-	-	-	-	-	-	(13,418)	(13,418)	-	(13,418)
At September 30, 2005	於二零零五年九月三十日	2,236	217,557	1,448,202	21,627	592	-	1,183	10,346	-	166,022	1,867,765	485,095	2,352,860
Currency realignment	外幣調整	-	-	-	4,854	-	-	-	-	-	-	4,854	1,064	5,918
Share of reserves of associates	應佔聯營公司儲備	-	-	-	-	-	-	(642)	2,049	-	-	1,407	-	1,407
Fair value change on available-for-sale investments	可供出售投資公平價值之變動	-	-	-	-	-	-	(33,039)	-	-	-	(33,039)	-	(33,039)
Net income (expenses) recognized directly in equity	於股東權益直接確認之收入(支出)淨額	-	-	-	4,854	-	-	(33,681)	2,049	-	-	(26,778)	1,064	(25,714)
Realized on disposal of subsidiaries	已售附屬公司變現	-	-	-	119	-	-	-	-	-	-	119	280	399
Realized on disposal of an associate	已售一間聯營公司變現	-	-	-	-	-	-	-	(2,463)	-	-	(2,463)	-	(2,463)
Loss for the period	本期間虧損	-	-	-	-	-	-	-	-	-	(7,473)	(7,473)	(136,564)	(144,037)
Total recognized income and expense for the period	本期間確認之收入及支出總額	-	-	-	4,973	-	-	(33,681)	(414)	-	(7,473)	(36,595)	(135,220)	(171,815)
Issue of shares	股份發行	100	34,050	-	-	-	-	-	-	-	-	34,150	-	34,150
Issue of shares upon scrip dividend	以發代息股份發行	36	12,578	-	-	-	-	-	-	-	-	12,614	-	12,614
Distributions	分派	-	-	-	-	-	-	-	-	-	(9,045)	(9,045)	-	(9,045)
Arising on acquisition of a subsidiary	收購一間附屬公司時產生	-	-	-	-	-	-	-	-	-	-	-	559	559
At March 31, 2006	於二零零六年三月三十一日	2,372	264,185	1,448,202	26,600	592	-	(32,498)	9,932	-	149,504	1,868,889	350,434	2,219,323
Currency realignment	外幣調整	-	-	-	7,168	-	-	-	-	-	-	7,168	15,402	22,570
Share of reserves of associates	應佔聯營公司儲備	-	-	-	4,234	-	-	(173)	(5,276)	-	-	(1,215)	-	(1,215)
Fair value change on available-for-sale investments	可供出售投資公平價值之變動	-	-	-	-	-	-	(103,952)	-	-	-	(103,952)	-	(103,952)
Revaluation increase on acquisition of additional interest in an associate (Note 30)	收購一間聯營公司權益之重估增加(附註30)	-	-	-	-	-	-	-	-	4,471	-	4,471	-	4,471
Net income (expenses) recognized directly in equity	於股東權益直接確認之收入(支出)淨額	-	-	-	11,402	-	-	(104,125)	(5,276)	4,471	-	(93,528)	15,402	(78,126)
Impairment loss on available-for-sale investments	可供出售投資之減值虧損	-	-	-	-	-	-	13,120	-	-	-	13,120	-	13,120
Realized on disposal of subsidiaries	已售附屬公司變現	-	-	-	(26,912)	-	-	-	-	-	-	(26,912)	-	(26,912)
Realized on disposal of associates	已售聯營公司變現	-	-	-	(450)	-	-	7,814	(9,883)	-	-	(2,519)	-	(2,519)
Profit for the period	本期間溢利	-	-	-	-	-	-	-	-	-	491,398	491,398	848,717	1,340,115
Total recognized income and expense for the period	本期間確認之收入及支出總額	-	-	-	(15,960)	-	-	(83,191)	(15,159)	4,471	491,398	381,559	864,119	1,245,678
Recognition of equity component of convertible loan notes	確認可兌換貸款票據之權益部份	-	-	-	-	-	59,552	-	-	-	-	59,552	-	59,552
Issue of shares of shares for GDI Offer	就收購建議股份之股份發行	99	38,634	-	-	-	-	-	-	-	-	38,733	-	38,733
Issue of shares upon scrip dividend	以發代息股份發行	21	7,249	-	-	-	-	-	-	-	-	7,270	-	7,270
Distributions	分派	-	-	-	-	-	-	-	-	-	(15,027)	(15,027)	-	(15,027)
Arising on acquisition of subsidiaries	收購附屬公司時產生	-	-	-	-	-	-	-	-	-	-	-	285,518	285,518
Dividend paid to minority shareholders of subsidiaries	支付附屬公司少數股東之股息	-	-	-	-	-	-	-	-	-	-	-	(935,390)	(935,390)
Conversion of convertible loan notes	兌換可兌換貸款票據	-	204	-	-	-	(18)	-	-	-	-	186	-	186
Issue of shares upon exercise of share options	行使購股權股份發行	33	9,681	-	-	-	-	-	-	-	-	9,714	-	9,714
At September 30, 2006	於二零零六年九月三十日	2,525	319,953	1,448,202	10,640	592	59,534	(115,689)	(5,227)	4,471	625,875	2,350,876	564,681	2,915,557

Condensed Consolidated Statement of Changes in Equity
簡明綜合股東權益變動表

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

Notes:

(a) The contributed surplus of the Company at the respective balance sheet date represented:

(i) the credit arising from the transfer of the share premium account of the Company as at February 20, 1998 and February 19, 2003 to the contributed surplus account of the Company;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at January 31, 2000, January 31, 2001, March 20, 2003 and March 31, 2005.

(b) Other reserves represent the other reserves of the Group's associates shared by the Group.

附註：

(a) 本公司於各結算日之實繳盈餘指：

(i) 本公司於一九九八年二月二十日及二零零三年二月十九日之股份溢價賬轉撥至本公司之實繳盈餘賬時產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值時產生之進賬；及

(iii) 轉撥至虧絀賬以抵銷本集團於二零零零年一月三十一日、二零零一年一月三十一日、二零零三年三月二十日及二零零五年三月三十一日之虧絀時削減款項之結存。

(b) 其他儲備指本集團應佔本集團聯營公司之其他儲備。

Condensed Consolidated Cash Flow Statement
簡明綜合現金流動表

For the six months ended September 30, 2006　截至二零零六年九月三十日止六個月

		NOTES 附註	Six months ended September 30, 截至九月三十日止六個月 2006 HK$'000 (Unaudited) 二零零六年 千港元 (未經審核)	2005 HK$'000 (Unaudited) 二零零五年 千港元 (未經審核)
Net cash used in operating activities	經營業務動用之現金淨額		(130,181)	(395,651)
Net cash generated from (used in) investing activities	投資業務產生(動用)之現金淨額			
Repayment of short-term loan receivables	償還短期貸款應收款項		375,426	143,609
Interest received	已收利息		23,474	13,032
Proceeds from disposal of investment in associates	出售聯營公司投資所得款項		26,437	–
Decrease on pledged bank deposits	已抵押銀行存款減少		19,966	–
Disposal of subsidiaries (net of cash and cash equivalents disposed)	出售附屬公司(扣除已出售現金及現金等額)	28 & 29	1,877,541	–
Proceeds from disposal of available-for-sale investments	出售可供出售投資所得款項		73,500	–
Acquisition of investment in an associate	收購一間聯營公司投資		–	(24,123)
Increase in short-term loan receivables	短期貸款應收款項增加		(356,823)	(127,522)
Increase in loans to associates	聯營公司貸款增加		(15,492)	–
Acquisition of available-for-sale investments	收購可供出售投資		(81,900)	(148,352)
Deposits paid for acquisition of subsidiaries	收購附屬公司時已付按金		(50,000)	–
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	收購附屬公司(扣除已收購現金及現金等額)	30	68,224	–
Purchase of convertible notes	收購可兌換票據		(389,000)	(532,539)
Other investing cash flows	其他投資現金流量		3,182	2,094
			1,574,535	(673,801)
Net cash (used in) generated from financing activities	融資業務(動用)產生之現金淨額			
Proceeds from issue of shares	股份發行所得款項		9,714	–
Borrowings raised	新增借款		111,619	1,163,471
Dividend paid to minority shareholders of subsidiaries	已付附屬公司少數股東股息		(935,390)	–
Repayments of borrowings	償還借款		(368,981)	(398,761)
Repayment of amounts due to related companies	償還應付關連公司款項		(208,326)	–
Other financing cash flows	其他融資現金流量		(7,766)	(463)
			(1,399,130)	764,247
Net increase (decrease) in cash and cash equivalents	現金及現金等額增加(減少)淨額		45,224	(305,205)
Cash and cash equivalents at beginning of the period	期初之現金及現金等額		(657)	312,625
Effect of foreign exchange rate changes	匯率變動之影響		(2,368)	568
Cash and cash equivalents at end of the period	期終之現金及現金等額		42,199	7,988
Analysis of the balances of cash and cash equivalents:	現金及現金等額結存分析:			
Bank balances and cash	銀行結存及現金		61,725	26,368
Bank overdrafts	銀行透支		(19,526)	(18,380)
			42,199	7,988

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

1. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

1. 編製基準

簡明綜合財務報表乃根據香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十六之適用披露規定編製，並已遵守香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」。

2. SIGNIFICANT EVENTS

During the period, the Group had the following significant events:

(i) Discontinued operation of trading of computer related products under the trade name of "Memorex®"

On January 19, 2006, the Group, through its non-wholly owned subsidiary, Memorex International Inc. (the "MII"), entered into agreements (the "Disposal Agreement") with Imation Corp. ("Imation"), a company listed on the New York Stock Exchange, to dispose of (i) MII's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies"); and (ii) MII's trademark license and other assets relating to the trading of computer related product business under the trade name "Memorex®", which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data conducted by MII and the Disposed Companies (the "Disposed Business").

Upon the entering into the Disposal Agreement, the business segment of trading of computer related products under the trade name "Memorex®" were classified as discontinued operations during the year ended March 31, 2006 and the related assets and liabilities of Disposed Business were classified as assets held for sale and liabilities directly associated with assets classified as held for sale respectively as at March 31, 2006. Pursuant to the Disposal Agreement, the Group was also required to transfer and assign the trading of consumer electronic product business to Imation before the completion of the Disposal Agreement and accordingly, the trading of consumer electronic product business was classified as discontinued operations. The disposal was completed on April 28, 2006. Details of these are set out in the Company's circular dated April 10, 2006 and note 29.

2. 重要事項

期內，本集團有以下重要事項：

(i) 商用名稱為「Memorex®」之電腦相關產品貿易之非持續業務

於二零零六年一月十九日，本集團透過其非全資附屬公司Memorex International Inc.(「MII」)與Imation Corp.(「Imation」)(一間於紐約證券交易所上市之公司)訂立協議(「出售協議」)，以出售(i) MII於Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、美瑞思科技股份有限公司及Memorex Products, Inc.(「出售公司」)之全部權益；及(ii) MII之商標許可證及其他商用名稱為「Memorex®」之電腦相關產品貿易業務之資產(包括MII及出售公司進行之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務(「出售業務」)。

於訂立出售協議後，截至二零零六年三月三十一日止年度，商用名稱為「Memorex®」之電腦相關產品貿易之業務分類已分類為非持續業務，而於二零零六年三月三十一日，出售業務之相關資產及負債則分別分類為持有作出售之資產及持有作出售之資產之直接相關負債。根據出售協議，本集團亦須於完成出售協議前向Imation轉讓及出讓消費電子產品貿易業務，故消費電子產品貿易業務已分類為非持續業務。出售事項於二零零六年四月二十八日完成，有關詳情載於本公司於二零零六年四月十日刊發之通函及附註29。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 *截至二零零六年九月三十日止六個月*

2. **SIGNIFICANT EVENTS** *(Continued)*

(ii) Acquisition of equity interest in Group Dragon Investments Limited

On March 10, 2005, the Group and PYI Corporation Limited ("PYI"), another substantial shareholder of China Strategic Holdings Limited ("CSHL", *a company whose shares are* listed on the Stock Exchange, and previously 29.4% associate of the Group before the disposal mentioned below), entered into a share sale agreement with an independent third party for the disposal of 30.6% interest in CSHL (representing 15.3% each held by the Group and PYI) for a total consideration of approximately HK$52,000,000 (the "CSHL Disposal"). The completion of the CSHL Disposal was subject to the completion of a group reorganization carried out by CSHL ("CSHL Reorganization").

On May 19, 2006, the CSHL Reorganization was duly completed, which resulted in (i) CSHL continuing as a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments ("CSHL Remaining Group"); (ii) all other subsidiaries of CSHL which are carrying on property development and holding of vessels for sand mining, and all other associates of CSHL carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services and hotel operations being grouped under Group Dragon Investments Limited ("GDI") (a wholly-owned subsidiary of CSHL) and its subsidiaries (the "GDI Group") upon completion of the CSHL Reorganization; and (iii) the distribution in specie of shares in GDI to the then shareholders of CSHL, on the basis of one GDI share for one CSHL share after the share consolidation pursuant to the capital reorganization by CSHL.

The Group's 29.4% interest in CSHL was split into the 29.4% interest in GDI Group and 29.4% interest in CSHL Remaining Group according to the net asset value of the GDI Group and the CSHL Remaining Group respectively upon completion of CSHL Reorganization.

2. **重要事項** *(續)*

(ii) 收購群龍投資有限公司之股本權益

於二零零五年三月十日，本集團及保華集團有限公司（「保華」）與一名獨立第三方訂立股份出售協議，以總代價約52,000,000港元出售於中策集團有限公司（「中策」）之30.6%權益（相當於本集團及保華各自持有之15.3%權益）（「中策出售事項」）。保華為中策（其股份於聯交所上市，於進行上述出售事項前為本集團擁有29.4%權益之聯營公司）之另一名主要股東。中策出售事項須待中策完成集團重組（「中策重組」）後方告完成。

中策重組於二零零六年五月十九日正式完成，結果為(i)中策繼續為公眾上市公司，其附屬公司集中從事電池產品製造及買賣、證券及物業投資以及投資於非上市投資項目（「中策餘下集團」）；(ii)中策經營物業發展及持有採砂船隻之所有其他附屬公司，以及經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務及酒店經營之所有其他聯營公司將於中策重組完成後收歸群龍投資有限公司（「群龍」，中策之全資附屬公司）及其附屬公司（「群龍集團」）；及(iii)根據中策資本重組整固股份後，向當時之中策股東透過實物分派方式派發群龍股份，基準為每持有一股中策股份換取一股群龍股份。

完成中策重組後，本集團於中策之29.4%權益已分別根據群龍集團及中策餘下集團之資產淨值，分為於群龍集團之29.4%權益及於中策餘下集團之29.4%權益。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 *截至二零零六年九月三十日止六個月*

2. SIGNIFICANT EVENTS *(Continued)*

(ii) Acquisition of equity interest in Group Dragon Investments Limited *(Continued)*

The Group's interest in CSHL Remaining Group was reduced to 14.1% upon completion of CSHL Disposal on May 19, 2006. The Group also held 29.4% interest in GDI Group upon completion of the CSHL Disposal and CSHL Reorganization. A gain on disposal of interest in CSHL Remaining Group of HK$5,037,000 was recognized in the condensed consolidated income statement during the period.

On May 26, 2006, Somerley Limited, the financial advisor to the Group, made an offer, on behalf of the Group, to acquire all the remaining interest in GDI other than those already owned by the Group (the "GDI Offer"). The Company made GDI Offer by offering to the shareholders of GDI either in option (1) one ordinary share of HK$0.01 each of the Company plus HK$1.8 cash for every five GDI shares, or, option (2) a convertible loan note to be issued by the Company with face value of HK$15 for every five GDI shares. Upon the close of GDI Offer, the Company issued 9,926,228 ordinary shares of HK$0.01 each, convertible loan note with principal amount of HK$770,973,000 and paid cash of HK$17,867,000 for the acquisition of a further 69.5% interest in GDI. The GDI Offer was completed on June 16, 2006 and the Group held 98.9% interest in GDI and accordingly, GDI became a subsidiary of the Group during the period and details of the assets and liabilities acquired under the GDI Offer are set out in note 30.

Details of the CSHL Disposal and the GDI Offer are set out in the Company's Circular dated May 26, 2006 and in the Company's announcement dated June 16, 2006.

2. 重要事項 *(續)*

(ii) 收購群龍投資有限公司之股本權益 *(續)*

於二零零六年五月十九日完成中策出售事項後，本集團於中策餘下集團之權益減少至14.1%。本集團亦於中策出售事項及中策重組完成後，持有群龍集團29.4%之權益。期內，出售中策餘下集團權益之收益5,037,000港元於簡明綜合收益表確認。

於二零零六年五月二十六日，本集團之財務顧問新百利有限公司代表本集團提出收購建議，收購除本集團已擁有者以外之所有其餘群龍權益（「群龍收購建議」）。本公司透過向群龍之股東提呈(1)按每五股群龍股份獲發一股本公司每股面值0.01港元之普通股另加1.8港元現金，或(2)本公司就每五股群龍股份發行面值15港元之可兌換貸款票據，以提出群龍收購建議。於群龍收購建議結束後，本公司發行9,926,228股每股面值0.01港元之普通股及本金額達770,973,000港元之可兌換貸款票據，並支付現金17,867,000港元，以增購群龍69.5%權益。群龍收購建議於二零零六年六月十六日完成，而本集團持有中策98.9%權益，故群龍於期內成為本集團之附屬公司。根據群龍收購建議收購之資產及負債詳情載於附註30。

中策出售事項及群龍收購建議詳情載於本公司於二零零六年五月二十六日刊發之通函及本公司於二零零六年六月十六日刊發之公佈內。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

3. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared under the historical cost basis except for investment properties and certain financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2006. In addition, the Group adopted the following accounting policies for certain financial instruments acquired or issued by the Group during the period.

Financial assets designated at fair value through profit or loss

Financial assets designated at fair value through profit or loss are initially measured at fair value. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Convertible loan notes

Convertible loan notes issued by the Company that contain both liability and conversion option components are classified separately into respective items on initial recognition. Conversion option will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments is an equity instrument.

On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the proceeds of the issue of the convertible loan notes and the fair value assigned to the liability component, representing the conversion option for the holder to convert the loan notes into equity, is included in equity (convertible loan notes reserve).

In subsequent periods, the liability component of the convertible loan notes is carried at amortized cost using the effective interest method. The equity component, represented by the option to convert the liability component into ordinary shares of the Company, will remain in convertible loan notes reserve until the embedded option is exercised (in which case the balance stated in convertible loan notes reserve will be transferred to share premium). Where the option remains unexercised at the expiry date, the balance stated in convertible loan notes reserve will be released to retained profits. No gain or loss is recognized in profit or loss upon conversion or expiration of the option.

3. 主要會計政策

簡明綜合財務報表乃按歷史成本基準擬備，惟投資物業及若干財務工具按重估值或公平價值（如適用）計算除外。

簡明綜合財務報表所採用之會計政策與編製本集團於截至二零零六年三月三十一日止年度之年度財務報表所採納者一致。此外，本集團就本集團於期內收購或發行之若干財務工具採納以下會計政策。

按公平價值並在損益表內處理之金融資產

按公平價值並在損益表內處理之金融資產初步以公平價值計算。於初步確認後之各結算日，按公平價值並在損益表內處理之金融資產按公平價值計量，其公平價值變動直接於產生期內之損益中確認。

可兌換貸款票據

本公司發行之可兌換貸款票據包含負債及可兌換部分，並於初步確認時分開歸類於各自之項目。可兌換權由固定金額之現金或其他金融資產兌換為本公司本身固定數目之權益工具交付，為權益工具。

於初步確認時，負債部分之公平價值乃按類似非可兌換債券之現行市場息率釐定。發行可兌換貸款票據所得款項與歸入負債部分之公平價值之差額（代表持有人將貸款票據兌換為權益之可兌換權）計入權益（可兌換貸款票據儲備）。

於其後期間，可兌換貸款票據之負債部分採用實際利率法以攤銷成本入賬。權益部分（即將負債部分兌換為本公司普通股之期權）將保留於可兌換貸款票據儲備內，直至內置期權被行使為止（此時於可兌換貸款票據儲備呈列之結存將轉撥至股份溢價）。倘該期權於到期日仍未獲行使，則於可兌換貸款票據儲備呈列之結存將被用於撥入保留溢利。期權於兌換或失效時之損益概不會於損益入確認。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

3. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Convertible loan notes *(Continued)*

Transaction costs that relate to the issue of the convertible loan notes are allocated to the liability and equity components in proportion to the allocation of the proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible loan notes using the effective interest method.

3A. ADOPTION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current period, the Group has applied, for the first time, a number of new standards, amendments and interpretations ("new HKFRSs"), issued by the HKICPA, which are either effective for accounting periods beginning on or after December 1, 2005, January 1, 2006 and March 1, 2006. The adoption of the new HKFRSs had no material effect on how the results for the current or prior accounting periods that have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standard, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standard, amendment or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) – INT 8	Scope of HKFRS 2[2]
HK(IFRIC) – INT 9	Reassessment of Embedded Derivatives[3]
HK(IFRIC) – INT 10	Interim Financial Reporting and Impairment[4]

[1] *Effective for annual periods beginning on or after January 1, 2007*

[2] *Effective for annual periods beginning on or after May 1, 2006*

[3] *Effective for annual periods beginning on or after June 1, 2006*

[4] *Effective for annual periods beginning on or after November 1, 2006*

3. 主要會計政策 *(續)*

可兌換貸款票據 *(續)*

與發行可兌換貸款票據有關之交易成本乃按所得款項之分配比例，分配至負債及權益部分。與權益部分有關之交易成本直接從權益扣除。與負債部分有關之交易成本計入負債部分之賬面值，並以實際利率法於可兌換貸款票據年期內攤銷。

3A. 採納新訂及經修訂香港財務報告準則

於本期間，本集團首次採納多項由香港會計師公會頒佈並對二零零五年十二月一日、二零零六年一月一日及二零零六年三月一日或其後開始之會計期間生效之新準則、修訂及詮釋(「新香港財務報告準則」)。採納新香港財務報告準則對本會計期間或前期會計期間之業績編製及呈報方式並無重大影響，故無須作出前期調整。

本集團並無提前採納以下已頒佈但尚未生效之新準則、修訂或詮釋。本公司董事預期採納該等準則、修訂或詮釋將對本集團之業績及財務狀況並無重大影響。

香港會計準則第1號(修訂本)	資本披露[1]
香港財務報告準則第7號	財務工具：披露[1]
香港(國際財務報告詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍[2]
香港(國際財務報告詮釋委員會)－詮釋第9號	重新評估附帶衍生工具[3]
香港(國際財務報告詮釋委員會)－詮釋第10號	中期財務報告及減值[4]

[1] *由二零零七年一月一日或以後開始之全年期間有效*

[2] *由二零零六年五月一日或以後開始之全年期間有效*

[3] *由二零零六年六月一日或以後開始之全年期間有效*

[4] *由二零零六年十一月一日或以後開始之全年期間有效*

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

4. SEGMENT INFORMATION

Business Segments

The Group is currently organized into four business segments, namely (i) trading of non-"Memorex®" computer related products; (ii) trading of securities; (iii) property development and trading and (iv) sand mining business.

As explained in note 2, the operations of trading of computer related products under the trade name of "Memorex®" and trading of consumer electronic products were discontinued on April 28, 2006.

4. 分類資料

業務分類

本集團由四種業務分類組成，即(i)非「Memorex®」電腦相關產品貿易；(ii)證券買賣；(iii)物業發展及買賣及(iv)採砂業務。

誠如附註2所述，商標名稱為「Memorex®」之電腦相關產品貿易及消費電子產品貿易業務於二零零六年四月二十八日終止。

Six months ended September 30, 2006 截至二零零六年九月三十日止六個月

		Continuing operations 持續業務					Discontinued operations 非持續業務			
		Trading of non-"Memorex®" computer related products HK$'000 非「Memorex®」電腦相關產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Property development and trading HK$'000 物業發展及買賣 千港元	Sand mining HK$'000 採砂 千港元	Sub-total HK$'000 小計 千港元	Trading of computer related products under "Memorex®" HK$'000 電腦相關產品貿易「Memorex®」品牌 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Sub-total HK$'000 小計 千港元	Consolidated HK$'000 綜合 千港元
Turnover	營業額	7,838	79,487	-	896	88,221	229,442	59,811	289,253	377,474
Segment result	分類業績	(2,494)	2,514	-	(54)	(34)	(73,450)	1,170	(72,280)	(72,314)
Interest income	利息收入					59,069			67	59,136
Unallocated corporate income	未分配企業開支收入					9,482			-	9,482
Unallocated corporate expenses	未分配企業支出					(44,125)			-	(44,125)
Change in fair value of conversion options embedded in convertible notes	可兌換票據中內在之可兌換權之公平價值變動					(185,111)			-	(185,111)
Change in fair value of conversion options embedded in convertible notes from an associate	一間聯營公司之可兌換票據中內在之可兌換權之公平價值變動					(19,113)			-	(19,113)
Change in fair value of convertible note at fair value through profit or loss	按公平價值列賬並在損益表內處理之可兌換票據之公平價值變動					5,579			-	5,579
Change in fair value of investment held for trading	持作買賣投資之公平價值變動					(1,259)			-	(1,259)
Increase in fair value of investment property	投資物業之公平價值增加					9,000			-	9,000
Finance costs	財務費用					(38,886)			(667)	(39,553)
Share of results of associates	應佔聯營公司業績					(22,122)			-	(22,122)
Discount on acquisition of subsidiaries	收購附屬公司折讓					116,363			-	116,363
Impairment loss on goodwill	商譽之減值虧損					(6,621)			-	(6,621)
Impairment loss on available-for-sale investments	可供銷售投資之減值虧損					(28,088)			-	(28,088)
Loss on disposal of subsidiaries	出售附屬公司之虧損					(609)			-	(609)
Gain on disposals/dilution of interest in associates	出售／攤薄於聯營公司權益之收益					5,097			-	5,097
Loss before income tax	除所得稅前虧損					(141,378)			(72,880)	(214,258)
Income tax credit	所得稅抵免					971			26,235	27,206
Gain on disposal of Disposed Business	出售出售業務之收益					-			1,527,167	1,527,167
(Loss) profit for the period	本期間(虧損)溢利					(140,407)			1,480,522	1,340,115

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 *截至二零零六年九月三十日止六個月*

4. SEGMENT INFORMATION *(Continued)* 4. 分類資料（續）

Business Segments *(Continued)* 業務分類（續）

Six months ended September 30, 2005 截至二零零五年九月三十日止六個月

		Continuing operations 持續業務				Discontinued operations 非持續業務			
		Trading of non-"Memorex®" computer related products HK$'000 非「Memorex®」電腦相關產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Property development and trading HK$'000 物業發展及買賣 千港元	Sub-total HK$'000 小計 千港元	Trading of computer related products under "Memorex®" HK$'000 電腦相關產品貿易「Memorex®」品牌 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Sub-total HK$'000 小計 千港元	Consolidated HK$'000 綜合 千港元
Turnover	營業額	24,897	113,935	118,800	257,632	1,873,948	670,944	2,544,892	2,802,524
Segment result	分類業績	(15,028)	18,694	10,795	14,461	104,600	13,124	117,724	132,185
Interest income	利息收入				20,066			670	20,736
Unallocated corporate income	未分配企業收入				16,878			-	16,878
Unallocated corporate expense	未分配企業支出				(12,064)			-	(12,064)
Change in fair value of conversion options embedded in convertible notes	可兌換票據中內在之可兌換權之公平價值變動				15,568			-	15,568
Change in fair value of investment held for trading	持作買賣投資之公平價值變動				(18,461)			-	(18,461)
Finance costs	財務費用				(21,259)			(2,881)	(24,140)
Share of results of associates	應佔聯營公司業績				(24,126)			-	(24,126)
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽之減值虧損				(14,391)			-	(14,391)
Gain on disposal of subsidiaries	出售附屬公司之收益				4,276			-	4,276
(Loss) profit before income tax	除所得稅前（虧損）溢利				(19,052)			115,513	96,461
Income tax charge	所得稅支出				-			(48,428)	(48,428)
(Loss) profit for the period	本期間（虧損）溢利				(19,052)			67,085	48,033

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

5. FINANCE COSTS 5. 財務費用

		Continuing operations Six months ended September 30, 持續業務 截至九月三十日止六個月		Discontinued operations Six months ended September 30, 非持續業務 截至九月三十日止六個月		Consolidated Six months ended September 30, 綜合 截至九月三十日止六個月	
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Interest on:	下列各項之利息：						
Borrowings	借款	27,219	21,259	667	2,881	27,886	24,140
Convertible loan notes	可兌換貸款票據	11,667	–	–	–	11,667	–
		38,886	21,259	667	2,881	39,553	24,140

6. INCOME TAX CREDIT 6. 所得稅抵免

		Continuing operations Six months ended September 30, 持續業務 截至九月三十日止六個月		Discontinued operations Six months ended September 30, 非持續業務 截至九月三十日止六個月		Consolidated Six months ended September 30, 綜合 截至九月三十日止六個月	
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
The credit (charge) comprises:	抵免（支出）包括：						
Profit tax:	利得稅：						
Hong Kong Profits Tax	香港利得稅	(125)	–	–	–	(125)	–
Overseas	海外	1,083	–	–	(51,926)	1,083	(51,926)
Deferred tax:	遞延稅項：						
Current period credit	本期間抵免	13	–	26,235	3,498	26,248	3,498
		971	–	26,235	(48,428)	27,206	(48,428)

Income tax arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

在其他司法管轄區所產生之所得稅按有關司法管轄區之現行稅率計算。

No provision for Hong Kong Profits Tax was made for the period ended September 30, 2005 as the assessable profit of subsidiaries operated in Hong Kong was wholly absorbed by tax losses brought forward.

由於在香港經營之附屬公司之應課稅溢利全由結轉之稅項虧損所抵銷，故截至二零零五年九月三十日止期間並無作出香港利得稅準備。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

7. PROFIT FOR THE PERIOD 7. 期內溢利

		Continuing operations Six months ended September 30, 持續業務 截至九月三十日止六個月		Discontinued operations Six months ended September 30, 非持續業務 截至九月三十日止六個月		Consolidated Six months ended September 30, 綜合 截至九月三十日止六個月	
		2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*	2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*	2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*
Profit for the period has been arrived at after charging (crediting):	本期間溢利已扣除(計入)以下各項:						
Allowance for (written back of) bad and doubtful debts	呆壞賬準備(回撥)	6,479	2,261	11,878	(593)	18,357	1,668
Amortization of trademark licenses and patent (included in administrative expenses)	商標許可證及專利權攤銷(包括在行政開支內)	–	–	–	403	–	403
Impairment loss on goodwill *(Note)*	商譽減值虧損*(附註)*	6,621	–	–	–	6,621	–
Depreciation and amortization of property, plant and equipment	物業、機器及設備之折舊及攤銷	4,607	1,321	1,023	5,145	5,630	6,466
Share of income tax of associates (included in share of results of associates)	應佔聯營公司所得稅(包括在應佔聯營公司業績內)	1,850	1,029	–	–	1,850	1,029
Exchange (gain) losses	兌滙(收益)虧損	(7,742)	2,913	(5,133)	8,798	(12,875)	11,711
Interest income	利息收入	(59,069)	(20,066)	(67)	(670)	(59,136)	(20,736)
Net realized gain on investments held for trading:	持作買賣投資已變現收益淨額:						
Proceed on sale of investments (included in turnover)	出售投資之所得款項(包括在營業額內)	(79,487)	(113,935)	–	–	(79,487)	(113,935)
Less: Cost of securities sold (included in cost of sales)	減:已售證券成本(包括在銷售成本內)	77,041	92,347	–	–	77,041	92,347
		(2,446)	(21,588)	–	–	(2,446)	(21,588)

Note: The impairment loss on goodwill represent full amount of goodwill arising on acquisition of Rapid Growth Limited in prior years, a subsidiary engaged in the business of property investment.

附註: 商譽減值虧損指於過往年度收購Rapid Growth Limited產生之全數商譽。Rapid Growth Limited為一間從事物業投資業務之附屬公司。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

8. DISTRIBUTIONS 8. 分派

		2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*
Final, paid – HK6 cents per share for 2006, with a scrip option (2005: HK6 cents per share)	末期・已付一二零零六年每股6港仙(可選擇以股代息)(二零零五年:每股6港仙)	15,027	13,418

The directors have resolved to declare an interim dividend of HK5 cents per share in cash with scrip option (2005: HK4 cents with scrip option) should be paid to shareholders of the Company whose names appear on the Register of Members of the Company on January 16, 2007.

董事議決宣派中期股息每股現金5港仙(可選擇以股代息)(二零零五年:每股4港仙・可選擇以股代息)予於二零零七年一月十六日名列於本公司股東名冊上之本公司股東。

On July 28, 2006, a dividend of HK6 cents per share was declared to shareholders as a final dividend for the year ended March 31, 2006, amounting to HK$15,027,000.

於二零零六年七月二十八日・本公司向股東宣派股息每股6港仙・作為截至二零零六年三月三十一日止年度之末期股息・金額合共15,027,000港元。

On July 22, 2005, a dividend of HK6 cents per share was declared to shareholders as a final dividend for the year ended March 31, 2005, amounting to HK$13,418,000.

於二零零五年七月二十二日・本公司向股東宣派股息每股6港仙・作為截至二零零五年三月三十一日止年度之末期股息・金額合共13,418,000港元。

Cash and share dividends were offered in respect of the 2005 final and 2006 final dividends. These cash and share dividends were as follows:

已就二零零五年末期及二零零六年末期股息提供現金及股份股息。該等現金及股份股息如下:

		2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*
Dividend	股息		
– Cash	一現金	7,758	13,418
– Share alternative	一股份選擇	7,269	–
		15,027	13,418

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

9. EARNINGS (LOSS) PER SHARE / 9. 每股盈利(虧損)

(i) From continuing and discontinued operations / (i) 來自持續業務及非持續業務

The calculation of the basic and diluted earnings per share is from continuing and discontinued operations based on the following data:

來自持續業務及非持續業務之每股基本及攤薄盈利乃基於以下數據計算:

		Six months ended September 30, 截至九月三十日止六個月 2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Earnings:	盈利:		
Earnings for the period attributable to equity holders of the Company for the purpose of basic earnings per share	用以計算每股基本盈利之本公司股本持有人應佔本期間盈利	491,398	16,388
Interest on convertible loan notes	可兑換貸款票據之利息	11,667	N/A不適用
Earnings for the period attributable to equity holders of the Company for the purpose of diluted earnings per share	用以計算每股攤薄盈利之本公司股本持有人應佔本期間盈利	503,065	16,388

		2006 '000 二零零六年 千股	2005 '000 二零零五年 千股
Number of shares:	股份數目:		
Weighted average number of ordinary shares for the purpose of basic earnings per share	用以計算每股基本盈利之普通股加權平均數	243,455	223,628
Effect of dilutive potential ordinary shares	潛在普通股之攤薄影響		
– Share options	一購股權	1,741	20,311
– Convertible loan notes	一可兑換貸款票據	85,664	N/A不適用
Weighted average number of ordinary shares for the purpose of diluted earnings per share	用以計算每股攤薄盈利之普通股加權平均數	330,860	243,939

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

9. EARNINGS (LOSS) PER SHARE *(Continued)* 9. 每股盈利（虧損）*(續)*

(ii) From continuing operations (ii) 來自持續業務

The calculation of the basic earnings per share from continuing operations attributable to equity holders of the Company for the period is based on the following data:

本期間本公司股本持有人應佔來自持續業務之每股基本及攤薄盈利乃基於以下數據計算：

		Six months ended September 30, 截至九月三十日止六個月	
		2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*
Earnings (loss):	盈利（虧損）：		
Profit for the period attributable to equity holders of the Company	本公司股本持有人應佔本期間溢利	491,398	16,388
Less: Profit for the period from discontinued operation attributable to equity holders of the Company *(Note 29)*	減：本公司股本持有人應佔來自非持續業務之本期間溢利 *(附註29)*	(626,636)	(30,322)
Loss for the purpose of basic earnings per share from continuing operations	用以計算來自持續業務之每股基本盈利之虧損	(135,238)	(13,934)

No diluted earnings per share has been presented as the exercise of share options and the conversion of convertible loan notes would result in a decrease in loss per share from continuing operations.

由於購股權之行使及可兌換貸款票據之兌換將導致持續業務之每股虧損減少，因此並無呈列每股攤薄盈利。

The denominators used are the same as those for continuing and discontinued operations.

所採用之分母與上文所述計算持續業務及非持續業務所採用者相同。

The above has not accounted for the conversion of the convertible note issued by the associate since such conversion is anti-dilutive.

由於兌換聯營公司發行之可兌換票據產生反攤薄影響，故上文並未計入有關兌換事宜。

10. INTERESTS IN ASSOCIATES 10. 聯營公司權益

As explained in note 2, the Group's interest in CSHL were reduced to 14% and CSHL ceased to be an associate of the Group upon the completion of the CSHL Disposal and CSHL Reorganization. Accordingly, carrying value of HK$21,643,000 was transferred to available-for-sale investments. In additions, interests in associates of HK$461,113,000 were acquired through the acquisition of GDI Group as described in note 30.

誠如附註2所詳述，本集團於中策之權益減至14%，而於完成中策出售事項及中策重組後，中策不再為本集團之聯營公司。因此，21,643,000港元之賬面值已轉撥為可供銷售投資。此外，於聯營公司權益461,113,000港元已如附註30所述透過收購群能集團而收購。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

11. CONVERTIBLE NOTE FROM AN ASSOCIATE/CONVERSION OPTIONS EMBEDDED IN CONVERTIBLE NOTE FROM AN ASSOCIATE

The convertible note is held by China Enterprises Limited ("CEL", a non wholly-owned subsidiary under GDI), which became a subsidiary of the Group pursuant to acquisition of the GDI Group.

During the period, CEL entered into an agreement to subscribe a convertible note with an aggregate principal amount of HK$300,000,000 from Wing On Travel (Holdings) Limited ("Wing On CN"), a 20.4% associate of CEL). The Wing On CN carries interest at 2% per annum and will mature on June 7, 2011. The initial conversion price is HK$0.79 per share (subject to adjustments). Unless previously converted or lapsed by Wing On Travel (Holdings) Limited, Wing On Travel (Holdings) Limited will redeem the Wing On CN on June 7, 2011 at the redemption amount which is 110% of the principal amount of the outstanding Wing On CN.

The Group has measured the Wing On CN in accordance with HKAS 39. The debt element of the Wing On CN were measured initially at fair value and subsequently at amortized cost and classified as convertible note from an associate on the condensed consolidated balance sheet. The conversion option element of Wing On CN were measured initially and subsequently at fair value in accordance HKAS 39 and classified as conversion options embedded in convertible note from an associate. During the period, a decrease in fair value of HK$19,113,000 for conversion option element were recognized in the condensed consolidated income statement.

11. 一間聯營公司之可兑換票據／一間聯營公司之可兑換票據中內在之可兑換權

該可兑換票據由China Enterprises Limited (「CEL」，群龍之非全資附屬公司)持有，CEL因收購群龍集團成為本集團之附屬公司。

期內，CEL與永安旅遊(控股)有限公司(CEL持有20.4%權益之附屬公司)簽訂協議，向永安認購本金總額300,000,000港元之可兑換票據(「永安可兑換票據」)。永安可兑換票據以年息兩厘計息，於二零一一年六月七日到期，初步兑換價為每股0.79港元(可予調整)。除非先前由永安旅遊(控股)有限公司兑換或終止，否則永安旅遊(控股)有限公司將於二零一一年六月七日按相當於尚未贖回之永安可兑換票據本金額110%之贖回價贖回永安可兑換票據。

本集團已根據香港會計準則第39號計量永安可兑換票據。永安可兑換票據之債務部分乃初步以公平價值計量，其後則以攤銷成本計量，並於資產負債表歸類為聯營公司之可兑換票據。永安可兑換票據之可兑換權部分乃根據香港會計準則第39號初步及其後以公平價值計量，並歸類為聯營公司之可兑換票據中內在之可兑換權。期內，可兑換權部分公平價值減少19,113,000港元已於簡明綜合收益表確認。

12. AVAILABLE-FOR-SALE INVESTMENTS 12. 可供銷售投資

		Notes 附註	September 30, 2006 HK$'000 二零零六年九月三十日 千港元	March 31, 2006 HK$'000 二零零六年三月三十一日 千港元
Listed equity securities	上市股本證券	(i)	207,595	19,681
Unlisted equity securities	非上市股本證券	(ii)	68,699	73,500
Unlisted debt securities	非上市債務證券	(iii)	646,429	514,364
			922,723	607,545
Analysed for reporting purposes as:	就呈報目的而作出分析：			
Current assets	流動資產		-	73,500
Non-current assets	非流動資產		922,723	534,045
			922,723	607,545

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

12. AVAILABLE-FOR-SALE INVESTMENTS *(Continued)*

Notes:

(i) During the period, carrying value of listed equity securities of HK$30,047,000 were acquired through the acquisition of GDI Group. As a result of the disposal of the 15.3% interest in CSHL upon the completion of CSHL Reorganization set out in note 2, additions of HK$21,643,000 transferred from interests in associates to available-for-sale investments. The Group also converted the debt element of convertible notes included in unlisted debt securities amounted to HK$92,367,000 and conversion options embedded in convertible notes amounted to HK$63,008,000 into listed equity securities. Additions of listed equity securities amounted to HK$81,900,000 were also acquired by the Group.

(ii) The Group disposed of carrying value of HK$73,500,000 unlisted equity securities for a consideration of HK$73,500,000 and there was no gain or loss from such disposal. In additions, carrying value of HK$68,699,000 were acquired through the acquisition of GDI Group.

(iii) During the period, the Group has subscribed two convertible notes with principal amount of HK$270,000,000 from Macau Prime Properties Holdings Limited ("Macau Prime CN") and HK$19,000,000 from Asia Standard International Limited ("Asia Standard CN"). All these companies are public limited companies with their shares listed on the Stock Exchange.

The debt element of Macau Prime CN and debt element of Asia Standard CN amounted to HK$202,069,000 and HK$17,008,000 respectively were measured at fair value at initial recognition. The conversion option element of Macau Prime CN and Asia Standard CN were measured at fair value in accordance HKAS 39 and classified as conversion options embedded in convertible notes, details of which are set out in note 17.

Fair value of HK$92,367,000 debt element of convertible notes were transferred to listed equity securities upon the conversion of convertible notes.

During the period, a net loss arising on change in fair value of approximately HK$103,952,000 for the available-for-sale investments which were recognized in investment revaluation reserve, representing the loss on fair value change of HK$86,083,000 for listed equity securities and the loss on fair value change of HK$17,869,000 for unlisted debt securities. A cumulative loss of HK$13,120,000 on fair value of listed equity securities was removed from reserve and recognized as impairment loss in the condensed consolidated income statement during the period while an additional impairment loss of HK$14,968,000 was directly recognized in the condensed consolidated income statement.

12. 可供銷售投資 *(續)*

附註：

(i) 期內，因收購群龍集團而獲得30,047,000港元之上市股本證券賬面值。由於附註2所載之中策重組完成後出售於中策之15.3%權益，21,643,000港元之增加額已由聯營公司權益轉移至可供銷售投資。本集團亦兌換非上市債務證券中所含可兌換票據之債務部分92,367,000港元及可兌換票據中內在之可兌換權部分63,008,000港元為上市股本證券。本集團亦已收購上市股本證券之增加額81,900,000港元。

(ii) 本集團出售賬面值73,500,000港元之非上市股本證券，代價為73,500,000港元，此項出售並無盈虧。此外，因收購群龍集團而獲得賬面值68,699,000港元。

(iii) 期內，本集團向澳門祥泰地產集團有限公司認購本金額270,000,000港元之可兌換票據（「澳門祥泰可兌換票據」）及向泛海國際有限公司（「泛海可兌換票據」）認購本金額19,000,000港元之可兌換票據。以上公司均為公眾有限公司且股份於聯交所上市。

澳門祥泰可兌換票據之債務部分202,069,000港元及泛海可兌換票據之債務部分17,008,000港元已於初步確認時按公平價值計量。澳門祥泰可兌換票據及泛海可兌換票據之可兌換權部分乃根據香港會計準則第39號以公平價值計量，並歸類為可兌換票據中內在之可兌換權，詳情載列於附註17。

賬面值為92,367,000港元之可兌換票據債務部分已於兌換可兌換票據時轉移至上市股本證券。

期內，可供銷售投資之公平價值變動所產生之虧損淨額約103,952,000港元已於投資重估儲備確認，有關金額為上市股本證券之公平價值變動虧損86,083,000港元及非上市債務證券之公平價值變動虧損17,869,000港元。期內，上市股本證券之公平價值累積虧損13,120,000港元已自儲備中剔除，並於簡明綜合收益表中確認為減值虧損；而14,968,000港元之額外減值虧損已直接於簡明綜合收益表中確認。

13. OTHER ASSET

Other asset with carrying value of HK$229,288,000 were acquired through the acquisition of GDI Group.

The amount represented a land development project of 珠海市龍山智業產業園 located in Long Shan Development Area, Doumen District, Zhuhai City. The Group has made a payment HK$229,288,000 to PRC government in return for the exclusive development right to the project and the right to obtain the land for the development. The Group is also entitled to sell these rights to other investors at consideration to be agreed among themselves.

13. 其他資產

賬面值為229,288,000港元之其他資產因收購群龍集團而獲得。

該筆金額為一項位於珠海市斗門區龍山發展區之珠海市龍山智業產業園土地發展項目。該項目乃與珠海市龍山工業區管理委員會共同發展。本集團已向中國政府支付229,288,000港元，以獲得該項目之專屬開發權利及取得該土地作開發用途之權利。本集團亦有權按雙方協定之代價將此等權利出售予其他投資者。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 *截至二零零六年九月三十日止六個月*

13. OTHER ASSET *(Continued)*

The directors has assessed the carrying value of the Other Asset with reference to the valuation performed by an independent valuer on an open market value basis and no impairment loss is identified.

13. 其他資產 *(續)*

董事已參照獨立估值師按公開市場價值基準所作之估值評估其他資產之賬面值，並無識別出減值虧損。

14. DEPOSITS PAID FOR ACQUISITION OF SUBSIDIARIES

In June, 2006, the Group entered into an agreement to acquire 100% equity interest in Goal Wisdom Limited at a consideration of HK$50,000,000. Goal Wisdom Limited is an investment holding company with its subsidiary engaging in business of catering and entertainment operations and related management. The acquisition has not yet completed at the date of this report due to certain conditions not yet fulfiled by the vendor including the land use right related to a piece of land located in the PRC to be obtained by the subsidiary of Goal Wisdom Limited.

14. 收購附屬公司所付之按金

本集團於二零零六年六月簽訂協議收購Goal Wisdom Limited之全部股本權益，代價為50,000,000港元。Goal Wisdom Limited為投資控股公司，其附屬公司從事飲食及娛樂及相關管理業務。截至本報告日期，由於賣方尚未達成若干條件，包括有關Goal Wisdom Limited之附屬公司將予取得一幅位於中國之土地之土地使用權，故該項收購尚未完成。

15. PAYMENTS FOR ACQUISITION OF INTEREST IN PROPERTIES

Payments for acquisition of interest in properties with carrying value of HK$57,149,000 were acquired through the acquisition of GDI Group.

The amount represented initial payments incurred in connection with the acquisition of properties interest located in Shanghai, PRC.

The GDI Group entered into a conditional agreement with a third party to acquire the interest in properties in a parcel of land situated in Shanghai, PRC and the 24-storey building being erected upon the land together with 2 levels of underground carparks for a consideration of RMB450,000,000 (approximately HK$424,528,000). An initial payment of RMB58,000,000 (approximately HK$57,149,000) was paid to the vendor pursuant to the conditional agreement.

However, the conditions stated in the agreement cannot be fulfilled by the vendor and the GDI Group commenced legal proceeding's against the vender. On June 22, 2006, the People's High Court of Shanghai City ruled the case in favour of the GDI Group and demanded the vendor to continue fulfilling its obligations under the agreement.

During the period, the directors of the Company were also in discussion with the vendor for settlement of the matters; however, there was no assurance that such matters could be resolved and settled with the vendor eventually. The directors of the Company consulted the Group's legal counsel, and decided to proceed with the acquisition of the properties and were of the view that the carrying amount of deposit was not less than its recoverable amount regardless of the successful acquisition or not.

15. 收購物業權益所付之款項

賬面值57,149,000港元之就收購物業權益之付款因收購群龍集團而獲得。

該金額為收購位於中國上海之物業權益所涉及之成本。

群龍集團與獨立第三方簽訂有條件協議，以收購一幅位於中國上海之土地及其上所建一幢二十四層高樓宇連兩層地庫停車場，代價為人民幣450,000,000元（約424,528,000港元）。首期款項人民幣58,000,000元（約57,149,000港元）已根據有條件協議付予賣方。

然而，賣方未能達成協議所列之條件，而群龍集團已開始向賣方提出法律程序。於二零零六年六月二十二日，上海市高級人民法院判群龍集團勝訴，並要求賣方繼續履行其於該協議下之責任。

期內，本公司董事亦就該項事宜與賣方商討解決方案，惟未能保證最終能與賣方解決該等事宜。本公司董事諮詢本集團之法律顧問，並決定繼續收購物業，且認為無論收購成功與否，按金之賬面值亦不會少於其可回收金額。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

16. TRADE AND OTHER RECEIVABLES

Included within trade and other receivables is a trade debtor balance of HK$2,657,000 (3.31.2006: HK$656,670,000 of which HK$636,587,000 was included in assets classified as held for sale). The Group allows an average credit period of one to two months to its trade customers.

The following is an aged analysis of trade debtors at the reporting date:

16. 貿易及其他應收款項

貿易及其他應收款項包括為數2,657,000港元之應收貿易款項結餘(二零零六年三月三十一日:656,670,000港元,其中636,587,000港元包括在分類為持作銷售資產內)。本集團向其貿易客戶提供平均一至兩個月不等之信貸期。

於報告日期之應收貿易款項賬齡分析如下:

		September 30, 2006 *HK$'000* 二零零六年 九月三十日 *千港元*	March 31, 2006 *HK$'000* 二零零六年 三月三十一日 *千港元*
Not yet due	未到期	806	573,862
Overdue within one month	逾期少於一個月	15	66,333
Overdue between one to two months	逾期一至兩個月	237	2,266
Overdue more than two months	逾期超過兩個月	1,599	14,209
		2,657	656,670

17. CONVERSION OPTIONS EMBEDDED IN CONVERTIBLE NOTES

Conversion options embedded in convertible notes represented the conversion option element of certain convertible notes subscribed by the Group and are measured at fair value. The debt element of those convertible notes are classified under available-for-sale investment.

As explained in note 12, the Group had subscribed Macau Prime CN and Asia Standard CN and the related conversion option element of the Macau Prime CN and Asia Standard CN were measured at fair value using the Black-Scholes model. During the period, an amount of HK$70,699,000 were recognized as conversion options embedded in convertible notes upon the subscription of Macau Prime CN and Asia Standard CN which are measured at fair value at initial recognition. Conversion options embedded in convertibles notes with carrying value of HK$63,008,000 were released upon the conversion of convertible notes. The Group also recognized a decrease in fair value changes of approximately HK$185,111,000.

17. 可兑換票據中內在之可兑換權

可兑換票據中內在之可兑換權即本集團認購之若干可兑換票據之可兑換權部分,並以公平價值計量。該等可兑換票據之債務部分歸類於可供銷售投資項下。

誠如附註12所闡釋,本集團已認購澳門祥泰可兑換票據及泛海可兑換票據,而澳門祥泰可兑換票據及泛海可兑換票據之相關可兑換權部分均按Black-Scholes模式以公平價值計量。期內,為數70,699,000港元之金額已於認購澳門祥泰可兑換票據及泛海可兑換票據時確認為可兑換票據中內在之可兑換權,於初步確認時乃按公平價值計量。賬面值63,008,000港元之可兑換票據中內在之可兑換權隨兑換可兑換票據而解除。本集團亦確認公平價值變動減少約185,111,000港元。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

18. CONVERTIBLE NOTES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

During the period, the Group subscribed another two convertible notes with principal amount of HK$50,000,000 from Mei Ah Enterprises Group Limited and HK$50,000,000 from Golden Harvest Entertainment (Holdings) Limited. Both Mei Ah Enterprises Group Limited and Golden Harvest Entertainment (Holdings) Limited are listed on the Stock Exchange. The Group designated them as financial assets at fair value through profit or loss. During the period, a gain of HK$5,579,000 arising from changes in fair value were recognized in the condensed consolidated income statement.

18. 按公平價值列賬並在損益表內處理之可兌換票據

期內，本集團向美亞娛樂資訊集團有限公司及嘉禾娛樂事業（集團）有限公司分別認購本金額達50,000,000港元及50,000,000港元之兩份可兌換票據。美亞娛樂資訊集團有限公司及嘉禾娛樂事業（集團）有限公司均為於聯交所上市之公司。本集團將該等可兌換票據分類為按公平價值列賬並在損益表內處理之財務資產。期內，公平價值變動而產生之5,579,000港元收益已於簡明綜合收益表中確認。

19. SHORT-TERM LOAN RECEIVABLES

The amounts carry interest at Hong Kong Prime Rate plus 2% to 3% per annum and repayable on demand or within one year. Except for an amount of HK$69,913,000 are secured, an remaining balances are unsecured.

19. 應收短期貸款

該筆貸款按香港最優惠利率加年息2厘至3厘計息，並須按要求或於一年內償還。除為數69,913,000港元為已抵押外，餘款為無抵押。

20. SHORT-TERM LOAN RECEIVABLES FROM RELATED COMPANIES

The amounts are unsecured, bear interest at Hong Kong Prime Rate plus 2% to 3% per annum and repayable on demand or within one year.

The amount as at March 31, 2006 represented the advance to Wing On Travel (Holdings) Limited and its subsidiaries ("Wing On Group", an associate of CEL). During the period, the Group made additional advances of HK$86,798,000 to Wing On Group and received repayment of HK$230,865,000 from Wing On Group. The amount of HK$15,492,000 were reclassified to loans to associates when Wing On Group became an associate of the Group through the acquisition of the GDi Group. In additions, the Group also made advances of HK$30,485,000 to its related companies during the period.

20. 應收有關連公司之短期貸款

該金額為無抵押，按香港最優惠利率加年息2厘至3厘計息，並須按要求或於一年內償還。

於二零零六年三月三十一日之金額為給予永安旅遊（控股）有限公司及其附屬公司（「永安集團」，CEL之聯營公司）之墊款。期內，本集團額外向永安集團墊支86,798,000港元，並從永安集團收取230,865,000港元之還款。永安集團因收購群龍集團而成為本集團之聯營公司後，為數15,492,000港元之金額已重新歸類為借予聯營公司之貸款。此外，本公司亦於期內向其有關連公司墊支30,485,000港元。

21. LOANS TO ASSOCIATES

The amounts are unsecured, bear interest at Hong Kong Prime Rate plus 2% to 3% per annum and repayable on demand or within one year.

21. 給予聯營公司貸款

該金額為無抵押、按香港最優惠利率加年息2厘至3厘計息，並按要求或於一年內償還。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

22. ASSETS CLASSIFIED AS HELD FOR SALE/LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

As explained in note 2, the assets and liabilities related to Disposed Business were classified as assets classified as held for sale and liabilities directly associated with assets classified as held for sale respectively upon the Disposal Agreement entered into during the year ended March 31, 2006.

22. 分類為持作銷售資產／分類為持作銷售資產之直接相關負債

誠如附註2所闡述，截至二零零六年三月三十一日止年度，於訂立出售協議後，有關出售業務之資產及負債已分類為持作銷售資產及持作銷售資產之直接相關負債。

23. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$33,384,000 (3.31.2006: HK$476,974,000 of which HK$405,439,000 was included in liabilities directly associated with assets classified as held for sale).

The following is an aged analysis of trade creditors at the reporting date:

23. 貿易及其他應付款項

貿易及其他應付款項包括貿易債務結餘33,384,000港元（二零零六年三月三十一日：476,974,000港元，其中405,439,000港元包括在持作銷售資產之直接相關負債內）。

於報告日期，貿易債務之賬齡分析如下：

		September 30, 2006 *HK$'000* 二零零六年九月三十日 *千港元*	March 31, 2006 *HK$'000* 二零零六年三月三十一日 *千港元*
Not yet due	未到期	167	380,210
Overdue within one month	逾期少於一個月	10,612	75,260
Overdue between one to two months	逾期一至兩個月	279	11,467
Overdue more than two months	逾期超過兩個月	22,326	10,037
		33,384	476,974

24. BORROWINGS

During the period, the Group obtained additional bank and other loans of approximately HK$65,064,000 which bear interest at prevailing market rates ranging from 9.75% to 10% and repayable from 2007 to 2009. The Group also repaid bank and other loans of approximately HK$311,465,000. Except for bank loan of HK$86,025,000 are repayable after one year, all remaining balances are repayable on demand or within one year.

Borrowings included loan payables of HK$403,095,000 (3.31.2006: HK$562,064,000) due to substantial shareholders and its associates of the Company, which are unsecured, bear interest at prevailing market rates and repayable an demand or within one year.

24. 借款

期內，本集團取得為數約65,064,000港元之額外銀行及其他貸款，有關貸款均按當時市場利率介乎9.75厘至10厘計息，並須於二零零七年至二零零九年期間償還。本集團亦償還約311,465,000港元之銀行及其他貸款。除86,025,000港元銀行貸款須於一年後償還外，所有其餘結餘按要求或於一年內償還。

借款包括應付本公司主要股東及其聯繫人士之貸款403,095,000港元（二零零六年三月三十一日：562,064,000港元），該等款項為無抵押，按現行市場利率計息及按要求或於一年內償還。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 *截至二零零六年九月三十日止六個月*

25. CONVERTIBLE LOAN NOTES

During the period, the Company issued convertible loan notes of HK$770,973,000 through the acquisition of GDI Group. The fair value of the liability component at date of issue is HK$627,636,000. The convertible loan notes carry interest at 2% per annum and will be matured on June 15, 2011. The convertible loan notes are denominated in Hong Kong dollars. The initial conversion price is HK$9 per share and subject to anti-dilutive adjustments. The effective interest rate of the liability component is 6.5% per annum.

Unless previously converted by the convertible note holder, the Company will redeem the convertible loan notes on the maturity date at the principal amount of the convertible notes then outstanding.

The fair value of the liability component of the convertible note payable, determined based on the present value of the estimated future cash outflows discounted at the effective interest rates of 6.5% per annum at the balance sheet date, approximate their corresponding carrying amount.

During the period, loan notes of HK$228,952 were converted into 25,439 ordinary shares of HK$0.01 each of the Company.

25. 可兑換貸款票據

期內，本公司因收購群龍集團而發行770,973,000港元可兑換貸款票據。負債部分於發行當日之公平價值為627,636,000港元。可兑換貸款票據按年息2厘計息，並於二零一一年六月十五日到期。可兑換貸款票據以港元計值。初步兑換價為每股9港元，並可予調整。負債部分之實際年利率為6.5厘。

除非可兑換票據持有人先前兑換，否則本公司將於到期日按當時未行使可兑換票據之本金額贖回可兑換貸款票據。

應付可兑換票據之負債部分公平價值與其相關賬面值相若。有關公平價值乃根據按結算日之實際年利率6.5厘貼現之估計未來現金流出現值釐定。

期內，228,952港元之貸款票據已轉換為本公司每股面值0.01港元之25,439股普通股。

26. SHARE CAPITAL 26. 股本

		Number of share 股份數目	Share capital *HK$'000* 股本 *千港元*
Ordinary shares of HK$0.01 each	每股面值0.01港元之普通股		
At April 1, 2006	於二零零六年四月一日	237,253,402	2,372
Issued of shares of shares for the acquisition of GDI Group *(Note 2 and 30)*	就收購群龍集團股份發行股份 *(附註2及30)*	9,926,228	99
Issue of shares upon scrip dividend	以股代息時發行股份	2,097,260	21
Issue of shares upon exercise of share options	行使購股權時發行股份	3,250,000	33
Conversion of convertible notes *(Note 25)*	兑換可兑換票據 *(附註25)*	25,439	-
At September 30, 2006	於二零零六年九月三十日	252,552,329	2,525

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

27. PLEDGE OF ASSETS

27. 資產抵押

At the balance sheet date, the following assets were pledged by the Group to secure banking and other financing facilities:

於結算日，本集團將下列資產作為銀行及其他融資信貸之抵押：

		September 30, 2006 HK$'000 二零零六年九月三十日 千港元	March 31, 2006 HK$'000 二零零六年三月三十一日 千港元
Listed securities of associates	聯營公司之上市證券	88,537	270,558
Land and buildings	土地及樓宇	–	12,648
Investment properties	投資物業	142,000	133,000
Available-for-sale investments	可供銷售投資	–	505,294
Investments held for trading	持作買賣投資	4,924	231,069
Bank deposits	銀行存款	–	19,966
		235,461	1,172,535
Assets classified as held for sale	分類為持作出售資產	–	257,368
		235,461	1,429,903

28. DISPOSAL OF SUBSIDIARIES

28. 出售附屬公司

During the period, the Group disposed of its entire interest in Hanny Strategic Limited and Better Gain Investments Limited at a consideration of HK$18. The net assets of disposed subsidiaries at the date of disposal were as follows:

期內，本集團以代價18港元出售其於Hanny Strategic Limited及Better Gain Investments Limited之全部權益。於出售日期，已出售附屬公司之資產淨值如下：

		HK$'000 千港元
Net assets disposed of	已出售資產淨值	609
Loss on disposal	出售虧損	(609)
Total consideration satisfied by cash	以現金支付之總代價	–
Net cash inflow (outflow) arising on disposal:	出售產生之現金流入(流出)淨額：	
Cash consideration	現金代價	–
Bank balances and cash disposal of	出售之銀行結存及現金	(3)
		(3)

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

29. DISCONTINUED OPERATIONS

29. 非持續業務

Discontinued Operations

非持續業務

As explained in note 2, the business segment of trading of computer related products business under the trade name "Memorex®" and trading of consumer electronic product business were classified as discontinued operation.

誠如附註2所闡述，商用名稱為「Memorex®」之電腦相關產品貿易之業務分類及消費電子產品貿易已分類為非持續業務。

The results of the trading of computer related products under "Memorex®" and trading of consumer electronic product business for the period from April 1, 2006 to the date of disposal together with comparative figures were as follows:

由二零零六年四月一日至終止日期止期間，「Memorex®」之電腦相關產品貿易及消費電子產品貿易之業績連同比較數字如下：

		1.4.2006 to 28.4.2006 *HK$'000* 二零零六年四月一日至二零零六年四月二十八日 *千港元*	1.4.2005 to 30.9.2005 *HK$'000* 二零零五年四月一日至二零零五年九月三十日 *千港元*
Revenue	收入	289,253	2,544,892
Cost of sales	銷售成本	(270,047)	(1,957,137)
Other revenue	其他收入	7,825	4,667
Distribution costs	分銷成本	(89,370)	(394,238)
Administrative expenses	行政開支	(9,874)	(79,790)
Finance costs	財務費用	(667)	(2,881)
(Loss) profit before tax	除税前（虧損）溢利	(72,880)	115,513
Income tax credit (expense)	所得税抵免（支出）	26,235	(48,428)
(Loss) profit for the period	本期間（虧損）溢利	(46,645)	67,085
Add: Gain on disposal of Disposed Business	加：出售出售業務之收益	1,527,167	–
		1,480,522	67,085
Attributable to:	應佔：		
Equity holders of the Company	本公司股本持有人	626,636	30,322
Minority interests	少數股東權益	853,886	36,763
		1,480,522	67,085

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

29. DISCONTINUED OPERATIONS *(Continued)*

Discontinued Operations *(Continued)*

The net assets of Disposed Business at the date of disposal were as follows:

29. 非持續業務 *(續)*

非持續業務 *(續)*

於出售日期，出售業務之資產淨值如下：

		April 28, 2006 *HK$'000* 二零零六年四月二十八日 *千港元*
Net assets disposed of	已出售資產淨值	529,696
Attributable goodwill	應佔商譽	167,908
		697,604
Exchange reserve realized	已變現匯兌儲備	(26,912)
Gain on disposal of Disposed Business	出售出售業務之收益	1,527,167
Total consideration	總代價	2,197,859
Satisfied by:	支付方式：	
Cash (US$269,237,000)	現金（269,237,000美元）	2,088,442
Amount held under escrow account *(US$33,000,000)*	根據託管賬戶持有金額（33,000,000美元）	256,615
Earnout amount (US$5,000,000)	額外金額（5,000,000美元）	38,795
Withholding tax (US$1,500,000)	預扣稅（1,500,000美元）	(11,638)
Expenses incurred for disposal	出售產生之開支	(174,355)
Total consideration *(Note)*	總代價 *(附註)*	2,197,859
Net cash inflow (outflow) arising on disposal:	出售產生之現金流入（流出）淨額：	
Cash consideration	現金代價	2,088,442
Expenses incurred for disposal	出售產生之開支	(174,355)
Bank balances and cash disposal of	出售之銀行結存及現金	(36,543)
		1,877,544

Disposed Business did not make any significant contribution to the cash flows of the Group during the interim period.

Note: Pursuant to the Disposal Agreement, the aggregate consideration for the disposal of Disposed Business comprises: (i) an initial consideration of US$330,000,000 (equivalent to approximately HK$2,560,470,000); (ii) plus the amount, if any, by which the net current assets amount on completion date exceeding US$87,000,000 (equivalent to approximately HK$675,033,000) or minus the amount, if any, by which the amount of net current assets amount at completion date fall short of US$87,000,000 (equivalent to approximately HK$675,033,000); and (iii) plus the earnout amount which is to be determined by reference to the earnings before interest, tax, depreciation and amortization of the electronic data storage business of the Disposed Companies to be disposed by the MII and calculated on an agreed basis set out in the agreement for each of the twelve-month periods ending March 31, 2007, March 31, 2008 and March 31, 2009. The earnout amount shall have a cumulative minimum of US$5,000,000 (equivalent to approximately HK$38,795,000) and a cumulative maximum of US$45,000,000 (equivalent to approximately HK$349,155,000). In the event that Imation transfers control of the business (as defined in the circular dated April 10, 2006) at any time, prior to April 1, 2009, Imation will pay MII an amount equal to whatever would be required to bring the aggregate amount of earnout payments to US$45,000,000 (equivalent to approximately HK$349,155,000).

出售業務對本集團於中期期間之現金流量並無作出重大貢獻。

附註： 根據出售協議，出售出售業務之總代價包括：(i)初步代價330,000,000美元（相等於約2,560,470,000港元）；(ii)另加完成日期流動資產淨值超逾87,000,000美元（相等於約675,033,000港元）之金額之款項（如有），或減去完成日期流動資產淨值少於87,000,000美元（相等於約675,033,000港元）之金額之款項（如有）；及(iii)另加額外金額，額外金額乃按MII出售出售公司之電子數據儲存業務之未計利息、稅項、折舊及攤銷前盈利釐定，及按協議所載之協定基準計算截至二零零七年三月三十一日、二零零八年三月三十一日及二零零九年三月三十一日止各十二個月期間有關金額。額外金額之累積最低額須為5,000,000美元（相等於約38,795,000港元），而累積最高額須為45,000,000美元（相等於約349,155,000港元）。倘Imation於二零零九年四月一日前任何時間轉讓業務之控制權（定義見於二零零六年四月十日刊發之通函），則Imation將會向MII支付一筆相等於使額外付款總額達致45,000,000美元（相等於約349,155,000港元）之所需金額之款項。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

29. DISCONTINUED OPERATIONS *(Continued)*

Discontinued Operations *(Continued)*

According to the above terms set out in the Disposal Agreement, the net consideration of US$283,266,000 (equivalent to approximately HK$2,197,859,000) is calculated after taking into the following:

(a) the initial consideration of US$330,000,000 (equivalent to HK$2,560,470,000);

(b) plus additional consideration of US$1,200,000 (equivalent to HK$9,311,000) agreed between the Group and Imation pursuant to the pre-closing agreement dated April 28, 2006;

(c) minus shortfall amount of approximately US$28,963,000 (equivalent to HK$224,724,000) which represented the net current assets on completion date (based on the figures extracted from the management accounts of the Disposed Companies as at April 28, 2006 provided by Imation) falling short of US$87,000,000 (equivalent to HK$675,033,000);

(d) plus the earnout amount of US$5,000,000 (equivalent to HK$38,795,000) which represented the minimum earnout amount as provided in the Disposal Agreement;

(e) minus the estimated withholding tax of US$1,500,000 (equivalent to HK$11,638,000) withheld by Imation regarding the disposal; and

(f) minus the expenses incurred in connection with the disposal of approximately HK$174,355,000.

The net consideration calculated above were settled as to cash of US$269,237,000 (equivalent to approximately HK$2,088,442,000) upon the completion and as to US$38,000,000 (equivalent to approximately HK$295,410,000) placed by Imation in an escrow account and earnout amount.

In accordance with the terms of the Disposal Agreement, the Group is entitled to require an adjudication to the shortfall amount of US$28,963,000 (equivalent to HK$224,724,000) which is calculated based on the management account of Disposed Companies as at April 28, 2006 provided by Imation. Subsequent to the balance sheet date, the Group initiates the process of the adjudication to the shortfall amount of US$28,963,000 to Imation and the consideration amount used in the calculation of the gain on disposal of Disposed Business may differ if outcomes from adjudication is finally determined. In the opinion of the directors, the consideration arrived after taking into the above item (a) to (e) will not significantly differ from the amount after the conclusion of adjudication.

29. 非持續業務 *(續)*

非持續業務 *(續)*

根據上述出售協議所載之條款，於計入下列各項後計算之代價淨額為283,266,000美元（相等於約2,197,859,000港元）：

(a) 初步代價330,000,000美元（相等於2,560,470,000港元）；

(b) 根據於二零零六年四月二十八日訂立之交割前協議，本集團及Imation同意增加額外代價1,200,000美元（相等於9,311,000港元）；

(c) 減去不足額約28,963,000美元（相等於224,724,000港元），即完成日期流動資產淨值（根據摘錄自Imation所提供之出售公司於二零零六年四月二十八日之管理賬目之數字計算）與87,000,000美元（相等於675,033,000港元）之間之不足額；

(d) 另加額外金額5,000,000美元（相等於38,795,000港元），即出售協議所訂之最低額外金額；

(e) 減去Imation就出售事項預扣之估計預扣稅1,500,000美元（相等於11,638,000港元）；及

(f) 減去就出售所產生之開支約174,355,000港元。

按上文計算之代價淨額其中269,237,000美元（相等於約2,088,442,000港元）於完成後以現金支付，另外38,000,000美元（相等於約295,410,000港元）由Imation存入託管賬戶及額外金額。

根據出售協議之條款，本集團有權就Imation提供按出售公司於二零零六年四月二十八日管理賬目計算之不足額28,963,000美元（相等於224,724,000港元）而要求判決。於結算日後，本集團就Imation之不足額28,963,000美元提起審裁程序，倘最終作出審裁，其結果可能有別於用以計算出售出售業務收益之代價金額。董事認為計入上述(a)至(e)項所得之代價將不會與審裁結果之金額有重大差異。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

30. ACQUISITION OF SUBSIDIARIES

Acquisition

As explained in note 2, the Group acquired a further 69.5% in the issued share capital of GDI Group for total consideration of HK$751,353,000. This transaction has been accounted for using the purchase method of accounting.

The net assets acquired in the transaction, and the discount on acquisition arising, are as follows:

30. 收購附屬公司

收購事項

誠如附註2所闡述，本集團進一步以總代價751,353,000港元收購群龍集團69.5%已發行股本。此項交易已使用購買會計法入賬。

於交易中收購之資產淨值及所產生之收購折讓如下：

		Acquiree's carrying amount before combination HK$'000 被收購公司於合併前之賬面值 千港元	Fair value adjustments HK$'000 公平價值調整 千港元	Provisional fair value HK$'000 暫時公平價值 千港元
Net assets acquired:	已收購之資產淨值：			
Property, plant and equipment	物業、廠房及設備	105,025	22,727	127,752
Interests in associates	聯營公司權益	461,113	–	461,113
Convertible note from an associate	一間聯營公司之可兌換票據	238,116	–	238,116
Available-for-sale investments	可供銷售投資	98,746	–	98,746
Payments for acquisition of interest in properties	收購物業權益所付之款項	56,295	–	56,295
Other asset	其他資產	229,288	–	229,288
Inventories	存貨	150	–	150
Amounts due from associates	應收聯營公司款項	4,510	–	4,510
Short-term loan receivables	短期應收貸款	369,569	–	369,569
Other receivables, deposits and prepayments	其他應收款項、按金及預付款項	25,757	–	25,757
Conversion options embedded in convertible note from an associate	一間聯營公司之可兌換票據中內在之可兌換權	63,038	–	63,038
Tax recoverable	可收回稅項	126	–	126
Bank balances and cash	銀行結存及現金	93,656	–	93,656
Trade payables, other payables and accrued charges	貿易應付款項、其他應付款項及應計費用	(27,323)	–	(27,323)
Amounts due to related companies	應付有關連公司款項	(208,326)	–	(208,326)
Income tax payables	應付所得稅	(14,125)	–	(14,125)
Obligation under a finance lease	融資租賃承擔	(124)	–	(124)
Deferred tax liabilities	遞延稅項負債	(21,176)	(7,500)	(28,676)
		1,474,315	15,227	1,489,542
Minority interests	少數股東權益			(285,518)
Discount on acquisition	收購折讓			(116,363)
Reclassify from the Group's interest in an associate	由本集團於一間聯營公司之權益重新分類			(331,837)
Revaluation increase in net assets shared by the Group's interest in an associate	本集團於一間聯營公司之權益分佔之資產淨值重估增值			(4,471)
Total consideration	總代價			751,353
Total consideration satisfied by:	總代價支付方式：			
Cash	現金			17,915
Issue of convertible loan notes	發行可兌換貸款票據			687,188
Issue of shares	發行股份			38,733
Expenses incurred for the acquisition	收購產生之開支			7,517
				751,353
Net cash outflow arising on acquisition:	收購產生之現金流出淨額：			
Cash consideration paid	已付現金代價			(17,915)
Cash and cash equivalents acquired	收購之現金及現金等值項目			93,656
Expenses paid for the acquisition	就收購支付之開支			(7,517)
				68,224

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

30. ACQUISITION OF SUBSIDIARIES *(Continued)*

Acquisition *(Continued)*

As part of the consideration for the acquisition of GDI Group, 9,926,228 ordinary shares of the Company with par value of HK$0.01 each and convertible loan notes with principal amount of HK$770,973,000 were issued. The fair value of the ordinary shares of the Company, was determined using the published price available of the date of acquisition, amounted to HK$38,733,000 while the fair value of the convertible loan notes amounted to HK$687,188,000, was determined by the valuation performed by an independent valuer.

The Group's interest in CSHL Remaining Group was reduced to 14.1% upon completion of CSHL Disposal on May 19, 2006. The Group also held 29.4% interest in GDI Group upon completion of the CSHL Disposal and CSHL Reorganization. A gain on disposal of interest in CSHL Remaining Group of HK$5,037,000 was recognized in condensed consolidated income statement during the period.

The discount on acquisition of HK$116,363,000 were mainly attributable to the difference between the principal amount of convertible loan notes of HK$770,973,000 determined as at agreement date and its fair value as at date of acquisition amounted to HK$687,188,000. The initial accounting for the above acquisition has been determined provisionally, awaiting the receipt of professional valuation in relation to certain underlying assets and liabilities of GDI Group. Hence, the discount on acquisition may be subject to further changes upon finalisation of initial accounting.

The convertible loan notes are classified separately into liability and equity components on initial recognition. On initial recognition, the fair value of the liability component is determined using the prevailing market interest of similar non-convertible debts. The difference between the fair value of the convertible loan notes and the fair value assigned to the liability component, representing the embedded call option for the holder to convert the loan notes into equity, is included in equity (convertible loan notes reserve).

GDI Group contributed revenue of HK$895,997 to the Group's turnover revenue and loss of HK$17,600,000 to the Group's profit for the period between the date of acquisition and the balance sheet date. The directors are of the view that it is impracticable to disclose the revenue and the result of GDI Group for the period from April 1, 2006 to September 30, 2006 as if the acquisition had been effected at the April 1, 2006 since such financial information was not provided by the GDI Group.

30. 收購附屬公司 *(續)*

收購事項 *(續)*

作為收購群龍集團代價之一部分，已發行本公司每股面值0.01港元之9,926,228股普通股及本金額為770,973,000港元之可兌換貸款票據。本公司普通股之公平價值達38,733,000港元，乃利用收購當日可公開查閱之價格釐定。可兌換貸款票據之公平價值687,188,000港元乃按獨立估值師進行之估值釐定。

中策出售事項於二零零六年五月十九日完成後，本集團於中策餘下集團中之權益減少至14.1%。中策出售事項及中策重組完成後，本集團亦持有群龍集團29.4%權益。出售中策餘下集團之收益5,037,000港元已於期內在簡明綜合收益表內確認。

收購折讓116,363,000港元主要屬於協議簽訂之日釐定之可兌換貸款票據本金額770,973,000港元與其於收購日之公平價值687,188,000港元間之差額。上述收購事項已臨時選定其初步會計方式，惟有待接收有關群龍集團若干相關資產及負債之專業估值。因此，收購折讓可能須待落實初步會計方式時作進一步調整後，方可作實。

可兌換貸款票據於初步確認時，分別歸類入負債及權益部份。於初步確認時，負債部份之公平價值乃按類似非可兌換債券之現行市場息率釐定。發行可兌換貸款票據所得款項與歸入負債部份之公平價值之差額(代表持有人將貸款票據兌換為權益之內置可兌換期權)計入權益(可兌換貸款票據儲備)。

群龍集團為本集團之營業額收益帶來895,997港元收益，並令本集團由收購日起至結算日止期間之溢利減少17,600,000港元。董事認為，由於群龍集團並無提供其自二零零六年四月一日起至二零零六年九月三十日止期間之收益及業績(猶如收購事項已於二零零六年四月一日生效)，因此，披露有關財務資料並不可行。

Notes to the Condensed Consolidated Financial Statements
簡明綜合財務報表附註

For the six months ended September 30, 2006 截至二零零六年九月三十日止六個月

31. RELATED PARTY DISCLOSURES

(a) Related party transactions

During the period, the Group entered into the following transactions with related party:

		Six months ended September 30, 截至九月三十日止六個月	
		2006 *HK$'000* 二零零六年 *千港元*	2005 *HK$'000* 二零零五年 *千港元*
Substantial shareholder and its associates:	主要股東及其聯繫人士：		
Interest paid and payable by the Group *(note a)*	本集團已付及應付之利息 *(附註a)*	36,015	11,306
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息 *(附註a)*	16,266	8,915
Associates:	聯營公司：		
Management fee income *(note b)*	管理費收入 *(附註b)*	1,723	1,428
Rental expenses *(note c)*	租金開支 *(附註c)*	1,685	436

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

b. The transactions were determined based on terms mutually agreed by the parties concerned.

c. The transactions were carried out at terms in accordance with the agreement entered into between the relevant parties.

(b) Related party balances

Details of balances with related parties at the balance sheet date are set out in the condensed consolidated balance sheet.

(c) Compensation of key management personnel

The remuneration of directors and key executives of the Group is determined by the remuneration committee, having regard to the performance of individuals and market trends, amounted to approximately HK$2,347,000 (2005: HK$2,244,000).

31. 有關連人士披露

(a) 有關連人士交易

期內，本集團與有關連人士進行以下交易：

附註：

a. 向／由本集團墊支之貸款及本集團應付／應收之款項均為無抵押，按當時市場利率計息及根據其各自貸款協議（若有）所述年期償還。

b. 該等交易乃根據有關雙方同意之條款釐定。

c. 該等交易乃根據有關各方訂立之協議條款進行。

(b) 有關連人士結餘

有關於結算日之有關連人士結餘詳情載於簡明綜合資產負債表。

(c) 主要管理人員酬金

本集團董事及主要行政人員之酬金乃由薪酬委員會按個人表現及市場趨勢釐定，酬金約為2,347,000港元（二零零五年：2,244,000港元）。


HANNY
VISIONS AHEAD

REGISTERED OFFICE
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Tel : (852) 2372 0722
Fax : (852) 2304 4236


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

Date: 2 January 2007

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the joint announcement of the Company and ITC Corporation Limited dated 29 December 2006 regarding the termination of the issue and the subscription of the notes of the Company for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

p.p. Florence Kam
Company Secretary
/vw
Encl.

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)





HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 275)

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

TERMINATION OF THE ISSUE AND THE SUBSCRIPTION OF HANNY NOTES

On 29th December, 2006, Hanny and each of ITC and the Other Subscribers entered into an agreement to terminate the ITC Subscription Agreement and the other Subscription Agreements.

On the same date, Hanny and CEL entered into an agreement to terminate the CEL Note Subscription Agreement.

Reference is made to the joint announcements dated 6th July, 2006 (the "Announcement") and 2nd August, 2006 issued by Hanny and ITC in relation to, among other things, the proposed issue by Hanny of the Hanny Notes (1% convertible exchangeable notes due 2011) with an aggregate principal amount of US$150 million whereby ITC is one of the subscribers subscribing for the Hanny Notes with a principal amount of US$75 million. The issue of the Hanny Notes by Hanny constitute a connected and a possible major transaction for Hanny, and the subscription by ITC of the Hanny Notes constitute a major transaction and a possible very substantial acquisition for ITC under the Listing Rules. Terms used herein shall have the same meanings as those defined in the Announcement unless the context requires otherwise.

TERMINATION OF THE CEL NOTE SUBSCRIPTION

As disclosed in the Announcement, the net proceeds of approximately US$149 million raised from the Subscription were expected to be used by the Hanny Group as to US$100 million for the subscription of the CEL Notes and as to US$49 million for working capital and future development purposes. The net proceeds of approximately US$99 million from the issue of the CEL Notes were in turn expected to be used by the CEL Group to acquire investment properties in the PRC. At the time of the negotiation of the Subscription Agreements, CEL was considering a number of opportunities including a redevelopment site in Beijing and a commercial/office/hotel building in Guangzhou. Subsequent to the entering into of the Subscription Agreements, CEL informed Hanny that the negotiations in respect of the aforesaid projects did not proceed satisfactorily and the projects did not materialise. It also has not identified any other suitable property projects in the PRC for the time being which may otherwise utilize the proceeds from the CEL Note Subscription. In light of these, Hanny does not consider it desirable to proceed with the CEL Note Subscription. Hanny and CEL therefore mutually agreed to terminate the CEL Note Subscription Agreement, and an agreement was entered into between Hanny and CEL on 29th December, 2006 to this effect.

TERMINATION OF THE SUBSCRIPTION

In light of the above development, Hanny does not consider there is an imminent need for new funds and the Subscribers do not consider it desirable to proceed with the Subscription. Accordingly, Hanny and each of ITC and the Other Subscribers also entered into an agreement on 29th December, 2006 to terminate the respective Subscription Agreements.

EFFECTS OF THE TERMINATION AGREEMENTS

Neither party shall have any further rights or claims against, or obligations to the other party, and each party fully and effectually releases and discharges absolutely the other party from all duties, obligations, claims and liabilities arising out of or in respect of each of the Subscription Agreements and the CEL Note Subscription Agreement.

Having considered the fact that the property projects of CEL did not materialise as originally expected as described above, the respective directors of Hanny and ITC (including their independent non-executive Directors) considered the termination of the issue and subscription of the Hanny Notes is in the interest of Hanny, ITC and their respective shareholders. Neither ITC nor Hanny considers the termination of the Subscription and the CEL Note Subscription would have any material adverse effect on ITC or Hanny and Hanny's working capital position.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

As at the date of this announcement, the directors of ITC are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Ms. Chau Mei Wah, Rosanna
(Deputy Chairman & Managing Director)
Mr. Chan Kwok Hung
Mr. Chan Fut Yan
Mr. Cheung Hon Kit

Independent Non-executive Directors:
Mr. Chuck, Winston Calptor
Mr. Lee Kit Wah
Hon. Shek Lai Him, Abraham, *JP*

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

By order of the board
ITC CORPORATION LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 29th, December, 2006



HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：275)

ITC
ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：372)

終止發行及認購錦興票據

二零零六年十二月二十九日，錦興分別與德祥及其他認購人訂立協議，終止德祥認購協議及其他認購協議。

同日，錦興及CEL訂立協議，終止CEL票據認購協議。

謹此提述錦興及德祥日期為二零零六年七月六日（「該公佈」）及二零零六年八月二日發表的聯合公佈。該等聯合公佈載述（其中包括）錦興建議發行本金總額150,000,000美元的錦興票據（二零一一年到期1%可兑換可交換票據），而德祥為其中一名認購人，認購本金額75,000,000美元的錦興票據。根據上市規則，錦興發行錦興票據構成錦興的關連及可能主要交易，而德祥認購錦興票據構成德祥的主要交易及可能非常重大收購。除非文義另有所指，本公佈所用詞彙與該公佈所界定者具有相同涵義。

終止CEL票據認購事項

誠如該公佈所披露，錦興集團擬將認購事項所得款項淨額約149,000,000美元其中100,000,000美元用作認購CEL票據，而另外49,000,000美元則作為營運資金及未來發展之用。CEL集團則計劃將發行CEL票據所得款項淨額約99,000,000美元用作收購中國投資物業。於磋商訂立認購協議時，CEL正考慮多個商機，包括位於北京的重建地盤以及位於廣州一幢集商用／辦公室／酒店用途之樓宇。訂立認購協議後，CEL向錦興表示，上述項目的磋商進展未如理想，而有關項目並無落實進行。CEL目前亦未有確定動用CEL票據認購事項所得款項的任何其他合適中國物業項目。基於上述理由，錦興認為不宜進行CEL票據認購事項。因此，錦興及CEL雙方同意終止CEL票據認購協議，並於二零零六年十二月二十九日就此訂立協議。

終止認購事項

基於上述發展，錦興認為並無籌集新資金的即時需要，而認購人認為不宜進行認購事項。因此，錦興亦分別與德祥及其他認購人於二零零六年十二月二十九日訂立協議，終止各自的認購協議。

終止協議的影響

各方對其他各方再無任何其他權利或責任，亦不得提出申索，而各方全面有效免除及解除其他各方因各認購協議及CEL票據認購協議或就該等協議產生的一切責任、承擔、申索及責任。

基於上文所述CEL的物業項目並無按原來預期落實，錦興及德祥各自的董事（包括彼等之獨立非執行董事）認為終止發行及認購錦興票據符合錦興、德祥及彼等各自股東的利益。德祥及錦興認為終止認購事項及CEL票據認購事項對德祥或錦興及錦興的營運資金不會有任何重大不利影響。

於本公佈日期，錦興的董事如下：

執行董事：	獨立非執行董事：
陳國強博士（主席）	郭嘉立先生
Yap, Allan博士（董事總經理）	黃景霖先生
呂兆泉先生（副董事總經理）	冼志輝先生

於本公佈日期，德祥的董事如下：

執行董事：	獨立非執行董事：
陳國強博士（主席）	卓育賢先生
周美華女士（副主席兼董事總經理）	李傑華先生
陳國鴻先生	石禮謙先生，太平紳士
陳佛恩先生	
張漢傑先生	

承董事會命
錦興集團有限公司
主席
陳國強博士

承董事會命
德祥企業集團有限公司
主席
陳國強博士

香港，二零零六年十二月二十九日

* 僅供識別


HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006

INTERIM RESULTS

The Board of Directors of Hanny Holdings Limited ("the Company") is pleased to announce the unaudited condensed financial statements of the Company and its subsidiaries (the "Group") for the six months ended September 30, 2006 together with comparative figures for the corresponding period in 2005 as follow:

Condensed Consolidated Income Statement
For the six months ended September 30, 2006

	NOTES	Six months ended September 30, 2006 HK$'000 (Unaudited)	2005 HK$'000 (Unaudited)
Continuing Operations			
Turnover	3	88,321	237,632
Cost of sales		(87,606)	(214,606)
Gross profit		615	43,026
Other income		48,551	36,944
Change in fair value of conversion options embedded in convertible notes		(185,111)	15,568
Change in fair value of conversion options embedded in convertible notes from an associate		(19,113)	-
Change in fair value of convertible note designated at fair value through profit or loss		5,579	-
Change in fair value of investment property		9,000	-
Change in fair value of investments held-for-trading		(1,259)	(18,461)
Discount on acquisition of subsidiaries		116,363	-
Impairment loss on goodwill		(4,621)	-
Impairment loss on goodwill arising on acquisition of an associate		-	(14,391)
Impairment loss on available-for-sale investments		(28,888)	-
(Loss) gain on disposal of subsidiaries		(609)	4,276
Gain on disposals/dilution of interests in associates		5,897	-
Distribution and selling expenses		(17)	(2,415)
Administrative expenses		(44,757)	(38,214)
Finance costs		(38,886)	(21,259)
Share of results of associates		(32,122)	(24,126)
Loss before income tax		(141,378)	(19,052)
Income tax credit	4	971	-
Loss for the period from continuing operations		(140,407)	(19,052)
Discontinued Operations			
Profit for the period from discontinued operations		1,480,522	67,085
Profit for the period	5	1,340,115	48,033
Attributable to:			
Equity holders of the Company		491,398	16,388
Minority interests		848,717	31,645
		1,340,115	48,033
Distributions	6	15,027	13,418
Earnings (loss) per share	7		
From continuing and discontinued operations			
- Basic		HK201.84 cents	HK7.33 cents
- Diluted		HK152.05 cents	HK6.72 cents
From continuing operations			
- Basic		HK(55.55) cents	HK(8.23) cents
- Diluted		N/A	N/A

Condensed Consolidated Balance Sheet
At September 30, 2006

	September 30, 2006 HK$'000 (Unaudited)	March 31, 2006 HK$'000 (Audited)
Non-current Assets		
Property, plant and equipment	149,445	38,567
Investment properties	142,000	133,000
Goodwill	-	6,621
Interests in associates	714,441	616,871
Conversion options embedded in convertible notes	54,089	231,509
Convertible note from an associate	242,025	-
Conversion options embedded in convertible note from an associate	43,925	-
Loan to an associate	1,331	1,331
Available-for-sale investments	922,723	534,045
Deposits paid for acquisition of subsidiaries	58,000	-
Deposits for acquisition of long-term investments	190,175	190,175
Payments for acquisition of interest in properties	57,149	-
Club debentures	3,595	3,595
	2,578,898	1,755,714
Current Assets		
Inventories	4,429	8,553
Other asset	229,288	-
Trade and other receivables	343,516	39,730
Available-for-sale investments	-	73,500
Investments held for trading	453,856	421,997
Convertible notes designated at fair value through profit or loss	106,413	-
Short-term loan receivables	494,288	20,162
Short-term loan receivables from related companies	38,485	159,559
Loan to associates	15,492	-
Margin loan receivables	8,379	18,680
Amounts due from associates	3,459	2,623
Tax recoverable	683	923
Pledged bank deposits	-	19,966
Bank balances and cash	61,725	6,514
	1,752,013	792,207
Assets classified as held for sale	-	1,645,259
	1,752,013	2,437,466
Current Liabilities		
Trade and other payables	188,097	358,856
Margin loan payables	1,304	153
Bills payable	-	422
Tax payable	30,659	33,364
Borrowings - due within one year	407,745	591,629
Obligations under finance leases - due within one year	26	-
Bank overdrafts	19,524	33,187
	647,348	1,017,511
Liabilities directly associated with assets classified as held for sale	-	854,328
	647,348	1,871,839
Net Current Assets	1,104,665	565,627
Total Assets Less Current Liabilities	3,675,563	2,321,341
Non-current Liabilities		
Borrowings - due after one year	86,025	95,693
Obligations under finance leases - due after one year	89	-
Convertible loan notes	639,117	-
Deferred tax liabilities	34,775	6,325
	760,006	102,018
	2,915,557	2,219,323
Capital and Reserves		
Share capital	2,525	2,372
Reserves	2,348,351	1,866,517
Equity attributable to equity holders of the Company	2,350,876	1,868,889
Minority interests	564,681	350,434
	2,915,557	2,219,323

Notes To Condensed Consolidated Financial Statements
For the six months ended September 30, 2006

1. **BASIS OF PREPARATION**

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. **PRINCIPAL ACCOUNTING POLICIES**

The condensed consolidated financial statements have been prepared under the historical cost basis except for investment properties and certain financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended March 31, 2006. In addition, the Group adopted the following accounting policies for certain financial instruments acquired or issued by the Group during the period:

Financial assets designated at fair value through profit and loss

Convertible loan notes

The Group has not early applied the following new standard, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standard, amendment or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKFRS 7	Financial Instruments: Disclosures[1]
HK(IFRIC) - INT 8	Scope of HKFRS 2[2]
HK(IFRIC) - INT 9	Reassessment of Embedded Derivatives[3]
HK(IFRIC) - INT 10	Interim Financial Reporting and Impairment[4]

[1] *Effective for annual periods beginning on or after January 1, 2007*
[2] *Effective for annual periods beginning on or after May 1, 2006*
[3] *Effective for annual periods beginning on or after June 1, 2006*
[4] *Effective for annual periods beginning on or after November 1, 2006*

3. **SEGMENT INFORMATION**

The Group is currently organized into four business segments, namely (i) trading of non-"Memorex" computer related products; (ii) trading of securities; (iii) property development and trading and (iv) sand mining business.

Six months ended September 30, 2006

	Continuing operations: Trading of non-"Memorex" computer related products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Sand mining HK$'000	Sub-total HK$'000	Discontinued operations: Trading of computer related products under "Memorex" HK$'000	Trading of consumer electronic products HK$'000	Sub-total HK$'000	Consolidated HK$'000
Turnover	[illegible]	78,407	-	596	88,321	279,443	9,819	289,223	377,474
Segment results	(2,494)	2,514	-	(54)	(34)	(73,650)	1,370	(72,280)	(72,300)
Interest income					90,069			41	[illegible]
Unallocated corporate income					9,483			-	9,483
Unallocated corporate expenses					(44,125)			-	(44,125)
Change in fair value of conversion options embedded in convertible notes					(185,111)			-	(185,111)
Change in fair value of conversion options embedded in convertible notes from an associate					(19,113)			-	(19,113)
Change in fair value of convertible note designated at fair value through profit or loss					5,579			-	5,579
Change in fair value of investment held-for-trading					(1,259)			-	(1,259)
Increase in fair value of investment property					9,000			-	9,000
Finance costs					(38,886)			(667)	(39,553)
Share of results of associates					(32,122)			-	(32,122)
Discount on acquisition of subsidiaries					116,363			-	116,363
Impairment loss on goodwill					(4,621)			-	(4,621)
Impairment loss on available-for-sale investments					(28,888)			-	(28,888)
Loss on disposal of subsidiaries					(609)			-	(609)
Gain on disposals/dilution of interest in associates					5,897			-	5,897
Loss before income tax					(141,378)			(72,889)	(214,267)
Income tax credit					971			26,339	27,310
Gain on disposal of Discontinued Business					-			1,527,067	1,527,067
(Loss) profit for the period					(140,407)			1,480,522	1,340,115

Six months ended September 30, 2005

	Continuing operations: Trading of non-"Memorex" computer related products HK$'000	Trading of securities HK$'000	Property development and trading HK$'000	Sub-total HK$'000	Discontinued operations: Trading of computer related products under "Memorex" HK$'000	Trading of consumer electronic products HK$'000	Sub-total HK$'000	Consolidated HK$'000
Turnover	20,897	115,975	121,000	257,872	1,872,968	659,064	2,544,992	2,802,124
Segment results	(11,621)	(1,694)	(6,791)	14,464	194,600	15,134	113,724	127,145
Interest income				20,066			670	20,736
Unallocated corporate income				16,871			-	16,871
Unallocated corporate expenses				(11,064)			-	(11,064)
Change in the fair value of conversion options embedded in convertible notes				15,568			-	15,568
Change in fair value of investment held-for-trading				(18,461)			-	(18,461)
Finance costs				(21,259)			(2,881)	(24,140)
Share of results of associates				(24,126)			-	(24,126)
Impairment loss on goodwill arising on acquisition of an associate				(14,391)			-	(14,391)
Gain on disposal of subsidiaries				4,276			-	4,276
(Loss) profit before income tax				(19,052)			115,506	96,454
Income tax charge				-			(48,421)	(48,421)
(Loss) profit for the period				(19,052)			67,085	48,033

4. **INCOME TAX CREDIT**

	Continuing operations Six months ended September 30, 2006 HK$'000	2005 HK$'000	Discontinued operations Six months ended September 30, 2006 HK$'000	2005 HK$'000	Consolidated Six months ended September 30, 2006 HK$'000	2005 HK$'000
The credit (charge) comprises:						
Profit tax:						
Hong Kong Profits Tax	(125)	-	-	-	(125)	-
Overseas	1,083	-	-	(51,926)	1,083	(51,926)
Deferred tax:						
Current period credit	13	-	26,335	3,498	26,348	3,498
	971	-	26,335	(48,428)	27,306	(48,428)

Income tax arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax was made for the period ended September 30, 2005 as the assessable profit of subsidiaries operated in Hong Kong was wholly absorbed by tax losses brought forward.

5. **PROFIT FOR THE PERIOD**

	Continuing operations Six months ended September 30, 2006 HK$'000	2005 HK$'000	Discontinued operations Six months ended September 30, 2006 HK$'000	2005 HK$'000	Consolidated Six months ended September 30, 2006 HK$'000	2005 HK$'000
Profit for the period has been arrived at after charging (crediting):						
Allowance for (written back of) bad and doubtful debts	4,479	2,261	11,878	(593)	16,357	1,668
Amortisation of trademark licences and patent (included in administrative expenses)	-	-	-	403	-	403
Impairment loss on goodwill (note)	4,621	-	-	-	4,621	-
Depreciation and amortisation of property, plant and equipment	4,603	1,321	1,027	5,145	5,630	6,466
Share of income tax of associates (included in share of results of associates)	1,330	1,029	-	-	1,330	1,029
Exchange (gain) losses	(7,742)	2,913	(5,133)	8,798	(12,875)	11,711
Interest income	(89,069)	20,066	(47)	(670)	(89,116)	20,736
Net realised gain on investments held-for-trading:						
Proceed on sale of investments (included in turnover)	(79,487)	(113,935)	-	-	(79,487)	(113,935)
Less: Cost of securities sold (included in cost of sales)	77,041	92,347	-	-	77,041	92,347
	(2,446)	(21,588)	-	-	(2,446)	(21,588)

Note: The impairment loss on goodwill represents full amount of goodwill arising on acquisition of Rapid Growth Limited in prior years, a subsidiary engaged in the business of property investment.

6. **DISTRIBUTIONS**

	2006 HK$'000	2005 HK$'000
Final, paid - HK6 cents per share for 2006, with a scrip option (2005: HK6 cents per share)	15,027	13,418

The directors have resolved to declare an interim dividend of HK3 cents per share in cash with scrip option (2005: HK4 cents with scrip option) should be paid to shareholders of the Company whose name appear on the Register of Members of the Company on January 16, 2007.

On July 28, 2006, a dividend of HK6 cents per share was declared to shareholders as a final dividend for the year ended March 31, 2006, amounting to HK$15,027,000.

On July 22, 2005, a dividend of HK6 cents per share was declared to shareholders as a final dividend for the year ended March 31, 2005, amounting to HK$13,418,000.

Cash and share dividends were offered in respect of the 2005 final and 2006 final dividends. These cash and share dividends were as follows:

	2006 HK$'000	2005 HK$'000
Dividend		
- Cash	7,758	13,418
- Share alternative	7,269	-
	15,027	13,418

7. **EARNINGS (LOSS) PER SHARE**

(i) *From continuing and discontinued operations*

The calculation of the basic and diluted earnings per share is from continuing and discontinued operations based on the following data:

	Six months ended September 30, 2006 HK$'000	2005 HK$'000
Earnings:		
Earnings for the period attributable to equity holders of the Company for the purpose of basic earnings per share	491,398	16,388
Interest on convertible loan notes	11,667	N/A
Earning for the period attributable to equity holders of the parent for the purposes of diluted earning per share	503,065	16,388

	2006 '000	2005 '000
Number of shares		
Weighted average number of ordinary shares for the purpose of basic earnings per share	243,451	223,621
Effect of dilutive potential ordinary shares		
- Share options	1,746	20,311
- Convertible loan notes	85,664	N/A
Weighted average number of ordinary shares for the purpose of diluted earnings per share	330,861	243,932

(II) From continuing operations

The calculation of the basic earnings per share from continuing operations attributable to equity holders of the Company for the period is based on the following data:

	Six months ended September 30, 2006 HK$'000	2005 HK$'000
Earnings (loss)		
Profit for the period attributable to equity holders of the Company	491,398	19,383
Less: Profit for the period from discontinued operations attributable to equity holders of the Company	(626,636)	(30,322)
Loss for the purpose of basic earning per share from continuing operations	(135,238)	(13,934)

No diluted earnings per share has been presented as the exercise of share options and the conversion of convertible loan notes would result in a decrease in loss per share from continuing operations.

The denominators used are the same as those for continuing and discontinued operations.

The above has not accounted for the conversion of the convertible note issued by the associate since such conversion is anti-dilutive.

INTERIM DIVIDEND

The directors have resolved to declare an interim dividend of HK5 cents per share in cash with scrip option for the six months ended September 30, 2006 (2005: HK4 cents) to those shareholders whose names appear on the Register of Members of the Company on January 16, 2007. The relevant dividend warrants and/or share certificates will be despatched to the shareholders on or around February 13, 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, January 15, 2007 to Tuesday, January 16, 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the interim dividend, all completed share transfer forms accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, January 12, 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

Results and financial review

Results

For the period ended September 30, 2006, the Group's unaudited consolidated profit before minority interests was HK$1,340.1 million (9/30/2005: HK$48.0 million), which comprised of profit after operating income and expenses from continuing operations of HK$24.3 million (9/30/2005: HK$39.3 million, as restated), increase in fair value of convertible note designated at fair value through profit or loss of HK$5.5 million (9/30/2005: Nil), increase in fair value of investment properties of HK$9.0 million (9/30/2005: Nil), discount on acquisition of subsidiaries of HK$116.3 million (9/30/2005: Nil), net gain on disposals/dilution of interests in associates of HK$5.1 million (9/30/2005: Nil), income tax credit from continuing operations of HK$0.9 million (9/30/2005: Nil) and profit from discontinued operations of HK$1,480.5 million (9/30/2005: HK$67.0 million), but reduced by decrease in fair value of conversion options embedded in convertible notes of HK$185.1 million (9/30/2005: increase of HK$15.6 million), decrease in fair value of conversion options embedded in convertible notes from an associate of HK$19.1 million (9/30/2005: Nil), decrease in fair value of investment in held-for-trading of HK$1.2 million (9/30/2005: HK$18.4 million), impairment loss on goodwill of HK$6.6 million (9/30/2005: Nil), impairment loss on available-for-sale investments of HK$28.0 million (9/30/2005: Nil), loss on disposal of subsidiaries of HK$0.6 million (9/30/2005: gain of HK$4.3 million), finance costs of HK$38.8 million (9/30/2005: HK$21.3 million, as restated), share of net losses of associates of HK$22.1 million (9/30/2005: HK$24.1 million). While there was an impairment loss on goodwill arising on acquisition of an associate of HK$14.4 million for the period ended September 30, 2005, there was no such item for the period ended September 30, 2006.

Segment Results

During the period, the Group experienced a decline in growth as well as gross profit margin. This deterioration was mainly due to the disposal of the entire "trading of computer related products" and "trading of consumer electronic products" segments (Disposal of assets of Memorex International Inc. ("MII")). The disposal was completed on April 28, 2006. Accordingly, the turnover and results relating to MII were classified as "Discontinued Operations" for both the current and last periods.

For trading of computer related products, segment turnover amounted to HK$237.2 million for the period, decreasing by HK$1,661.6 million (87.5%) from the same interim period in 2005 and segment loss recorded HK$75.9 million, decreasing by HK$165.4 million (over 100%) from 2005.

For trading of consumer electronic products, segment turnover amounted to HK$59.8 million, decreasing by HK$611.1 million (over 100%) from the same interim period in 2005 and segment result recorded HK$51.1 million, decreasing by HK$12.0 million (over 100%) from 2005.

For trading of securities, segment turnover amounted to HK$79.4 million, decreasing by HK$34.5 million (30.2%) from the same interim period in 2005 and segment result recorded HK$2.5 million, decreasing by HK$16.1 million (over 100%).

For property development and trading, there was no segment turnover for the interim period, decreasing by HK$118.8 million (100%) from interim period 2005 and so was segment result, decreasing by HK$10.7 million (100%).

During the period, land mining segment was included as a result of the acquisition of an interest in Group Dragon Investments Limited ("GDI"), with segment turnover of HK$0.9 million and segment loss of HK$0.5 million.

Nevertheless, the disposal contributed HK$1,527.1 million to the results of the Group for the period which critically increased from HK$48.0 million for the period ended September 30, 2005 to HK$1,340.1 million for the period. The Group also disposed of certain of its subsidiaries and associates during the period with a net gain of HK$4.5 million while a gain of HK$4.2 million was resulted from disposals during the period ended September 30, 2005. From acquisition of GDI, a discount on acquisition of subsidiaries of HK$116.3 million was resulted. The Group had increased in fair value of investment properties of HK$9.0 million and fair value of convertible notes designated at fair value through profit or loss by HK$5.5 million. Decrease in fair value of investment in held-for-trading decreased by HK$17.2 million as compared to the interim period 2005. There was an income tax credit from continuing operations during the period of HK$0.9 million. Furthermore, there was an impairment loss on goodwill arising on acquisition of an associate of HK$14.4 million during the period ended September 30, 2005 while there was nil during the period. The Group suffered less net losses under "Share of results of associates" during the period of HK$2.0 million. Operating income from continuing operations dropped from HK$39.3 million for the period ended September 30, 2005 to an operating income of HK$24.3 million for the period.

However, such contributions were reduced by the decrease in fair value of conversion options embedded in convertible notes of HK$200.6 million as compared to the interim period 2005. Profit from discontinued operations dropped from HK$67.1 million for the period ended September 30, 2005 to a loss of HK$46.6 million for the period. Finance costs incurred increased by HK$17.6 million owing to the coupon interest in relation to the issue of convertible notes by the Company during the period. In addition, there were impairment loss on available-for-sale investments of HK$28.0 million, decrease in conversion options embedded in convertible notes from an associate of HK$19.1 million and impairment loss on goodwill of HK$6.6 million during the period.

Investment in Convertible Notes

During the period, the Group acquired four unlisted convertible notes issued by companies listed on the Stock Exchange for an aggregate consideration of HK$389.0 million in addition to the existing three convertible notes acquired during the year ended March 31, 2006. A convertible note from an associate and convertible notes of an aggregated amount of HK$305.0 million were acquired on acquisition of GDI during the period, with a decrease in fair value of HK$19.1 million. The aggregate fair value decrease of HK$185.1 million in respect of the conversion option element and increase of HK$5.9 million in respect of the debt element were recognized in profit and loss and reserves, respectively. An aggregate of HK$155.3 million was converted into available-for-sale investments during the period. In addition, the aggregate fair value increase in respect of two of the newly acquired convertible notes designated at fair value through profit or loss and accrued interest income of HK$5.5 million and HK$1.0 million were recognized in profit and loss.

Liquidity

Bank and cash balances at September 30, 2006 increased significantly to HK$61.7 million (3/31/2006: HK$26.5 million), accounting for 2.1% (3/31/2006: 1.4%) of the net tangible asset value of the Group. Such dramatic increase was mainly attributable to the reclassification of bank and cash balances of HK$26.0 million to "assets classified as held for sale" as at March 31, 2006. The cash was mainly used for daily operations and investments in financial instruments during the period. The current ratio of the Group at September 30, 2006 was 2.71 (3/31/2006: 1.43).

Financial Review

The current assets of the Group at September 30, 2006 decreased by HK$685.4 million (28.1%) to HK$1,752.0 million (3/31/2006: HK$2,437.4 million, as restated).

Such decrease was mainly attributable to the decrease in inventories of HK$4.1 million, available-for-sale investments of HK$73.5 million, short-term loan receivables from related companies of HK$129.1 million, margin loan receivables of HK$10.2 million at period end as compared to the previous year. Furthermore, assets classified as held for sale of HK$1,645.2 million as at March 31, 2006 were disposed of during the period. Such decrease outweighed the increase in other asset of HK$229.2 million, trade and other receivables of HK$283.7 million, investments held for trading of HK$31.8 million, convertible notes designated at fair value through profit or loss of HK$106.4 million, short-term loan receivables of HK$474.1 million, loans to associates of HK$15.5 million, amounts due from associates of HK$0.8 million and bank balances and cash of HK$35.2 million.

Other asset of HK$229.2 million as at September 30, 2006 arose from the acquisition of GDI during the period.

Inventories decreased from HK$8.6 million as at March 31, 2006 to HK$4.4 million as at September 30, 2006. Such decrease was mainly attributable to the disposal of the trading of computer related products and trading of consumer electronic products segments as mentioned in the aforesaid "Segment results".

Trade and other receivables increased from HK$59.7 million as at March 31, 2006 to HK$343.5 million as at September 30, 2006. Such drastic increase was mainly attributable to the receivable of HK$305.2 million from an acquirer of the Group's former subsidiaries. The number of days for debtors turnover decreased from 39 days last year to 24 days in current period as a result of the disposal of the trading of computer related products and trading of consumer electronic products segments as mentioned in the aforesaid "Segment results".

Short-term loan receivables, short-term loan receivables from related companies and loans to associates increased from HK$179.7 million as at March 31, 2006 to HK$540.2 million as at September 30, 2006. Such increase was mainly attributable to a number of loan agreements entered into with third parties for an aggregate principal amount of HK$371.8 million during the period. An aggregate amount of short-term loan receivables of HK$382.8 million was included on acquisition of GDI during the period, with a post-acquisition interest receivable of HK$7.4 million and provision for loan receivable of HK$12.8 million. During the period, an aggregate amount of HK$388.7 million was repaid.

Deposit for acquisition of interest in properties of HK$57.1 million were included in the Group on acquisition of GDI during the period. Deposits for acquisition of subsidiaries of HK$50.0 million was made during the period.

Trade and other payables decreased from HK$358.8 million as at *March 31, 2006 to HK$198.3 million* as at September 30, 2006. Such decrease was mainly attributable to the decrease in trade payables of HK$338.1 million as a result of the disposal of the trading of computer related products and trading of consumer electronic products segments as mentioned in the aforesaid "Segment results". The number of day for creditors turnover decreased from 44 days in 2005 to 21 days in current period.

At September 30, 2006, total borrowings of the Group amounted to HK$1,152.5 million (3/31/2006: HK$720.5 million), of which HK$725.2 million (3/31/2006: HK$93.7 million) were not repayable within one year. The borrowings included bank and other borrowings of HK$493.7 million (3/31/2006: HK$687.3 million), overdrafts of HK$19.6 million (3/31/2006: HK$33.2 million). In addition, there were convertible notes payable of HK$639.1 million as at September 30, 2006. The increase in borrowings was mainly due to the issue of convertible notes by the Company of HK$770.9 million of which an amount attributable to the equity component of the convertible notes of HK$143.4 million was classified under reserves. New borrowings totalling HK$63.0 million were obtained during the period for the purposes of investment and daily operation. Repayment of HK$311.5 million was made during the period. Furthermore, an amount of HK$7.2 million was excluded from the Group as a result of disposal of a subsidiary in May 2006. Overdrafts decreased by HK$13.6 million as compared to March 31, 2006.

Interests in associates

The increase in balance from HK$616.9 million as at March 31, 2006 to HK$714.4 million as at September 30, 2006 was mainly due to the disposal of the Group's 15.3% interest in China Strategic Holdings Limited ("CSHL") and interests in certain associates, and acquisition of GDI which contributed an aggregate amount of HK$390.1 million and HK$483.8 million, respectively. During the period, the Group had shared losses and decrease in reserves of associates of HK$22.1 million and HK$0.7 million, respectively, and currency translation reserve of HK$4.2 million. In addition, an amount of HK$30.8 million was classified as "assets classified as held for sale" as at March 31, 2006.

Pledge of assets

At September 30, 2006, certain assets of the Group amounting to HK$235.4 million (3/31/2006: HK$1,430.0 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at September 30, 2006 significantly increased to 39.5% (3/31/2006: 38.6%) owing to the increase in bank and other borrowings and issue of convertible notes payable during the period to finance the Group's investments.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollar. The risk of foreign exchange fluctuation has not been significant to the Group. Interest rates of bank and other loans are at Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts.

Contingent liabilities

As at September 30, 2006, the Group had guarantee given to a bank in respect of banking facilities utilized by a third party of HK$27.0 million. The Group also shared from an associate's contingent liabilities in relation to guarantees given to banks in respect of bank facilities amounted to HK$0.1 million (3/31/2006: guarantees given to banks and other guarantees amounted to HK$11.5 million).

Employees and remuneration policies

As at September 30, 2006, there were approximately 84 staff members (3/31/2006: 500) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, a mandatory provident fund scheme, medical insurance and discretionary bonuses. Share options are awarded to employees on a merit basis. However, no share options were granted during the period.

BUSINESS AND OPERATIONS REVIEW

During the six months ended September 30, 2006, the Group underwent several corporate developments, comprised mainly of the disposal of its then 45.2% interest in the Memorex* business in April 2006 and the acquisition of a 98.92% interest in GDI in June 2006.

Upon the disposal of Memorex* business, the Group captured a significant gain during the interim period. This handsome gain brought about working capital and provided the company with an opportunity to actively look for meaningful investments in viable businesses.

Subsequent to the disposal of Memorex* business, the Group completed the acquisition of GDI and took control over all the businesses under GDI. The Group then began the integration process within the combined businesses so as to consolidate the common or related businesses and enjoy the synergistic results as much as practical. These businesses include property development and trading, trading of securities, investment in convertible notes issued by listed companies in Hong Kong and holding of strategic investments. By utilizing the Group's strong business network, professional expertise and diverse management resources, the integration has been quite successful and is progressing well. Moreover, the Group has extended the business portfolio to include those businesses carrying out by GDI. The diverse investments of GDI include China Enterprises Limited, whose shares are traded on the OTC Bulletin Board and MRI Holdings Limited, whose shares are listed on the Australian Securities Exchange.

Up to September 30, 2006, the Group has subscribed into convertible notes of listed companies with an aggregate nominal value over Hong Kong Dollars One Billion. Such listed companies are Asia Standard International Group Limited, Macau Prime Properties Holdings Limited, Mei Ah Entertainment Group Limited, Golden Harvest Entertainment (Holdings) Limited, Wing On Travel (Holdings) Limited, See Corporation Limited and Wo Kee Hong (Holdings) Limited. The subscriptions serve as part of the Group's strategy to diversify its investment portfolio into the growing industries.

For the current period, the Group recorded a significant loss as a result of the change in fair value of conversion options embedded in such convertible notes.

The profit/loss mainly depends on factors, like market price of the shares underlying in such convertible notes and the prevailing market interest rates, as compared with the conversion price of the shares and the coupon interest rates of the convertible notes. The Group will perform up to date professional valuation of such convertible notes when preparing its periodic interim and annual accounts and will take into account the resulting profit/loss due to the change in fair value of conversion options embedded in such convertible notes. The resulting profit/loss on preparing the Group's periodic interim and annual accounts are non-cash items and, due to the factors stated above, may or may not be changed substantially from period to period.

Significant Investments

China Enterprises Limited ("CEL", carried on business in Hong Kong as China Tire Holdings Limited)

During the period under review, CEL continues to be an investment holding company. CEL is engaged in the business of property investment and development in the People's Republic of China ("PRC") and has substantial interests in Hangzhou Zhongce Rubber Company Limited and Wing On Travel (Holdings) Limited, which are principally engaged in manufacturing and marketing of tires in the PRC and other countries abroad, and the business of providing package tour, travel, and other related services and hotel operations, respectively.

MRI Holdings Limited ("MRI")

During the period under review, MRI completed the acquisition of Zest Health Clubs ("ZHC"), Australia's second largest health and fitness chain, and number 1 in market share in 3 of Australia's 5 largest fitness markets. MRI has been actively participating in the operations of ZHC and continued to penetrate its markets and grow in market shares.

Major Strategic Investments

PSC Corporation Ltd ("PSC")

At September 30, 2006, the Group is holding an effective interest of 24.26% in PSC, which is principally engaged in manufacturing of food and other products, distribution of food and other fast moving consumer goods, logistics and franchising, healthcare consultancy and services, and education.

Intraco Limited ("Intraco")

At September 30, 2006, the Group is holding an effective interest of 7.25% in Intraco, which focuses on four core businesses, which include commodities trading, projects, info-communications and the distribution of semiconductors.

Tat Seng Packaging ("Tat Seng")

At September 30, 2006, the Group is holding an effective interest of 15.51% in Tat Seng, which is one of Singapore's leading manufacturers of corrugated paper packaging product with operations in Singapore, Suzhou and Hefei in the PRC. The Tat Seng Packaging group designs, manufactures and sells corrugated paper packaging products for the packing of diverse range of products according to customers' specifications. Its key products include corrugated paper boards, corrugated paper cartons, die-cut boxes, assembly cartons, heavy duty corrugated paper products and other packaging related products.

Wing On Travel (Holdings) Limited ("Wing On Travel")

At September 30, 2006, the Group is holding an effective interest of 11.14% in Wing On Travel, which is principally engaged in the business of providing package tours, travel and other related services, and hotel operation including a hotel chain branded under the name of "Rosedale" in Hong Kong and the Mainland.

Major Acquisitions & Disposals

Disposal of 15.3% interests in CSHL and acquisition of interests in GDI

On March 10, 2005, the Company and PYI Corporation Limited entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited for the disposal of approximately 15.3% interests in CSHL at a consideration of approximately HK$26 million. The Share Sale Agreement was completed on May 24, 2006. On May 26, 2006, Somerley Limited, on behalf of Well Orient Limited ("Well Orient") made a voluntary offer to the shareholders of GDI ("GDI Offer"). The GDI Offer closed on June 16, 2006 and Well Orient received a total of 306,622,223 GDI shares. Together with 129,409,897 GDI shares (representing approximately 29.36% of the issued share capital of GDI) already held by Well Orient, Well Orient was interested in approximately 98.92% of the issued share capital of GDI.

Disposal of assets of MII

On January 19, 2006, MII entered into a sale and purchase agreement ("S&P Agreement") with Imation Corp. for the sale and purchase of certain assets of MII relating to the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data as conducted by MII and Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. for an aggregate consideration of US$330 million plus adjustments amount and earnout amount calculated in accordance with the S&P Agreement. The S&P Agreement was completed on April 28, 2006. Details of the transaction are set out in the circular of the Company dated April 10, 2006.

The Underwriting Agreement and Subscription of rights shares of See Corporation Limited ("SCL")

On April 22, 2006, the Company, Success Securities Limited and SCL entered into an underwriting agreement pursuant to which the Company agreed to underwrite up to 329,037,330 rights shares of SCL at a subscription price of HK$0.014 per rights share. On the same day, the Company executed an undertaking to SCL to take up its entitlement in full under the rights issue of SCL. On June 30, 2006, a total of 1,991,487,330 rights shares of SCL were subscribed by the Company. Details of the underwriting agreement are set out in the circular of the Company dated May 17, 2006.

Subscription of convertible note of Macau Prime Properties Holdings Limited ("MPP")

On April 27, 2006, the Company and MPP entered into a subscription agreement ("MPP Subscription Agreement") regarding the subscription of 1% convertible note of MPP with the principal amount of HK$270 million. The MPP Subscription Agreement was completed on June 15, 2006. Details of the transaction are set out in the circular of the Company dated May 26, 2006.

The Subscription Agreements and the proposed issue of convertible exchangeable note of the Company

On June 27, 2006, the Company entered into five conditional subscription agreements with each of five subscribers (including ITC Corporation Limited ("ITC") and four other fund subscribers) in relation to the subscription by the subscribers of 1% convertible exchangeable notes with an aggregate principal amount of US$150 million (equivalent to approximately HK$1,164.9 million) to be issued by the Company at par ("Convertible Notes"). Pursuant to the subscription agreements, the Company was required after the signing of the subscription agreements to enter into a contract ("CEL Agreement") with CEL for the subscription of 1% convertible note of CEL with the principal amount of US$100 million. The CEL Agreement was entered into by the Company and CEL on August 29, 2006. On August 30, 2006, each of the subscribers of Convertible Notes and the Company entered into the supplemental agreement pursuant to which the parties agreed that the completion of the subscription of Convertible Notes would be conditional on the closing or lapse (whichever is earlier) of the offers made by Famex Investment Limited ("Famex"), an indirect wholly-owned subsidiary of ITC. The subscription agreements (as amended by the supplemental agreements) and the CEL Agreement were approved by the shareholders of the Company on September 25, 2006 but yet to be completed as at the date of this announcement. Details of the transaction are set out in the circular of the Company dated September 8, 2006.

Subscription of convertible note of Mei Ah Entertainment Group Limited ("Mei Ah")

On June 28, 2006, the Company and Mei Ah entered into a subscription agreement ("Mei Ah Subscription Agreement") regarding the subscription of 4% convertible note of Mei Ah with the principal amount of HK$50 million. The Mei Ah Subscription Agreement was completed on August 11, 2006. Details of the transaction are set out in the circular of the Company dated July 21, 2006.

Subscription of convertible note of Golden Harvest Entertainment (Holdings) Limited ("Golden Harvest")

On July 10, 2006, Quick Target Limited, an indirect wholly-owned subsidiary of the Company, and Golden Harvest entered into a subscription agreement ("GH Subscription Agreement") regarding the subscription of 4% convertible note of Golden Harvest with the principal amount of HK$50 million. The GH Subscription Agreement was completed on August 22, 2006. Details of the transaction are set out in the circular of the Company dated July 28, 2006.

Conditional mandatory cash offers by Kingston Securities Limited for and on behalf of Famex

On September 1, 2006, ITC and the Company jointly announced that on August 17, 2006, Famex entered into an agreement with an independent third party pursuant to which Famex conditionally agreed to acquire 22,812,359 sale shares at a consideration of HK$86,686,964.20 at HK$3.8 per sale share. Completion of the agreement took place on November 7, 2006. Immediately upon completion, Famex and parties acting in concert with it were, in aggregate, interested in approximately 38.67% of the voting rights of the Company. Accordingly, Famex was required to make a conditional mandatory cash offer to acquire all the issued shares and outstanding convertible bonds of the Company (other than those already owned by or agreed to be acquired by Famex and parties acting in concert with it (except Cobblefield Limited)) under the Hong Kong Code on Takeovers and Mergers (the "Offers"). Details of the Offers are set out in the offer document of ITC dated November 13, 2006. The Offers closed at 4:00 p.m. on December 13, 2006. Famex received a total of 53,080,583 shares (representing approximately 21.02% of the issued share capital of the Company) and convertible bonds with face value of HK$5,775,870 (representing approximately 0.75% of the outstanding convertible bonds of the Company). Together with the shares held by (i) Famex; and (ii) Famex and parties acting in concert with it, Famex was interested in (i) 161,589,501 shares (representing approximately 63.98% of the issued share capital of the Company) and the convertible bonds with face value of HK$5,775,870; and (ii) 174,871,892 shares (representing approximately 69.24% of the issued share capital of the Company) and the convertible bonds with face value of HK$141,441,885.

OUTLOOK

The Group has set its investment focus on the Asian markets, especially the PRC, a market place proven to show tremendous opportunities for investors seeking fruitful returns on their investments. In furtherance of the Group's plans to expand its existing presence in the PRC, the Group will concentrate its efforts on mergers and acquisitions and to use this platform to broaden its PRC portfolio. The Group believes this approach will enable it reach exponential growth in revenue and operating profits.

Looking ahead, the Group believes that the Renminbi is a currency worth-noting with a high potential for appreciation. With a significant amount of the Group's assets located in the PRC, it hopes to take advantage of an increase in value of its net assets located in the PRC should the Renminbi continue to rise.

As the Group moves forward, we are optimistic about our investments in the PRC. We have proven our ability to identify businesses that can be enhanced in value through proper planning, restructuring and growth. Our successful sale of the Memorex* business and the huge gain captured under the current management has proven the Group's abilities. The Group will continue to strive for further legendary achievements to come.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

During the period ended September 30, 2006, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed shares.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management and the Company's auditors the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the unaudited financial statements for the six months ended September 30, 2006 on the basis that such review does not in itself constitute an audit. The Audit Committee is not aware of any material modifications that should have been made to the interim financial statements for the six months ended September 30, 2006. The Audit Committee, with written terms of reference in line with the code provisions as stipulated in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"), currently comprise three independent non-executive directors, namely Messrs. Wong King Lam, Joseph, Kwok Ka Lap, Alva and Sin Chi Fai.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the CG Code throughout the six months ended September 30, 2006, except for the following deviations:-

Code Provision A.2.1 of the CG Code

Under the code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not at present have any officer with the title of "chief executive officer" ("CEO") but instead the duties of a CEO are performed by Dr. Yap, Allan, the Managing Director of the Company, in the same capacity as the CEO of the Company.

Code Provision A.4.1 of the CG Code

Under the code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. The current independent non-executive directors of the Company are not appointed for a specific term. However, all directors (including executive and non-executive) of the Company are subject to retirement by rotation at annual general meeting of the Company in accordance with bye-law 87(2) of the Bye-Laws of the Company.

Code Provision E.1.2 of the CG Code

Under the code provision E.1.2 of the CG Code, the chairman of the board should attend the annual general meeting. Due to an important engagement relating to the company's business, the chairman of the Board of the Company was unable to attend the annual general meeting of the Company held on September 1, 2006.

The annual review of internal controls in respect of the code provision C.2.1 of the CG Code will be reported in the forthcoming corporate governance report to be contained in the annual report of the Company for the year ending March 31, 2007.

As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors' securities transactions. Having made specific enquiry by the Company, all directors have confirmed the compliance with the required standard set out in the Model Code throughout the six months ended September 30, 2006.

PUBLICATION OF INTERIM RESULTS ON THE STOCK EXCHANGE'S WEBSITE

All the information of the interim results of the Group for the six months ended September 30, 2006 required by paragraphs 46(1) to 46(9) inclusive of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, December 27, 2006

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors	*Independent Non-Executive Directors*
Dr. Chan Kwok Keung, Charles *(Chairman)*	Mr. Kwok Ka Lap, Alva
Dr. Yap, Allan *(Managing Director)*	Mr. Wong King Lam, Joseph
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*	Mr. Sin Chi Fai

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：275)

截至二零零六年九月三十日止六個月之中期業績公佈

中期業績

錦興集團有限公司（「本公司」）董事會欣然呈報本公司及其附屬公司（「本集團」）截至二零零六年九月三十日止六個月之未經審核綜合業績，連同二零零五年同期之比較數字載列如下：

簡明綜合收益表
截至二零零六年九月三十日止六個月

	附註	截至九月三十日止六個月 二零零六年 千港元 (未經審核)	二零零五年 千港元 (未經審核)
持續業務			
營業額	3	88,221	257,632
銷售成本		(87,606)	(214,606)
毛利		615	43,026
其他收入		68,551	36,944
可兌換票據中內在之可兌換權之公平價值變動		(185,111)	15,568
一間聯營公司可兌換票據中內在之可兌換權之公平價值變動		(19,113)	-
按公平價值計入損益之可兌換票據之公平價值變動		5,579	-
投資物業之公平價值變動		9,000	-
持作買賣投資之公平價值變動		(1,259)	(18,461)
收購附屬公司之折讓		116,363	-
商譽減值虧損		(6,621)	-
收購一間聯營公司產生之商譽減值虧損		-	(14,393)
可供出售投資之減值虧損		(28,088)	-
出售附屬公司之（虧損）收益		(609)	4,276
出售一間聯營公司權益之收益		5,097	-
分銷及銷售開支		(17)	(2,415)
行政開支		(44,757)	(38,214)
財務費用		(38,884)	(21,259)
應佔聯營公司業績		(22,122)	(24,126)
除所得稅前虧損		(141,378)	(19,852)
所得稅抵免	4	971	-
持續業務之期內虧損		(140,407)	(19,852)
非持續業務			
非持續業務之期內溢利		1,480,522	67,885
期內溢利	5	1,340,115	48,033
應佔：			
本公司股本持有人		491,398	16,388
少數股東權益		848,717	31,645
		1,340,115	48,033
分派	6	15,027	13,418
每股盈利（虧損）	7		
來自持續及非持續業務			
－基本		203.84港仙	7.33港仙
－攤薄		152.85港仙	6.72港仙
來自持續業務			
－基本		(53.33)港仙	(6.23)港仙
－攤薄		不適用	不適用

簡明綜合資產負債表
於二零零六年九月三十日

	於二零零六年九月三十日 千港元 (未經審核)	於二零零六年三月三十一日 千港元 (經審核)
非流動資產		
物業、廠房及設備	149,445	38,567
投資物業	142,000	133,000
商譽	-	6,621
聯營公司權益	714,441	616,871
可兌換票據中內在之可兌換權	54,089	231,509
一間聯營公司之可兌換票據	342,025	-
一間聯營公司之可兌換票據中內在之可兌換權	43,925	-
給予一間聯營公司貸款	6,331	1,331
可供出售投資	922,723	534,045
收購附屬公司所付之按金	80,000	-
收購長期投資之所付按金	190,175	190,175
收購物業權益之所付款項	57,120	-
會所債券	3,595	3,595
	2,570,896	1,755,714
流動資產		
存貨	4,425	8,553
其他資產	229,283	-

持作買賣投資	453,856	421,997
按公平值列賬並於損益表內處理之可換股債券	106,413	-
應收短期貸款	494,238	20,162
應收有關連公司之短期貸款	30,435	159,559
給予聯營公司貸款	15,492	-
應收[illegible]貸款	8,379	18,680
應收聯營公司款項	3,459	2,623
可收回稅項	683	973
已抵押銀行存款	-	19,966
銀行結存及現金	61,725	6,514
	1,752,013	792,207
分類為持作銷售資產	-	1,645,259
	1,752,013	2,437,466
流動負債		
貿易及其他應付款項	188,097	358,856
應付[illegible]貸款	2,304	153
應付股息	-	422
應付稅項	30,650	33,264
借款－一年內到期	407,745	591,629
融資租約承擔－一年內到期	26	-
銀行透支	19,526	33,187
	647,348	1,017,561
分類為持作銷售資產之直接相關負債	-	854,328
	647,348	1,871,889
流動資產淨值	1,104,665	565,627
資產總值減流動負債	3,675,563	2,321,341
非流動負債		
借款－一年後到期	86,025	95,693
融資租約承擔－一年後到期	89	-
可換股貸款票據	639,117	-
遞延稅項負債	34,775	6,325
	760,006	102,018
	2,915,557	2,219,323
資本及儲備		
股本	2,525	2,372
儲備	2,348,351	1,866,517
本公司股本持有人應佔股本權益	2,350,876	1,868,889
少數股東權益	564,681	350,434
	2,915,557	2,219,323

簡明綜合財務報表附註

截至二零零六年九月三十日止六個月

1. 編製基準

2. 主要會計政策